Exhibit 99.4

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of December 16, 2024

BETWEEN:	NOUVEAU MONDE GRAPHITE INC., a corporation organized and existing under the laws of Canada.

(the “Corporation”)

- and -

INVESTISSEMENT QUÉBEC, a corporation organized and existing under the laws of the province of Québec.

(the “Investor”)

RECITALS:

A.	The Investor has agreed to make an investment in the Corporation which shall consist of a subscription for 19,841,269 Purchased Shares (as defined below) and Warrants (as defined below) to purchase 19,841,269 Warrant Shares (as defined below) from the Corporation for an aggregate subscription price of $24,999,998.94 pursuant to the terms and subject to the conditions set forth in this Agreement (as defined below) (the “Investment”);

B.	In conjunction with the transactions contemplated by this Agreement and as a condition for the completion of the Investment by the Investor, the Investor and the Corporation shall also enter into the Investor Rights Agreement (as defined below) and the Registration Rights Agreement (as defined below); and

C.	The Investor and the Corporation have agreed to enter into this Agreement to record their agreement in respect of these matters.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement and the Ancillary Agreements (as defined below), the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1            Definitions

In this Agreement, unless otherwise provided:

(a)	“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) Controls such specified Person, (ii) is Controlled by such specified Person, or (iii) is under common Control with such specified Person. In addition, in the Investor’s case, “Affiliate” shall include (i) the Government of Quebec, (ii) any Crown corporation or any agent of the Government of Quebec, (iii) any direct or indirect subsidiary of the Investor or any entity resulting from a reorganization or merger of the Investor or to which the assets of the Investor are transferred following its liquidation or dissolution, (iv) any Person whose majority of directors (except those appointed ex officio) are appointed by the Government of Quebec or one of its ministers acting in that capacity, and (v) any Person controlled, directly or indirectly, by the Government of Quebec, by one of its ministers acting in that capacity, or by any of the Persons listed in items (ii) to (iv) above;

(b)	“Agreement” means this subscription agreement, together with the Schedules, and all permitted amendments hereto or restatements hereof;

(c)	“Ancillary Agreements” means, collectively, the Investor Rights Agreement, the Registration Rights Agreement and the Warrant Certificate;

(d)	“Anti-Corruption Laws” means all Applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act of 1977;

(e)	“Applicable Canadian Exchange” means, from time to time and at any relevant time, the TSX or the TSXV, as applicable, on which the Common Shares are then listed and posted for trading;

(f)	“Applicable Laws” means, with respect to any Person, property, transaction, event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, instruments, Orders enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(g)	“Assets and Properties” means, with respect to any Person, all assets and properties of every kind, nature, character and description (whether immovable (or real), movable (or personal) or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), whether operated, owned or leased by or in the possession or control of such Person and including Environmental Attributes, and also including the goodwill related to such assets and properties;

(h)	“Bécancour Project” means, collectively, (i) the battery anode material plant project located in Bécancour, Québec (including the constructions, engineering, permitting, procurement, buildings, improvements and equipment, either leased or owned, that make up the plant to be constructed) to be operated by the Corporation or any of the Subsidiaries, and (ii) the ownership by the Corporation or any of the Subsidiaries of the Bécancour Site;

(i)	“Bécancour Site” means that certain emplacement known and designated as being lot 3 294 065 of the Cadastre of Québec, Registration Division of Nicolet (Nicolet 2) with the vacant lot thereon fronting on Avenue G.-A., Boulet, in the City of Bécancour, Québec;

(j)	“BIS” means the U.S. Bureau of Industry and Security;

(k)	“Board” means the board of directors of the Corporation, as constituted on the date hereof and from time to time;

(l)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, and (ii) a day on which banks are generally closed in Montréal, Québec;

(m)	“CGF” means Canada Growth Fund;

(n)	“CGF Subscription Agreement” means the subscription agreement entered into as of the date hereof between the Corporation and CGF whereby the Corporation has agreed to issue, and CGF has agreed to subscribe to, subject to the terms and condition set forth therein, to $24,999,998.94 in Common Shares and CGF Warrants;

(o)	“CGF Warrants” means the warrants to purchase Common Shares of the Corporation to be issued to CGF concurrently to Closing pursuant to and in accordance with the CGF Subscription Agreement;

(p)	“Change of Control” means (A) the acquisition by any means, including acquisition of equity, plan of arrangement, amalgamation, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting shares of the Corporation, or (B) the acquisition by any Person, directly or indirectly, of the right or ability by voting power, contract or otherwise to direct or cause the election or nomination for election of a majority of the members of the Board;

(q)	“Claim” means any cause of action, claim, demand, lawsuit, audit, hearing, examination, investigation, arbitration, or other litigation or proceeding (whether civil, criminal, penal, administrative or investigative), including, for greater certainty, any proceeding or investigation by or before a Governmental Entity;

(r)	“Closing” has the meaning ascribed thereto in Section 5.1;

(s)	“Closing Date” means the third Business Day following the satisfaction or waiver of all of the closing conditions set forth in Sections 4.1 and 4.2 of this Agreement (excluding conditions that, by their terms, are to be satisfied at the Closing), or such other date as may be mutually agreed by the Corporation and the Investor;

(t)	“Closing Time” means 8:00 a.m. (Montréal time) on the Closing Date, or such other time as may be mutually agreed by the Corporation and the Investor;

(u)	“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie dated January 23, 2020 between the Corporation and the Municipalité de Saint-Michel-des-Saints;

(v)	“Common Shares” means the common shares in the capital of the Corporation;

(w)	“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;

(x)	“Control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(ii)	by virtue of any powers conferred by the constating documents of that entity, or any other document, regulating that or any other entity, and

Control is deemed to arise (without limitation to other circumstances in which Control may arise) when that person:

(iii)	owns more than 50% of all voting rights (or similar, however described) in that entity; or

(iv)	has the power, whether through Contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity, and

“Controlled” and “Controlling” have equivalent meanings;

(y)	“Corporation Annual Financial Statements” means the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2023 and 2022, including the auditor’s report thereon and the notes thereto;

(z)	“Corporation Annual Information Form” means the annual information form of the Corporation for the fiscal year ended December 31, 2023;

(aa)	“Corporation Financial Statements” means, collectively, the Corporation Annual Financial Statements and the Corporation Interim Financial Statements;

(bb)	“Corporation Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt) ;

(cc)	“Corporation Interim Financial Statements” means the unaudited condensed consolidated financial statements of the Corporation as at and for the nine-month periods ended September 30, 2024 and 2023, including the notes thereto;

(dd)	“Direct Claim” has the meaning ascribed thereto in Section 8.2(a);

(ee)	“Disclosure Documents” means all information and documents relating to the Corporation (and its predecessors) that are, or become, publicly available on the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators or on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system, or that are or become otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars, annual information forms and technical reports since January 1, 2023;

(ff)	“Disclosure Letter” means the disclosure letter of the Corporation delivered to the Investor concurrently with the execution of this Agreement;

(gg)	“Dispute” has the meaning ascribed thereto in Section 9.6(b);

(hh)	“DRS” means Direct Registration System maintained by the transfer agent of the Corporation;

(ii)	“DRS Advice” means a notification produced by the DRS evidencing ownership of the Purchased Shares;

(jj)	“Employee Plans” has the meaning ascribed thereto in Section 3.1(qqq);

(kk)	“Environmental Attributes” means any unit, credit, reduction, offset or other allowance, including those relating to greenhouse gas emission reductions, issued pursuant to industry accepted and recognized protocols and, as applicable, under Contracts, Applicable Laws or Environmental Laws;

(ll)	“Environmental Laws” means all Applicable Laws relating in whole or in part to the protection and preservation of the environment, the protection of human health, occupational health and safety, product safety, product liability, Hazardous Materials or natural resources, including the Environment Quality Act (Québec) and the Canadian Environmental Protection Act, 1999 provided, that the Guide d’intervention – Protection des sols et réhabilitation des terrains contaminés published by the Québec Ministry of the Environment, Fight against Climate Change, Fauna and Parks (as amended, modified, replaced or supplemented from time to time) shall be deemed, with respect to the limit values for concentrations of contaminants in soil and groundwater, to be an “Environmental Law” for purposes of this Agreement even if such guideline does not have the force of Law;

(mm)	“Environmental Permits” includes all Orders, Permits or any other similar authorizations issued, granted, given or made available under the authority of or otherwise required from any Governmental Entity under any Environmental Law;

(nn)	“ERISA” has the meaning ascribed thereto in Section 3.1(qqq);

(oo)	“Existing Financial Indebtedness” means:

(i)	all indebtedness listed in the Corporation Interim Financial Statements;

(ii)	the remaining 2.0% net smelter royalty following the repurchase of 1.0% of the 3.0% net smelter royalty by the Corporation as of August 15, 2024 in accordance with the Royalty Agreement; and

(iii)	the royalty and payments granted by the Corporation to the Municipality of Saint-Michel-des-Saints pursuant to the Collaboration Agreement;

(pp)	“Existing Instrument” has the meaning ascribed thereto in Section 3.1(c);

(qq)	“FID” means the final decision of the Board to proceed with the design, engineering and construction of the Phase 2 Projects after the presentation of the final construction budget for the Phase 2 Projects and the binding commitments of the necessary capital to fund such activities;

(rr)	“Financial Indebtedness” means any indebtedness for or in respect of:

(i)	moneys borrowed (and debit balances at banks or other financial institutions);

(ii)	any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(iii)	any amount raised pursuant to any note purchase facility or the issue of notes, debentures, bonds or any similar debt instrument;

(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease (meaning that the lease is capitalized as an asset and booked as a corresponding liability in the balance sheet);

(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis provided that the requirements for derecognition under IFRS are met);

(vi)	any derivative transaction entered into and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(vii)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a person which is not a member of the Corporation which liability would fall within one of the other paragraphs of this definition;

(viii)	any amount raised by the issue of redeemable shares which are classified as borrowings or liabilities under IFRS;

(ix)	any amount of any liability under an advance or deferred purchase agreement, if (a) the primary reason behind entering into the agreement is to raise finance or (b) the agreement is in respect of the supply of assets or services and payment is due more than 120 calendar days after the date of supply;

(x)	any refundable tax credit granted by any Governmental Entity;

(xi)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under IFRS; and

(xii)	without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (i) to (x) above;

(ss)	“Future Offtake Contracts” means any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the date of the FID;

(tt)	“GM Subscription Agreement” means the subscription agreement dated February 14, 2024 between the Corporation and General Motors Holdings LLC;

(uu)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(vv)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange, or any other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

(ww)	“Hazardous Materials” means (a) any chemical, mineral, material or substance that is prohibited, regulated or designated as a pollutant, contaminant, tailings, wastewater, toxic substance, deleterious substance, dangerous good, waste or residual material, hazardous waste or hazardous residual material, hazardous substance, hazardous material or any other similar designation, under any provision of Environmental Law, (b) any petroleum product or by-product and derivatives thereof, including oil and fuel of any kind, (c) any substance or material that is toxic, explosive, poisonous, corrosive, flammable, radioactive, oxidizing, leachable, carcinogenic or mutagenic, (d) PCBs, lead including lead-containing paint or coating and lead-containing material, urea formaldehyde foam insulation, pyrite, pyrrhotite, crystalline silica, mould, mercury and mercury-containing material, and asbestos and asbestos-containing material and noise, and (e) any chemical, mineral, material or substance that is otherwise regulated by Environmental Law;

(xx)	“ICC Rules” has the meaning ascribed thereto in Section 9.6(a);

(yy)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by Chartered Professional Accountants of Canada (CPA Canada) in Part I of The CPA Canada Handbook – Accounting;

(zz)	“Indigenous” means the Indian, Inuit and Métis persons or peoples of Canada; a band as defined pursuant to the Indian Act (Canada), any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada, a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis persons hold an interest, any person or group asserting or otherwise claiming an aboriginal or treaty right (including aboriginal title), and also includes a third party acting on its behalf;

(aaa)	“Investor Indemnified Party” has the meaning ascribed thereto in Section 8.1(a);

(bbb)	“Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt) ;

(ccc)	“Intercompany Loan” means any loan provided by the Corporation to an Affiliate of the Corporation;

(ddd)	“internal control over financial reporting” has the meaning ascribed thereto in Regulation 52-109;

(eee)	“Investment” has the meaning ascribed thereto in the recitals;

(fff)	“Investor Rights Agreement” means the investor rights agreement to be entered into between the Corporation and the Investor on the Closing Date in the form substantially similar to the draft attached as Schedule C;

(ggg)	“IT Systems and Data” has the meaning ascribed thereto in Section 3.1(ttt);

(hhh)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), imperfection of title, encroachment, lease, license, easement, right-of-way, condition, restriction, or adverse right or claim, or other third-party interest or encumbrance of any kind;

(iii)	“Loss” means any loss, liability, Claim, damage, cost, and expense whatsoever (including reasonable legal, consultant, expert, and other professional advisor fees and expenses), including any amounts paid in settlement of any investigation, Order, litigation, proceeding or Claim;

(jjj)	“Matawinie Impact Benefit Agreement” means the impact benefit agreement dated as of December 11, 2024 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw in respect of the Matawinie Project;

(kkk)	“Matawinie Project” means the Matawinie graphite mine project located in Saint-Michel-des-Saints, Québec, approximately 150 kilometers north of Montréal, Québec, and includes 176 mining claims covering 9263.7 hectares (including the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the mine to be operated by the Corporation or any of the Subsidiaries and the ownership, leasing or use of any lands in connection therewith);

(lll)	“Material Adverse Effect” means any action, change, fact, event, circumstance or state of circumstances which, alone or in conjunction with other action, change, fact, event, circumstance or state of circumstances, is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) of the Corporation and the Subsidiaries, taken as a whole, provided that in no event shall any matter resulting from the following be deemed a Material Adverse Effect:

(i)	changes in the regulatory accounting requirements applicable to the Corporation or the Subsidiaries;

(ii)	changes in general economic or political conditions (whether international, national or local);

(iii)	changes (including changes of Applicable Laws) generally affecting the industry or industries in which the Corporation or the Subsidiaries operate;

(iv)	acts of war, sabotage or terrorism, pandemic, epidemic or natural disasters;

(v)	shortages or price changes with respect to raw materials, metals or products used, produced or sold in connection with the business of the Corporation or the Subsidiaries;

(vi)	any action taken (or omitted to be taken) at the express written request or with the express written consent of the Investor;

(vii)	any action taken by the Corporation or the Subsidiaries that is required pursuant to this Agreement; or

(viii)	any failure by the Corporation or the Subsidiaries to meet any internal or published projections or forecasts for any period (it being understood that the underlying cause of the failure, if any, to meet such projections or forecasts shall be taken into account in determining whether a Material Adverse Effect has occurred or could occur);

provided, however, that any action, change, fact, event, circumstance or state of circumstances resulting from the matters referred to in clauses (i), (ii), (iii), (iv) and (v) above shall be excluded only to the extent such matters do not disproportionately impact the Corporation and the Subsidiaries, taken as a whole, as compared to other Persons operating in the same industry or industries in which the Corporation or the Subsidiaries operate;

(mmm)	“Material Contract” means each Contract that is material to the business, affairs or operations of the Corporation and the Subsidiaries, including: (i) the Collaboration Agreement, (ii) the GM Subscription Agreement, (iii) the investor rights agreements and similar agreements between the Corporation and each of General Motors Holdings LLC, Panasonic Holdings Company, Mitsui & Co., LTD and Pallinghurst Bond Limited and Pallinghurst Graphite International Limited, (iv) the supply agreement (raw materials) dated as of February 28, 2024 between General Motors Holdings LLC and the Corporation, (v) the offtake agreement (uncoated spherical purified graphite) dated as of February 14, 2024 between Panasonic Energy Co., Ltd. and the Corporation, (vi) the Royalty Agreement, and (vii) the Matawinie Impact Benefit Agreement;

(nnn)	“Material Leases” means each lease, occupancy agreement and/or access agreement that is material to the business, affairs or operations of the Corporation and the Subsidiaries, including: (i) deed of servitude dated July 18, 2024 between Sylvain Rondeau Inc. and the Corporation, registered under number 28 849 982 in the Land Book for the Registration Division of Berthier; (ii) lease dated October 1, 2023 between the Ministre de l’Énergie et des Ressources Naturelles (now the Ministre des Ressources Naturelles et des Forêts) and the Corporation for approximately 238.5 hectares for purposes of mine tailings site; (iii) lease dated August 1, 2023 between the Ministre de l’Énergie et des Ressources Naturelles and the Corporation for approximately 20.2 hectares for mining facilities; (iv) lease dated October 29, 2020 between SSTM International Inc. and the Corporation for premises located at 600 chemin de la Forex, Saint-Michel-des-Saints, Québec, for office and graphite manufacturing/warehousing uses; and (v) lease dated October 20, 2020 between Olin Canada ULC and the Corporation for certain premises owned by Olin Canada ULC and located in Bécancour, Québec;

(ooo)	“Mining Projects” means, collectively, the Matawinie Project and the Uatnan Project;

(ppp)	“Mining Rights” has the meaning ascribed thereto in Section 3.1(v);

(qqq)	“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(iii);

(rrr)	“Notes” means the unsecured convertible notes issued by the Corporation to the Investor on November 8, 2022, as amended and/or amended and restated from time to time;

(sss)	“NYSE” means the New York Stock Exchange;

(ttt)	“OFAC” has the meaning ascribed thereto in Section 3.1(jjj);

(uuu)	“Operating Lease” means any lease which in accordance with the relevant accounting principles of the Corporation in force at the date hereof is not treated as a finance or capital lease;

(vvv)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(www)	“Ordinary Course”, when used in relation to the taking of any action by the Corporation or any of the Subsidiaries, means that the action is consistent with the past practices of any of them or their respective business, is taken in the ordinary course of normal day-to-day operations of any of them or their respective business and is consistent with reasonable, industry standard actions, including in furtherance of capital-raising activities;

(xxx)	“Outside Date” means the date that is 45 days following the date hereof;

(yyy)	“Owned Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt);

(zzz)	“Permit” means any permit, approval, consent, waiver, licence, certificate, qualification, declaration, registration or similar authorization issued, granted, given or made available under the authority of or otherwise required from any Governmental Entity under Applicable Laws;

(aaaa)	“Permitted Financial Indebtedness” means any one or more of the following:

(i)	any Existing Financial Indebtedness;

(ii)	any Financial Indebtedness incurred under the terms of the Notes;

(iii)	any Financial Indebtedness incurred under any Intercompany Loan;

(iv)	any Financial Indebtedness arising under Permitted Financial Leases;

(v)	any Financial Indebtedness incurred under the Future Offtake Contracts;

(vi)	any Financial Indebtedness incurred under the Project Debt Financing;

(vii)	any Financial Indebtedness incurred in connection with the development of the Uatnan Property;

(viii)	any other Financial Indebtedness not included under (i) to (vii) above, the outstanding amount of which shall not exceed $[REDACTED: COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time; and

(ix)	any Financial Indebtedness incurred for hedging or similar purposes, provided that (i) hedging shall only be permitted in connection with currency or interest rate protection and not for speculative purposes, and (ii) the negative mark to market of which shall not exceed $[REDACTED: COMMERCIALLY SENSITIVE INFORMATION] at any time;

(bbbb)	“Permitted Financial Lease” means, except for all financial leases related directly or indirectly to the Phase 2 Projects, finance or capital leases (which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are treated as finance or capital leases) of equipment are permitted provided that the aggregate capital value of the equipment leased does not exceed $[REDACTED: COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time. For greater certainty, Operating Leases do not constitute Financial Indebtedness and are therefore permitted;

(cccc)	“Permitted Liens” means, in respect of the Corporation and the Subsidiaries, any one or more of the following:

(i)	security for any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the FID;

(ii)	any encumbrance relating to a Permitted Financial Indebtedness;

(iii)	any netting or set-off arrangement entered into in the Ordinary Course of banking arrangements for the purpose of netting debt and credit balances with an Affiliate;

(iv)	any encumbrance relating to a Permitted Financial Lease or an Operating Lease provided that such encumbrance is limited to the property that is the subject of the Permitted Financial Lease or Operating Lease;

(v)	any encumbrance arising under any instalment sale or conditional sale (excluding arising under any finance or capital lease, or Operating Lease) in respect of goods supplied in the Ordinary Course and on the supplier’s standard or usual terms;

(vi)	any encumbrances made or incurred in the Ordinary Course to secure (a) workers’ compensation, surety or appeal notes, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (b) the discharge of encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not impair the development, construction and operation of the Phase 2 Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(vii)	any development or similar agreement concerning immovable or real property entered into with a Governmental Entity or a public utility which does not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) materially detract from the value of such property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation, or otherwise have a Material Adverse Effect, provided the Corporation party to any such agreement is not in default thereunder in any material respect;

(viii)	any such minor defects as may be revealed by an up-to-date certificate of location, any registered or unregistered rights of way or servitude, or any encroachments, or any zoning by-laws or other municipal law restrictions as to the use of immovable or real property, provided the foregoing do not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(ix)	any security or deposits given to a public utility or any Governmental Entity when required by such utility or Governmental Entity pursuant to any Project Document, or in connection with the operations of the Corporation and in the Ordinary Course of the Corporation;

(x)	any encumbrance for Taxes, assessments or governmental charges or levies not at the time due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) does not and will not materially impair the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(xi)	any encumbrance or charge incidental to construction or current operations (including carrier’s warehouseman’s, mechanics’, construction, builder’s, material men’s and repairmen’s liens) that have not at such time been published pursuant to Applicable Laws or which relate to obligations not due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) does not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(xii)	good faith deposits made in the Ordinary Course to secure the performance of bids, tenders, Contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not materially impair the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiii)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Entity, provided such restrictions, exceptions, reservations, limitations, provisos and conditions (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Phase 2 Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiv)	a hypothec securing the Corporation’s obligations created under the Royalty Agreement under the terms of a deed of hypothec executed before Mtre Lyes Arfa, Notary, on August 29, 2022 and registered at the Québec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580;

(xv)	hypothecs on 481 Brossard Street, Saint-Michel-des-Saints, Québec, securing the repayment of the balance of sale of Quartier du Nouveau Monde Inc. and registered under number 25 506 229 at the Québec Land Registry Office;

(xvi)	a resolutory right with respect to 481 Brossard Street, Saint-Michel-des-Saints, Québec, and registered under number 25 506 229 at the Québec Land Registry Office;

(xvii)	the right reserved to or vested in any Governmental Entity by the terms of any lease, grant or Permit acquired by the Corporation by any statutory provision to terminate any such lease, grant or Permit, or to require annual or other payments as a condition to the continuance thereof; and

(xviii)	any other Liens not included under paragraphs (i) to (xvii) above, in an amount that could not result in an aggregate liability in excess of $[REDACTED: COMMERCIALLY SENSITIVE INFORMATION],

provided, however (for the avoidance of doubt) that no Lien described above, other than in paragraphs (i), (ii), (iii) and (v), shall constitute a Permitted Lien if it was incurred in connection with the incurrence of any Permitted Financial Indebtedness;

(dddd)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

(eeee)	“PFIC” has the meaning ascribed thereto in Section 3.1(vvv);

(ffff)	“Phase 2 Projects” means, collectively, the Matawinie Project and the Bécancour Project;

(gggg)	“Policies” has the meaning ascribed thereto in Section 3.1(uuu);

(hhhh)	“Premises” has the meaning ascribed thereto in Section 3.1(ooo);

(iiii)	“Privacy Laws” has the meaning ascribed thereto in Section 3.1(uuu);

(jjjj)	“Proceeds” has the meaning ascribed thereto in Section 2.2;

(kkkk)	“Project Debt Financing” means one or more debt financings or refundable tax credits with any commercial bank, savings bank, treasury branch, export credit agency, Governmental Entity or agency or other lender in an aggregate amount necessary to cover, together with the Project Equity Financing, the costs associated with the Phase 2 Projects;

(llll)	“Project Equity Financing” means one or more equity financings in an aggregate amount necessary to cover, together with the Project Debt Financing, the costs associated with the Phase 2 Projects;

(mmmm)	“Purchased Shares” has the meaning ascribed thereto in Section 2.1(a);

(nnnn)	“Registration Rights Agreement” means the registration rights agreement to be entered into between the Corporation and the Investor on the Closing Date in the form attached as Schedule D ;

(oooo)	“Regulation 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (Québec), or the corresponding regulation or instrument in the Reporting Jurisdictions, other than Québec;

(pppp)	“Regulation 45-106” means Regulation 45-106 respecting Prospectus Exemptions (Québec), or the corresponding regulation or instrument in the Reporting Jurisdictions, other than Québec;

(qqqq)	“Regulation 52-109” means Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings (Québec) or the corresponding regulation or instrument in the Reporting Jurisdictions, other than Québec;

(rrrr)	“Regulation M” has the meaning ascribed thereto in Section 3.1(www);

(ssss)	“Regulation S” means Regulation S promulgated by the SEC under the U.S. Securities Act;

(tttt)	“Reporting Jurisdictions” means each of the provinces of Canada;

(uuuu)	“Royalty Agreement” means the royalty agreement dated August 28, 2020 between Pallinghurst Graphite Limited and the Corporation, as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020, and as amended on August 18, 2023 and August 29, 2024;

(vvvv)	“Sanction” means any trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time under any export control or economic sanctions laws;

(wwww)	“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized or resident in, a Sanctioned Territory, or which is otherwise subject to any Sanction in a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

(xxxx)	“Sanctioned Territory” means, at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country or territory or its government (which at the time of this Agreement includes Belarus, Central African Republic, China, Cuba, Iran, Democratic People’s Republic of Korea, Democratic Republic of the Congo, Guatemala, Haiti, the Islamic Republic of Iran, Iraq, Lebanon, Libya, Moldova, Myanmar, Nicaragua, Russia, Somalia, South Sudan, Sri Lanka, Sudan, Syria, Ukraine, including the Crimea region thereof, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, Venezuela, Yemen and Zimbabwe);

(yyyy)	“Sanctions Authority” means the United States government and any of its agencies (including OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom of Great Britain and Northern Ireland, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(zzzz)	“Schedules” has the meaning ascribed thereto in Section 1.3;

(aaaaa)	“SEC” means the United States Securities and Exchange Commission;

(bbbbb)	“Securities Laws” means, the securities laws, regulations and rules of each of the provinces and territories of Canada and the securities laws of the United States, including the Securities Act (Québec) and the regulations promulgated thereunder, the U.S. Securities Act and the regulations promulgated thereunder and the securities laws of the states of the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, including the Autorité des marchés financiers (Québec) and the SEC, as well as the rules and policies of the Applicable Canadian Exchange, the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed and posted for trading;

(ccccc)	“Share Price” has the meaning ascribed thereto in Section 2.1(a);

(ddddd)	“Shareholder” means a holder of Common Shares, for as long as he, she or it remains a holder of Common Shares, and any other Person who, from time to time, holds Common Shares;

(eeeee)	“Subscription Price” has the meaning ascribed thereto in Section 2.1(a);

(fffff)	“Subsidiaries” means, collectively, Nouveau Monde District Inc. and Nouveau Monde Europe Limited;

(ggggg)	“Survival Date” has the meaning ascribed thereto in Section 8.4;

(hhhhh)	“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

(iiiii)	“Tax Act” means the Income Tax Act (Canada);

(jjjjj)	“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed under Applicable Laws in respect of Taxes;

(kkkkk)	“Technical Report” means the technical report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects”, effective as of July 6, 2022 and issued on August 10, 2022;

(lllll)	“Third Party” has the meaning ascribed thereto in Section 8.2(a);

(mmmmm)	“Third Party Claim” has the meaning ascribed thereto in Section 8.2(a);

(nnnnn)	“Transfer Restrictions” means the transfer restrictions contained in Section 5 of the Investor Rights Agreement;

(ooooo)	“TSX” means the Toronto Stock Exchange;

(ppppp)	“TSXV” means the TSX Venture Exchange;

(qqqqq)	“Uatnan Project” means the Phase 3 Uatnan graphite mine project located on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux Outardes municipality, Québec, and includes 74 claims covering 3,999.52 hectares (including the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the mine to be operated by the Corporation or any of the Subsidiaries and the ownership, leasing or use of any lands in connection therewith);

(rrrrr)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

(sssss)	“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

(ttttt)	“U.S. Securities Act” means the United States Securities Act of 1933;

(uuuuu)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(vvvvv)	“Warrant Certificate” means the certificate representing the Warrants to be delivered by the Corporation to the Investor on the Closing Date in the form attached hereto as Schedule B;

(wwwww)	“Warrant Shares” means the Common Shares issuable upon the exercise of the Warrants; and

(xxxxx)	“Warrants” means the 19,841,269 common share purchase warrants of the Corporation to be issued to the Investor on the Closing Date, with each such warrant being exercisable to purchase one (1) Warrant Share pursuant to the terms of the Warrant Certificate.

1.2	Interpretation

For the purposes of this Agreement:

(a)	words (including defined terms) using or importing the singular number include the plural and vice versa, and words importing one gender only shall include all genders;

(b)	the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c)	all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d)	references to “the knowledge of the Corporation” or “the best knowledge of the Corporation” or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by the Corporation in this Agreement, means that the Corporation has reviewed all records, documents and other information currently in its possession or under its control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of the Corporation;

(e)	unless otherwise specified, all references in this Agreement to the symbol “$” are to the lawful money of the United States;

(f)	in the event that any value or amount to be calculated hereunder is expressed in U.S. dollars and must be calculated in Canadian dollars (and vice versa) in any documents related to this Agreement, such value or amount shall be calculated using the applicable Bank of Canada daily average exchange rate for such conversion on the Business Day immediately preceding the applicable date of conversion, or as the parties to this Agreement may otherwise mutually agree;

(g)	the use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively;

(h)	reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(i)	reference to any Contract (including this Agreement) or document shall mean such Contract or document as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(j)	reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(k)	all references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified;

(l)	the phrases “hereunder”, “hereof”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement; and

(m)	references to time are to the local time in Montréal, Québec.

1.3	Schedules

The following schedules attached to this Agreement (collectively, the “Schedules”) form part of this Agreement:

Schedule A	-	Registration Instructions

Schedule B	-	Warrant Certificate

Schedule C	-	Investor Rights Agreement

Schedule D	-	Registration Rights Agreement

ARTICLE 2 - SUBSCRIPTION

2.1	Subscription

(a)	Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Time, the Investor agrees to subscribe for and purchase from the Corporation (i) 19,841,269 Common Shares (the “Purchased Shares”) at a price of $1.26 per Purchased Share (the “Share Price”), and (ii) the Warrants, for an aggregate consideration of $24,999,98.94 (the “Subscription Price”); provided that the Share Price shall be no less favourable than the price payable by any other investors that are subscribing for Common Shares concurrently or contemporaneously with the Closing.

(b)	The Investor shall purchase the Purchased Shares and pay the Subscription Price at Closing, by wire transfer of immediately available funds to an account designated in writing by the Corporation in accordance with Section 5.3(b)

(c)	At the Closing Time, the Corporation shall (i) cause to be issued and delivered to the Investor one or more share certificates or DRS Advices, as directed by or on behalf of the Investor, representing the Purchased Shares, and (ii) shall issue the Warrants and deliver the Warrant Certificate to the Investor.

2.2	Use of Proceeds

The proceeds of the Investment (the “Proceeds”) shall be used to fund a portion of development expenses, working capital, financing costs and ramp-up of the initial phase of the Phase 2 Projects. The Corporation may not use any of the Proceeds to:

(a)	pay any dividends, effect any share buybacks or pay special bonuses;

(b)	repay any existing Financial Indebtedness of the Corporation, other than:

(i)	amounts owing to SSTM International Inc. (“SSTM”) pursuant to the lease between the Corporation and SSTM dated October 29, 2020 regarding the premises at 600, chemin de la Forex, Saint-Michel-des-Saints, Québec;

(ii)	amounts owing to Olin Canada ULC (“Olin”) pursuant to the occupancy and services agreement between the Corporation and Olin dated October 20, 2020 regarding the Corporation’s occupation of a portion of the property owned by Olin in Bécancour, Québec;

(iii)	amounts owing to Youville Stables Ltd. (“Youville”) pursuant to the lease between the Corporation and Youville dated February 2, 2022 regarding the premises at 995 Wellington, Suite 240, Montréal, Québec;

(iv)	amounts owing to L’Agence de développement économique du Canada pour les régions du Québec (“DECQ”) by the Corporation pursuant to the contribution agreement between the Corporation and DECQ dated May 15, 2020; or

(v)	Financial Indebtedness incurred by the Corporation in the Ordinary Course following the date of this Agreement, provided that such amount of Financial Indebtedness (x) is allocated to the Phase 2 Projects only and (y) does not exceed an aggregate amount of $1,000,000.00 during the period following the date of this Agreement until FID; or

(c)             [REDACTED: COMMERCIALLY SENSITIVE INFORMATION].

ARTICLE 3 - REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS
AND AUTHORIZATIONS

3.1	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor as of the date hereof (unless a different date is indicated, in which case the representation and warranty shall be as of such date) as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, and will not violate or conflict with the constating documents of the Corporation or the terms of any restriction, agreement or undertaking to which the Corporation is subject;

(b)	each of the Corporation and the Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. Each of the Corporation and the Subsidiaries is qualified as a corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. All of the issued and outstanding shares or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Corporation, directly or through Subsidiaries, free and clear of any Liens of any kind or nature. None of the outstanding shares of, or equity interest in, any of the Subsidiaries was issued in violation of pre-emptive or similar rights of any securityholder of such Subsidiaries. The constating or organizational documents of each of the Subsidiaries comply in all material respects with the requirements of Applicable Laws of its jurisdiction of incorporation or organization and are in full force and effect, up to date and in its possession;

(c)	except as disclosed in Section 3.1(bb) of the Disclosure Letter , neither the Corporation nor any of the Subsidiaries is in violation of its certificate of incorporation, by-laws, or other constating documents, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, Contract, franchise or other instrument (including any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Corporation or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Corporation’s execution and delivery of this Agreement and the Ancillary Agreements, the performance by the Corporation of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Purchased Shares and the Warrants, (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the certificate of incorporation, by-laws or other constating documents of the Corporation or any of the Subsidiaries, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (iii) will not result in any violation of any Applicable Laws with respect to the Corporation or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect. Except as otherwise disclosed in Section 3.1(c) of the Disclosure Letter, no consent, approval, authorization or other Order of, or registration or filing with, any court or other Governmental Entity is required for the Corporation’s execution and delivery of this Agreement and the Ancillary Agreements, the performance by the Corporation of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby;

(d)	the minute books of the Corporation and the Subsidiaries for the last three years are complete and accurate in all material respects and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Corporation or its Subsidiaries has been held or passed that has not been reflected in such minute books;

(e)	the entering into of this Agreement and the Ancillary Agreements, the issuance of the Purchased Shares, the Warrants and the Warrant Shares, and the exercise of the rights and performance of the obligations hereunder and thereunder by the Corporation do not and will not: (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which the Corporation or any of the Subsidiaries is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Effect;

(f)	the Corporation’s authorized share capital consists of an unlimited number of Common Shares, of which, as at the close of business on December 16, 2024, 112,578,651 Common Shares are issued and outstanding, all of which have been validly issued as fully paid and non-assessable in compliance with all Applicable Laws and the constating documents of the Corporation. In addition, as at the close of business on December 16, 2024, the following securities are outstanding: (i) options under the Corporation’s stock option plan providing for the issuance of an aggregate of 8,035,750 Common Shares upon the exercise or settlement thereof, (ii) 2,500,000 Common Shares reserved for issuance upon the maturity, conversion or redemption of the Notes, (iii) 968,245 Common Shares reserved for issuance in satisfaction of accrued interest of the Notes, and (iv) 46,250,000 Common Shares reserved for issuance pursuant to the exercise of Common Share purchase warrants, including upon the maturity, conversion or redemption of the Notes. There are no other options, convertible securities or other rights requiring, or which may require, whether or not subject to conditions, the issuance or sale by the Corporation or any of the Subsidiaries, including Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of the Corporation or any of the Subsidiaries;

(g)	the Corporation legally and beneficially owns, directly or indirectly, all of the issued and outstanding equity securities (including for greater certainty, any securities convertible into equity securities) of the Subsidiaries. The Corporation does not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person other than the Subsidiaries and Mason Resources Inc.;

(h)	other than the holding of shares of Mason Resources Inc., the Corporation has no equity or joint venture interest nor any investment or proposed investment in any Person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Corporation or would otherwise be material to the business or affairs of the Corporation;

(i)	except as disclosed in Section 3.1(i) of the Disclosure Letter, there is no agreement or document, including any Material Contract, to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(j)	the Corporation Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws, except (i) as otherwise stated in the notes to such statements or, in the auditor’s report thereon, as the case may be, and (ii) that the Corporation Interim Financial Statements are prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws or IFRS. The Corporation Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Corporation and the Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Corporation and the Subsidiaries for the periods covered thereby (subject, in the case of the Corporation Interim Financial Statements, to normal period-end adjustments). There are no outstanding loans made by the Corporation or the Subsidiaries to any director or officer of the Corporation or the Subsidiaries. Neither the Corporation nor any of the Subsidiaries has any debts, liabilities, or obligations, except those (i) reflected on, or reserved against, in the Corporation Financial Statements; and (ii) liabilities that have arisen since the date of the Corporation Interim Financial Statements in the Ordinary Course consistent with past practice, none of which is a liability resulting from or arising out of any breach of Contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law;

(k)	each the Corporation and the Subsidiaries makes and keeps accurate books and records and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation (on a consolidated basis) on a proper and consistent basis in conformity with IFRS and to maintain accountability for assets; (iii) access to assets of the Corporation and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in Regulation 52-109) relating to the design, implementation or maintenance of the Corporation’s internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. As of the date hereof, neither the Corporation nor, to the knowledge of the Corporation, any representative of the Corporation, has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Corporation has engaged in questionable accounting or auditing practices;

(l)	there are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Corporation Financial Statements;

(m)	the Corporation and the Subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness in accordance with applicable Securities Laws as of the end of the Corporation’s most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Corporation’s most recent audited fiscal year. Since the end of the Corporation’s most recent audited fiscal year up to the end of the Corporation’s most recent reported interim financial period, other than as may be publicly disclosed by the Corporation, there have been no significant limitations or material weaknesses in the Corporation’s design of its internal control over financial reporting (whether or not remediated) and no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(n)	since July 1, 2024, there has been no Material Adverse Effect and neither the Corporation nor any of the Subsidiaries has:

(i)	made, paid or declared any dividend or other distribution or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course;

(iii)	entered into any material transaction, except in each case as disclosed in the Disclosure Documents, the Disclosure Letter, or elsewhere in this Agreement;

(iv)	sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien, (other than a Permitted Lien) on, any of its Assets and Properties, except in the Ordinary Course;

(v)	had a change in its accounting methods, principles or practices or effected a revaluation of any of its assets; or

(vi)	had any material damage, destruction or Loss, whether or not covered by insurance, affecting its Assets and Properties or business;

(o)	the Corporation has not completed any “significant acquisition” that required, nor is it proposing to complete any “significant acquisition” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the annual financial statements of the Corporation for the fiscal year ending December 31, 2024, or a description in the annual information form of the Corporation for the fiscal year ending December 31, 2024;

(p)	PricewaterhouseCoopers LLP, which has expressed its opinion with respect to the Corporation Annual Financial Statements, is an independent auditor with respect to the Corporation as required under applicable Securities Laws. There has not been a “reportable event” (within the meaning of section 4.11 of Regulation 51-102 respecting Continuous Disclosure Obligations (Québec)) between the Corporation and PricewaterhouseCoopers LLP;

(q)	none of the Subsidiaries is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Subsidiaries’ equity securities or from repaying to the Corporation or any of the other Subsidiaries any amounts that may from time to time become due under any loans or advances to any such Subsidiaries from the Corporation or from transferring any property or assets to the Corporation or to any other Subsidiaries;

(r)	the Corporation and the Subsidiaries have not stopped or suspended payment of any Existing Financial Indebtedness, have not become unable to pay any Existing Financial Indebtedness or otherwise became insolvent in any relevant jurisdiction, have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed, or a resolution passed, against any of them for winding up or for the appointment of a liquidator or provisional liquidator, have not made a voluntary assignment in bankruptcy, have not taken any proceedings (including the presentation of any petition or application or the making of an order) with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver, administrator or administrative receiver appointed for any of their business or assets (nor any notice given or filed for the appointment of any such person), have not had any monitor appointed or any moratorium sought or obtained in respect of them under any applicable insolvency legislation, have not had any voluntary arrangement been proposed or approved in respect of them under any applicable insolvency legislation and have not had any execution or distress become enforceable or become levied upon any of their business and assets. The Corporation has sufficient working capital to satisfy its obligations under the GM Subscription Agreement and has sufficient capital to satisfy the “going concern” test under IFRS;

(s)	the Corporation and the Subsidiaries are, and, since January 1, 2023 have been, in material compliance with all Applicable Laws, and there is no Claim now pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation and the Subsidiaries which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and neither the Corporation nor any of the Subsidiaries is, to the knowledge of the Corporation, subject to any investigation or enquiry, or is subject to disciplinary proceeding (whether judicial, quasi-judicial or otherwise) with respect to, have been charged or, to the knowledge of the Corporation, threatened to be charged with, or have received notice of, any violation, potential violation or investigation of any Applicable Laws or a disqualification by a Governmental Entity;

(t)	no material labour dispute with current and former employees of the Corporation or any of the Subsidiaries (or with any trade union, works council, staff association or other body representing any of its or their employees) exists, or, to the knowledge of the Corporation, is threatened and, to the knowledge of the Corporation, there is no existing, threatened or imminent labour disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation or any of the Subsidiaries that would have a Material Adverse Effect;

(u)	each of the Corporation and the Subsidiaries holds, has the benefit of, and is in compliance with, all necessary and material licences, Permits, Environmental Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such licence, Permit, Environmental Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(v)	except as disclosed in Section 3.1(v) of the Disclosure Letter, the Corporation and the Subsidiaries, taken as a whole, (i) have all necessary mining leases, claims, mineral tenures, surface rights, access rights and other necessary rights and interests relating to the Mining Projects which are necessary or appropriate, in all material respects, to authorize and enable the Corporation or any of the Subsidiaries to access and carry on the mineral exploration, development and commissioning activities and mining activities as currently being undertaken or as planned at the Mining Projects (collectively, “Mining Rights”), and (ii) are not in default of such Mining Rights. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain the Corporation’s or the Subsidiaries’ interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and each of the Corporation and the applicable Subsidiaries has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith except that the Corporation may decide, at its sole and absolute discretion, to abandon or relinquish such Mining Rights which are disclosed in Section 3.1(v) of the Disclosure Letter under the subheading “Non-Material Mining Rights” and which the Corporation considers as not material to the business and operations of the Corporation or which do not interfere with the prospect of the Phase 2 Projects. All of the Mining Rights relating thereto are valid, subsisting and in good standing in the name of the Corporation or each of the applicable Subsidiaries, as applicable. All mining claims and mining leases, as applicable, owned by the Corporation are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of state resource development of the land register. All other material Mining Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. There are no options or other participation interests or rights of preference relating to the Mining Rights and all Mining Rights have active status, except for the mining claims set out in Section 3.1(v) of the Disclosure Letter which are suspended awaiting partial conversion to a mining lease, and neither the Corporation nor any of the Subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mining Rights or any of them from any Governmental Entity, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mining Rights before any Governmental Entity;

(w)	each of the Corporation and the Subsidiaries is the sole absolute legal and beneficial owner of its material assets, including Mining Rights and immovable and real property (whether leased or owned), with good and marketable title or leased interest thereto, as applicable, free and clear of all Liens, except for the Permitted Liens. Such material assets, Mining Rights and immovable and real property (whether leased or owned) constitute all material assets, rights of occupation, leases, rights of way and other immovable or real property interests required for the ownership, operation and maintenance of the Mining Projects. All agreements and other documents and instruments under which the Corporation or any of the Subsidiaries owns, leases, uses or operates its immovable and real property and assets, including the Material Leases, are valid and subsisting agreements, documents or instruments in full force and effect and are enforceable in accordance with their terms. Neither the Corporation nor any of the Subsidiaries has committed any breach or default of any of the provisions of such agreements, documents or instruments, nor has any such breach or default been alleged. Each of the Corporation’s and the Subsidiaries’ immovable and real property and assets are in good standing under Applicable Laws. No breach has occurred under any lease, license, concession or agreement pursuant to which the Corporation or any of the Subsidiaries obtains an interest in such immovable and real property (whether leased or owned) or assets; and all Taxes required to be paid in respect of such immovable and real property (whether leased or owned) and assets as of the date hereof have been paid;

(x)	all activities of the Corporation and the Subsidiaries, including exploration and development activities on the properties of the Corporation and the Subsidiaries (including the properties attached to the Mining Rights) have been and are conducted in all material respects in accordance with good exploration, development, operations, engineering and workers’ health and safety practices, and all Applicable Laws pertaining to workers’ compensation and health and safety have been complied with in all material respects;

(y)	other than as set forth in the Disclosure Documents and Section 3.1(y) of the Disclosure Letter, the Corporation and the Subsidiaries own, lease, control or otherwise have legal rights to all Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation and the Subsidiaries, as applicable, and subject to the nature and scope of each of the Mining Projects, to access, explore for, and/or mine and develop the mineral deposits relating thereto, and, other than as set forth in Section 3.1(y) of the Disclosure Letter, no commission, royalty, license fee or similar payment to any Person with respect to the Mining Rights is payable. All Mining Rights in which the Corporation and the Subsidiaries hold an interest have been validly registered and recorded in accordance with all Applicable Laws and are valid and subsisting;

(z)	Section 3.1(z) of the Disclosure Letter sets forth a complete and accurate list of all Mining Rights, held by the Corporation and the Subsidiaries, and the Corporation has no knowledge of any Claim or the basis for any Claim, including a Claim by or on behalf of Indigenous persons or communities (such as with respect to Indigenous rights), that would reasonably be expected to materially affect the right thereof to use, transfer or otherwise explore for, develop and mine mineral deposits with respect to such Mining Rights;

(aa)	except as disclosed in Section 3.1(aa) of the Disclosure Letter or in the Corporation Annual Financial Statements or as described in the Corporation Annual Information Form, the Corporation does not know of any:

(i)	Claim or the basis for any Claim by any Indigenous persons, community or group, or any local community or any other Person, including a Claim with respect to any Indigenous rights (asserted or established) or local community rights, with respect to the Assets and Properties of the Corporation and any of the Subsidiaries that might or could materially affect the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction, transformation and commissioning activities on the Phase 2 Projects and the Uatnan Project;

(ii)	Indigenous rights (including any treaty land entitlement claim or title claim) having been asserted or any legal action by or relating to any local community or Indigenous person, community or group having been instituted against the Corporation, any of the Subsidiaries, the Phase 2 Projects, the Uatnan Project and no dispute between the Corporation or any of the Subsidiaries and any local community or Indigenous person, community or group exists or, to the knowledge of the Corporation, is threatened or imminent, with respect to any Assets and Properties or any of the Corporation’s or any of any such Subsidiaries’ activities;

(iii)	outstanding, or unsatisfactory consultation or accommodation duties with respect to Indigenous persons, communities or groups regarding the proposed development of the Phase 2 Projects (including with respect to the Permits and Environmental Permits sought or issued to date for the Phase 2 Projects) or potentially material impact to the Phase 2 Projects (including the development and operation of the Phase 2 Projects) related to any Indigenous right or interest, or any duty to consult Indigenous persons, communities or groups;

(iv)	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION];

(v)	other than the Matawinie Impact Benefit Agreement, the pre-development agreement dated March 26, 2019 between the Corporation and the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw and discussions regarding potential impacts regarding the Bécancour Project with the Grand Conseil of Waban-Aki Nation, the Corporation and the Subsidiaries have not entered into any written or oral arrangements with any Indigenous person, community or group, or any local community to provide benefits, financial compensation or more generally to provide any advantages or undertake any commitments, with respect to the Matawinie Project and the Bécancour Project (at any stage of development), nor has the Corporation or any of the Subsidiaries engaged in discussions, negotiations or communications of any nature regarding the foregoing;

(bb)	the Material Contracts and the Material Leases are in good standing and in full force and effect as valid and binding agreements. Except as disclosed in Section 3.1(bb)of the Disclosure Letter, none of the Corporation, any of the Subsidiaries, nor, to the knowledge of the Corporation, any other party thereto, is in material default, violation or breach of any Material Contract or Material Lease, and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a material default, violation or breach under any Material Contract or any Material Lease which would give rise to a right of termination on the part of any other party to a Material Contract. No counterparty to any Material Contract or Material Lease has given written notice of its intention to terminate, or has sought to repudiate or disclaim, any Material Contract or any Material Lease and, to the knowledge of the Corporation, no such counterparty has any intention to do any of the foregoing. The Material Contracts and the Material Leases, together with the Project Documents, constitute all material Contracts entered into or required to be entered into in connection with the maintenance, repair, operation or use of the Phase 2 Projects or for the conduct of the Corporation’s businesses and operations in respect of the Phase 2 Projects. None of the Corporation or the Subsidiaries is a party to or bound by any material contract or material lease relating to the Phase 2 Projects other than the Material Contracts and the Material Leases;

(cc)	the issued and outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU” and the NYSE under the symbol “NMG”, and no Order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Shares or the Warrants (including the Warrant Shares) or the trading of any of the Corporation’s issued securities has been issued and, no proceedings for such purpose are pending or, to the knowledge of the Corporation, have been threatened. Neither the Corporation nor any of the Subsidiaries has received notice of any Claim, inquiry, review or investigation (formal or informal) of the by any securities commission or similar regulatory authority under applicable Securities Laws or by the Applicable Canadian Exchange or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Corporation is in compliance in all material respects with applicable United States Securities Laws;

(dd)	except as disclosed in Section 3.1(dd) of the Disclosure Letter, the Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV or NYSE and the Corporation is currently in compliance, in all material respects, with the rules and policies of the TSXV and NYSE;

(ee)	all Taxes due and payable by the Corporation and the Subsidiaries have been paid in the Ordinary Course. All Tax Returns required to be filed by the Corporation and the Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns are complete and accurate in all material respects. To the knowledge of the Corporation, no audit or examination of any Tax Return of the Corporation or any of the Subsidiaries is currently in progress or threatened and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against the Corporation or any Subsidiaries in any jurisdiction where the Corporation or any of such Subsidiaries does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction; and each of the Corporation and the Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(ff)	the Corporation is a “reporting issuer” under applicable Securities Laws in the Reporting Jurisdictions and is not (or will not be, as the case may be) included in a list of defaulting reporting issuers (or any similar list) maintained by the applicable securities regulatory authorities in the Reporting Jurisdictions;

(gg)	except as it may be noted by or discussed with the applicable securities regulatory authorities in the Reporting Jurisdictions in connection with continuous disclosure review programs conducted by them from time to time, the Corporation is in compliance with its timely and continuous disclosure obligations under Securities Laws in the Reporting Jurisdictions and in the United States and the policies, rules and regulations of the Applicable Canadian Exchange and NYSE, and without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation and the Subsidiaries, which has not been publicly disclosed on a non-confidential basis in accordance with the requirements of Securities Laws of the Reporting Jurisdictions and the United States and the policies, rules and regulations of the Applicable Canadian Exchange and NYSE, and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Corporation were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances in which they were made and the Corporation has not filed any confidential material change reports which remain confidential. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any Reporting Jurisdictions or the United States;

(hh)	with respect to forward-looking information contained in the Disclosure Documents:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)	all forward-looking information is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(ii)	TSX Trust Company is duly appointed as the registrar and transfer agent of the Common Shares in Canada and American Stock Transfer & Trust Co LLC has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States;

(jj)	the Technical Report was in compliance in all material respects with the requirements of Regulation 43-101 at the time of filing thereof, and the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Matawinie Project as at the date stated therein based upon information available at the time the Technical Report was prepared;

(kk)	the Corporation made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided and there have been no material changes since the date of delivery or preparation thereof;

(ll)	except as disclosed in Section 3.1(ll) of the Disclosure Letter, the Corporation is in compliance in all material respects with the provisions of Regulation 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under Regulation 43-101;

(mm)	all scientific and technical information derived from the Technical Report, the mineral resource and mineral reserve estimates or otherwise requiring review by a “qualified person” under Regulation 43-101 set forth in the Disclosure Documents has been reviewed by a “qualified person” as required under Regulation 43-101 and has been prepared in accordance with Canadian industry standards set forth in Regulation 43-101;

(nn)	the Corporation has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Matawinie Project contained in the Corporation Annual Financial Statements or as described in the Corporation Annual Information Form are not reasonable and appropriate;

(oo)	the Corporation believes that the Technical Report reasonably presents the projected capital and operating costs and projected production and operating results of the Phase 2 Projects as at the date stated therein based upon information available at the time the Technical Report was prepared;

(pp)	the Corporation has no reason to believe that the assumptions underlying the projected capital and operating costs and production and operating results associated with the Phase 2 Projects contained in the Corporation Annual Financial Statements or as described in the Corporation Annual Information Form are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Phase 2 Projects, as summarized in the Corporation Annual Financial Statements or as described in the Corporation Annual Information Form are not commercially achievable by the Corporation;

(qq)	the Corporation has no reason to believe that, subject to being reviewed and confirmed by “qualified persons” that are independent of the Corporation (within the meaning of Regulation 43-101), the projected capital and operating costs and projected production and operating results relating to the Phase 2 Projects are not commercially achievable by the Corporation and the Corporation is not aware of any change, fact, event or circumstance which may materially affect such costs or results;

(rr)	except as disclosed in Section 3.1(rr) of the Disclosure Letter, the Corporation and the Subsidiaries have, collectively, obtained or possess all material Permits or expect to receive, in a timely manner, all material Permits, including any renewal of any such Permits, not yet obtained or possessed, including all material Environmental Permits, to own, lease, and operate their Assets and Properties and to conduct the business as currently conducted by the Corporation and the Subsidiaries or proposed to be conducted by the Corporation and the Subsidiaries in connection with the construction, development and operation of the Phase 2 Projects. Section 3.1(rr) of the Disclosure Letter sets forth a correct list of: (i) all material Permits, including all material Environmental Permits, currently held by the Corporation and the Subsidiaries for the construction, development and operation of the Phase 2 Projects that are in full force and effect; (ii) all material Permits, including all material Environmental Permits, rfor which applications have been submitted by the Corporation or any of the Subsidiaries (or on their behalf) to any Governmental Entity that are under review and analysis by any such Governmental Entity, and which are required to be obtained for the construction, development and operation of the Phase 2 Projects, including a description of such Permits and the dates of submission of such applications and the expected dates of obtention, and (iii) all material Permits, including all material Environmental Permits, for which applications have not yet been submitted by the Corporation or the Subsidiaries to any Governmental Entity, and which are required to be obtained for the construction, development and operation of the Phase 2 Projects, including a description of such Permits and the expected dates of submission of the applications for the obtention of such Permits. Except as disclosed in Section 3.1(rr) of the Disclosure Letter, all such Permits are or, as applicable, will be, in a timely manner, in full force and effect, and the Corporation and the Subsidiaries have performed or, as applicable, will perform all of their obligations under and have been and are or, as applicable, will be, in material compliance with all such Permits. The Corporation and the Subsidiaries are not in violation of, or in material default under, any of the Permits currently held and neither the Corporation nor any of the Subsidiaries has received any written or, to the knowledge of the Corporation, oral notice, from any Governmental Entity (i) indicating or alleging that the Corporation or any of the Subsidiaries does not possess any material Permit required to own, lease, and operate the Assets and Properties or to conduct the business as currently conducted, or (ii) threatening or seeking to withdraw, revoke, terminate, modify or suspend any of the Corporation’s or any of the Subsidiaries’ material Permits currently held or to refuse to issue or renew any Material Permits required to be maintained or obtained by any of them for the construction, development and operation of the Phase 2 Projects. None of the Corporation’s nor any of the Subsidiaries’ Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

(ss)	since January 1, 2023, the Corporation and the Subsidiaries conform, in all material respects, to all statements made in the documents publicly filed by or on behalf of the Corporation at the time such statements were made (including claims related to “sustainability”, “greenhouse (GHG) emissions”, “carboneutrality”, “net Zero”, “no net loss of biodiversity” or similar expressions and claims, and also including the timeline related thereto) and the Corporation and the Subsidiaries possess appropriate certifications or scientifically reliable materials (including data, evidence or documentation) to substantiate such statements in line with the knowledge, standards and understanding commonly accepted at the time those statements were made;

(tt)	the Corporation and the Subsidiaries: (i) [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] own all rights, titles and interests in and to all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, proprietary information, research data, designs, formulae, processes, technology and trade secrets, internet domain names and social media handles, all goodwill in connection therewith, used in and material to the conduct of the business thereof (the “Intellectual Property”) owned or purported to be owned by the Corporation or any of the Subsidiaries (“Owned Intellectual Property”), and (ii) possess sufficient rights or licenses to use all Intellectual Property used in and material to the conduct of the business thereof that is not Owned Intellectual Property (together with the Owned Intellectual Property, “Corporation Intellectual Property”). All Corporation Intellectual Property is valid, subsisting, enforceable and free and clear of any Liens of any kind or nature. The Corporation or any of the Subsidiaries is the registered holder of all internet domain names forming part of the Corporation Intellectual Property. The Corporation and the Subsidiaries have taken reasonable measures to protect and maintain the Corporation Intellectual Property, including by securing the registration of Owned Intellectual Property (as appropriate or as required by contractual obligations if applicable) and by paying all registration and renewal fees for Owned Intellectual Property which are registered or applied for in the name of the Corporation or any of the Subsidiaries. Neither the execution or delivery of this Agreement and the Ancillary Agreements nor the performance of the Corporation’s obligations hereunder and thereunder or the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Owned Intellectual Property; (ii) a breach of any Material Contract related to the Corporation Intellectual Property; (iii) the release, disclosure, or delivery of any Owned Intellectual Property by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Owned Intellectual Property;

(uu)	the Corporation and the Subsidiaries take and have taken commercially reasonable steps to protect, preserve and maintain their rights in the Owned Intellectual Property and the confidentiality of trade secrets and material confidential information included therein, and none of the Corporation or any of the Subsidiaries has disclosed any such trade secrets confidential information to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information. Neither the Corporation nor any of the Subsidiaries has knowledge of any unauthorized use, access, transmission, disclosure, destruction or modification of any trade secrets or confidential information;

(vv)	neither the Corporation nor any of the Subsidiaries has provided any third party with written notice or instituted any action, suit or proceeding claiming that such third party is infringing, misappropriating, or otherwise violating any Owned Intellectual Property, nor does the Corporation or any of the Subsidiaries have knowledge of any Person infringing, misappropriating, or otherwise violating any Owned Intellectual Property;

(ww)	no item of Owned Intellectual Property is subject to any pending action, suit or proceeding or outstanding order to which the Corporation or any of the Subsidiaries is a named party restricting in any manner the use, transfer or licensing of such Owned Intellectual Property by the Corporation or any of the Subsidiaries;

(xx)	each Person who has contributed to, develop, create or conceive any Owned Intellectual Property, including all current and former employees, officers, directors, consultants and independent contractors of the Corporation or the Subsidiaries who have been involved in the development, creation or conception of the Owned Intellectual Property or who have had access to confidential information or trade secrets relating to the Owned Intellectual Property, have done so pursuant to a written, valid and enforceable agreement or other legal obligation that protects the confidential information of the Corporation and the Subsidiaries, includes a present assignment of or an undertaking to assign all of the rights, title and interest such Persons may have in or to the Owned Intellectual Property to the Corporation and the Subsidiaries, recognizes the Corporation and the Subsidiaries’ ownership of the Person’s contribution, development, creation, or conception, and, where relevant, waives the Person’s moral rights and rights of a similar nature in and to such Owned Intellectual Property. Except as disclosed in Section 3.1(xx) of the Disclosure Letter, (i) no funding, personnel, or facilities of any Governmental Entity or any university or other educational institution were used, directly or indirectly, to develop or create any Owned Intellectual Property, and (ii) no Governmental Entity or any university or other educational institution has any ownership in or rights to any such Owned Intellectual Property

(yy)	to the Corporation’s knowledge, the operation of the business of the Corporation and its Subsidiaries does not infringe upon, misappropriate or otherwise violate, and has not infringed upon, misappropriated, or otherwise violated, the Intellectual Property of any third party, and neither the Corporation nor any of the Subsidiaries has received any written charge, complaint, claim, demand or notice from any third party, or been party to any action, suit or proceeding, alleging that the operation of the business of the Corporation or any of the Subsidiaries infringes, misappropriates, or otherwise violates the Intellectual Property of any third party, nor does the Corporation or any of the Subsidiaries have knowledge of any facts or circumstances upon which any such charge, complaint, claim, demand, notice or action could be based, or that would render any Corporation Intellectual Property invalid, unenforceable or inadequate to protect the interests of the Corporation and the Subsidiaries therein;

(zz)	(i) each of the Corporation and the Subsidiaries, their respective Assets and Properties and the business, affairs and operations of each of the Corporation and the Subsidiaries, have been and are in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) neither the Corporation nor any of the Subsidiaries is in material violation of, or has received a written complaint or notice or been prosecuted for an offence alleging the Corporation’s or any of the Subsidiaries’ violation or non-compliance with, or liability under, any Environmental Laws or otherwise relating to the presence, migration or release or threatened release of Hazardous Materials; (iii) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and no Hazardous Materials are or have been treated, stored, located or disposed of on, or are migrating or have migrated from, on, in, under or to, any Assets and Properties of the Corporation or any of the Subsidiaries or in connection with any activities conducted by or on behalf of the Corporation or any of the Subsidiaries, except in compliance with Environmental Law; (iv) there are no Orders, nor any events or circumstances that might reasonably be expected to form the basis of an Order, for testing, reclamation, rehabilitation, clean up or remediation, there are no Claims, nor any events or circumstances that might reasonably be expected to form the basis of a Claim, by any private party or Governmental Entity, against or affecting the Corporation, the Subsidiaries or their Assets and Properties relating to Hazardous Materials or any Environmental Laws and there are no obligations or liabilities, outstanding, contingent or otherwise, related to testing, reclamation, rehabilitation, clean up or remediation work required under Environmental Law, that are associated with operations conducted by Corporation or any of the Subsidiaries, their respective Assets and Properties or any other property used by the Corporation or any of the Subsidiaries not any events or circumstances that might reasonably be expected to result in such obligations or liabilities; (v) there are no Environmental Permits which either the Corporation or the Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of the Corporation and the Subsidiaries and all Environmental Permits held by the Corporation and the Subsidiaries are in full force and effect; and (vi) the Corporation has provided or made available to the Investor accurate and complete copies of all material environmental audits, evaluations, assessments, studies and documentation relating to the Phase 2 Projects or any other Assets and Properties of the Corporation or any of the Subsidiaries in the possession or control of the Corporation or any of the Subsidiaries;

(aaa)	in the Ordinary Course, the Corporation conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Corporation’s attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(bbb)	except as disclosed in Section 3.1(bbb) of the Disclosure Letter, none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or the Subsidiaries that materially affects, is material to or will materially affect the Corporation or any of the Subsidiaries;

(ccc)	the issue of the Purchased Shares, the Warrants and the Warrant Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject and for which a waiver has not been obtained;

(ddd)	there is no broker, finder or other party or Person, that is entitled to receive from the Corporation any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement and the Ancillary Agreements;

(eee)	the Corporation does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation except for such extensions of credit as are expressly permitted by Section 13(k) of the U.S. Exchange Act;

(fff)	neither the Corporation nor any of the Subsidiaries has (i) made any material loans to each other, except in respect of the intercompany loans made in the Ordinary Course, or (ii) guaranteed the material obligations of each other. Neither the Corporation nor any of the Subsidiaries has made any material loans to or guaranteed the material obligations of any other Person;

(ggg)	the Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, on a basis consistent with reasonably prudent persons in comparable businesses, and in compliance with the requirements contained in any Material Contract or Material Lease; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Corporation and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation and the Subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Corporation nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(hhh)	to the knowledge of the Corporation, neither the Corporation nor any of the Subsidiaries, nor any director, officer, or employee of the Corporation or any of the Subsidiaries, nor any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of the Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic Government Official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the Anti-Corruption Laws; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Corporation and the Subsidiaries and, to the knowledge of the Corporation, the Corporation’s Affiliates have conducted their respective businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(iii)	the operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(jjj)	neither the Corporation, nor the Subsidiaries or the directors, officers or employees of the Corporation or any of the Subsidiaries, nor, to the knowledge of the Corporation, any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries, is currently the subject or the target of any Sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, or other relevant Governmental Entity; nor is the Corporation or any of the Subsidiaries located, organized or resident in a Sanctioned Territory; and the Corporation will not directly or indirectly use the Proceeds, or lend, contribute or otherwise make available such proceeds to any of the Subsidiaries, or any joint venture partner or other Person, for the purpose of financing the activities of or business with any Person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. Except as disclosed in Section 3.1(jjj) of the Disclosure Letter, for the past five years, the Corporation and the Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Territory;

(kkk)	the Purchased Shares as described in this Agreement have been, or prior to the Closing will be, duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid and non-assessable Common Shares;

(lll)	the Warrant Shares are duly authorized, created and reserved for issuance and, when issued upon the due exercise of the Warrants, will be validly issued and fully paid and non-assessable Common Shares;

(mmm)	the form of the Warrant Certificate has been duly approved by the Corporation and complies with applicable corporate laws and Securities Laws, including the rules and policies of the Applicable Canadian Exchange and the NYSE;

(nnn)	the Corporation has complied, or will comply, with all Applicable Laws in connection with the offer, sale and issuance of the Purchased Shares, the Warrants and the Warrant Shares. The Corporation has obtained or will obtain prior to Closing all necessary approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the issuance and sale of the Purchased Shares, the Warrants and the Warrant Shares as herein contemplated, including the approval of the Applicable Canadian Exchange and any required authorizations from NYSE;

(ooo)	with respect to each premises of the Corporation and the Subsidiaries which is material to the Corporation (on a consolidated basis) and which the Corporation or any of the Subsidiaries occupies as tenant, including those referred to in the Material Leases (collectively, the “Premises”), the Corporation or any of such Subsidiaries occupies the Premises and has the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Corporation or any such Subsidiaries occupies the Premises is in good standing and in full force and effect;

(ppp)	the Corporation and the Subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Corporation and the Subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its Subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Corporation or its Subsidiaries and the Corporation and the Subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or its Subsidiaries carry on business or have employees;

(qqq)	neither the Corporation nor any of the Subsidiaries sponsors or maintains or has any obligation to make contributions to any “pension plan” (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974 (“ERISA”). Each plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or its Subsidiaries, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(rrr)	each of the Corporation and the Subsidiaries is insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for its business, including policies covering immovable or real and movable or personal property, whether owned or leased by the Corporation and the Subsidiaries, against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any of the Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business or the Subsidiaries’ businesses as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Neither the Corporation nor any of the Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(sss)	the Corporation is an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act;

(ttt)	there has been no material security breach or other material compromise of or relating to any of the Corporation or the Subsidiaries’ information technology assets and equipment, computer systems, networks, hardware, software, websites, applications, and databases (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them) or technology (collectively, “IT Systems and Data”) and (i) the IT Systems and Data are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted and, to the best of the Corporation’s knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (ii) the Corporation and the Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data (including all personal, personally identifiable, sensitive, confidential or regulated data); (iii) the Corporation and the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (iv) the Corporation and the Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, Orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; and (v) the Corporation and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(uuu)	the Corporation and the Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including the Act Respecting the Protection of Personal Information in the Private Sector (Québec) and the Corporation and the Subsidiaries have taken commercially reasonable actions to prepare to comply with the European Union General Data Protection Regulation (EU 2016/679), to the extent such regulation applies to the Corporation (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Corporation and each of the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (collectively, the “Policies”). The Corporation and the Subsidiaries have at all material times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Corporation, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Corporation further certifies that neither it nor any of the Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law;

(vvv)	the Corporation was a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, for its tax year ended December 31, 2023, and based on current business plans and financial expectations, the Corporation expects that it is a PFIC for its current tax year and will be a PFIC in future tax years;

(www)	neither the Corporation nor any of the Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the U.S. Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(xxx)	the Corporation is not, and will not be, either after receipt of payment for the Purchased Shares or the Warrants, or after the application of the Proceeds, required to register as an “investment company” under the United States Investment Company Act of 1940;

(yyy)	there are no business relationships or related-party transactions involving the Corporation or any of the Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(zzz)	none of the directors, officers or employees of the Corporation or any of the Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with the Corporation or the Subsidiaries;

(aaaa)	none of the outstanding Common Shares were issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. Other than the Notes, the Warrants or as set out in Section 3.1(aaaa) of the Disclosure Letter, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of the Subsidiaries;

(bbbb)	to the Corporation’s knowledge, there are no undisclosed facts or circumstances reasonably likely to constitute a Material Adverse Effect;

(cccc)	to the Corporation’s knowledge, no event has occurred or condition exists which is reasonably likely to prevent the transactions contemplated in the CGF Subscription Agreement from being completed materially upon the terms and conditions set forth therein on the Closing Date; and

(dddd)	as of the date of this Agreement, neither the Corporation nor any of the Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in the Corporation, (ii) except as contemplated in the CGF Subscription Agreement or as disclosed in Section 3.1 (dddd) of the Disclosure Letter, acquisition of any of the voting equity interests of the Corporation through a primary issuance for cash proceeds, (iii) offtake or similar arrangement, (iv) tender offer or exchange offer by the Corporation that if consummated would result in any Person or that Person’s Affiliates beneficially acquiring any of the voting equity interests of the Corporation, (v) merger, consolidation, other business combination or similar transaction involving the Corporation or any of the Subsidiaries, pursuant to which such Person would own any of the consolidated assets, net revenues or net income of the Corporation and the Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Corporation or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Corporation.

3.2	Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation as of the date hereof (unless a different date is indicated, in which case the representations and warranties shall be as of such date) as follows and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	each of this Agreement and the Ancillary Agreements to which it is a party has been duly authorized and executed by the Investor and constitutes legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement, undertaking, or Applicable Laws to which the Investor is subject;

(b)	the Investor is validly existing under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute the Agreement and the Ancillary Agreements to which it is a party and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c)	the Investor is: (A) not an individual; (B) purchasing the Purchased Shares and the Warrants or deemed to be purchasing the Purchased Shares and the Warrants, as principal; (C) an “accredited investor” as described in paragraphs (f) and (m) of section 1.1. of Regulation 45-106; and (D) not a Person that was created, or is being used, solely to purchase or hold securities as an accredited investor described in paragraphs (f) and (m) of the definition of “accredited investor” in section 1.1 of Regulation 45-106;

(d)	the Investor acknowledges that the Purchased Shares and the Warrants have not been offered to the Investor (or any Person on whose behalf the Investor is contracting) in the United States, and any Person making the order to purchase the Purchased Shares and the Warrants and executing this Agreement was not in the United States when the order was placed and this Agreement was executed;

(e)	the Investor is not a U.S. Person, which includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Purchased Shares or the Warrants on behalf of, or for the account or benefit of, a Person in the United States or a U.S. Person;

(f)	the Investor has not purchased the Purchased Shares or the Warrants as a result of any form of “directed selling efforts” in the United States, as such term is defined in Regulation S;

(g)	the current structure of the Investment and all transactions and activities contemplated hereunder is not a scheme to avoid registration requirements of the U.S. Securities Act or applicable state laws:

(h)	the Investor understands that the Purchased Shares and the Warrants are being offered for sale only on a “private placement” basis and that the sale and delivery of the Purchased Shares and the Warrants are conditional upon such sale and delivery being exempt from the requirements as to the filing of a prospectus or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus and, as a consequence (i) the Investor is restricted from using most of the civil remedies available under Securities Laws, (ii) the Investor may not receive information that would otherwise be required to be provided to it under Securities Laws, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Securities Laws;

(i)	the Investor is aware that the Purchased Shares, the Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act, or the securities legislation of any State of the United States and therefore may not be offered or sold directly or indirectly in the United States or to, or for the account of benefit of a U.S. Person without registration under the U.S. Securities Act and applicable state securities laws or compliance with requirements of an exemption from registration thereunder; and

(j)	the Investor has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, registration statement, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by Securities Laws) describing or purporting to describe the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Purchased Shares or the Warrants.

3.3	Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees as follows:

(a)	no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Purchased Shares or the Warrants;

(b)	the Purchased Shares, the Warrants and the Warrant Shares will be subject to a restriction on resale prescribed by section 2.5 of Regulation 45-102 respecting Resale of Securities (Québec);

(c)	the certificate(s) or DRS Advice(s) representing the Purchased Shares, when issued, will bear or be bound by, a legend substantially in the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [insert date that is four months and one day after the Closing Date].”; and

(d)	the Warrant Certificate, when delivered, and the Warrant Shares, when and if issued less than four months and a day after the Closing Date, will bear or be bound by, a legend substantially in the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [insert date that is four months and one day after the Closing Date].”

and, if applicable under the policies of the TSXV, the certificate(s) or DRS Advice(s) representing the Purchased Shares, the Warrant Certificate and the Warrant Shares, when and if issued less than four months and a day after the Closing Date, will bear or be bound by, an additional legend substantially in the following form:

“Without prior written approval of TSX Venture Exchange and compliance with all applicable securities legislation, this security may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until before [insert date that is four months and one day after the Closing Date].”

ARTICLE 4 - CONDITIONS PRECEDENT TO CLOSING

4.1	Investor’s Conditions Precedent to Closing

The Investor’s obligation under this Agreement to purchase the Purchased Shares and the Warrants, shall be subject to the following conditions (which conditions may be waived in writing by the Investor in its sole discretion):

(a)	(i) the representations and warranties of the Corporation contained in Sections 3.1(a), 3.1(b), and 3.1(e) of this Agreement shall be true and correct in all respects as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Effect, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Effect, in all respects), as of such date;

(b)	the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Closing;

(c)	no Material Adverse Effect shall have occurred;

(d)	the Investor shall have received a certificate from the President and Chief Executive Officer or the Chief Financial Officer of the Corporation (on the Corporation’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 4.1(a), 4.1(b), and 4.1(c);

(e)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions are improper;

(f)	the Common Shares shall continue to be listed and posted for trading on the Applicable Canadian Exchange and the NYSE;

(g)	the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

the Corporation shall deliver or cause to be delivered to the Investor evidence reasonably satisfactory to the Investor that the transactions contemplated by the CGF Subscription Agreement have closed prior to or shall close simultaneously with the closing of the Investment and that the proceeds to be received by the Corporation in connection with the transactions contemplated by the CGF Subscription Agreement have been or shall be simultaneously received by the Corporation, in addition to the Proceeds;

(h)	the issuance of Common Shares and CGF Warrants to CGF in accordance with the terms of the CGF Subscription Agreement, and in forms substantially similar to the final versions of the CGF Warrants shared to the Investor concurrently to the signature of this Agreement, shall occur concurrently to Closing;

(i)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares and the Warrants as herein contemplated, including any required approval of the Applicable Canadian Exchange, any required authorization of the NYSE and any required approval by the Shareholders;

(j)	all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any competition or antitrust Applicable Laws has occurred and all requisite approvals and authorizations under any competition or antitrust competition or antitrust Applicable Laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated hereby in compliance with such competition or antitrust Applicable Laws; and

(k)	the Investor shall have received the closing deliveries set forth in Section 5.2.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Investor may elect not to complete the Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2	Corporation’s Conditions Precedent to Closing

The Corporation’s obligation under this Agreement to issue and sell the Purchased Shares and the Warrants, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a)	the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b)	the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements to which it is a party required to be performed or complied with prior to the Closing;

(c)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement to which it is a party or claiming that such transactions are improper;

(d)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares and the Warrants as herein contemplated, including any required approval of the Applicable Canadian Exchange, any required authorization of the NYSE, and any required approval by the Shareholders; and

(e)	the Corporation shall have received the closing deliveries set forth in Section 5.3.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Corporation may elect not to complete the Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 5 - CLOSING

5.1	Time and Place of Closing

The closing of the subscription and issuance of the Purchased Shares and the Warrants (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Closing Time, or at such other date or time as agreed upon by the Investor and the Corporation.

5.2	Corporation’s Closing Deliveries

At or prior to the Closing Time, the Corporation shall deliver to the Investor the following:

(a)	each of the Ancillary Agreements duly executed by the Corporation;

(b)	an executed copy of the CGF Subscription Agreement;

(c)	one or more share certificates or DRS Advices evidencing the Purchased Shares and registered in accordance with the registration instructions set forth in Schedule A hereto, or as may be otherwise subsequently directed by or on behalf of the Investor in writing;

(d)	a certificate of compliance of the Corporation dated within one (1) Business Day prior to the Closing or such earlier date as may be agreed by the Investor issued by Corporations Canada;

(e)	a certificate dated as of the Closing Date addressed to the Investor and signed by the President and Chief Executive Officer or the Chief Financial Officer of the Corporation (in each case on behalf of the Corporation and without personal liability) in form and content satisfactory to the Investor, acting reasonably, certifying with respect to:

(i)	the currently effective constating documents of the Corporation;

(ii)	the necessary corporate approvals by the Corporation of the issuance and sale of the Purchased Shares and the Warrants and the issuance of the Warrant Shares; and

(iii)	an incumbency and signatures of signing persons of authority and officers of the Corporation;

(f)	a corporate law and securities law opinion from the Corporation’s legal counsel, in a form satisfactory to the Investor, acting reasonably, as to certain matters relating to the Corporation, the issuance and sale of the Purchased Shares and the Warrants and the issuance of the Warrant Shares, exemptions from the prospectus requirement under Securities Laws and other related matters;

(g)	evidence of any required approval of the Applicable Canadian Exchange and any required authorization of the NYSE with respect to the sale and the listing of the Purchased Shares, the Warrants and the Warrant Shares as herein contemplated; and

(h)	such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

5.3	Investor’s Closing Deliveries.

At or prior to the Closing Time, the Investor shall deliver to the Corporation, the following:

(a)	the Investor Rights Agreement and the Registration Rights Agreement duly executed by the Investor;

(b)	the Subscription Price by wire transfer of immediately available funds to an account designated by the Corporation no fewer than five (5) Business Days prior to the Closing; and

(c)	such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

ARTICLE 6 - COVENANTS

6.1	Actions to Satisfy Closing Conditions

Each of the parties hereto shall make commercially reasonable efforts to ensure satisfaction of each of the conditions for which it is responsible for performing, delivering or satisfying set forth in Article 4.

6.2	Consents, Approvals and Authorizations

(a)	The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to the Investment. If required by Securities Laws or reasonably requested by the Corporation, the Investor will use commercially reasonable efforts to execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issuance and sale of the Purchased Shares and the Warrants.

(b)	The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the Applicable Canadian Exchange or the NYSE if required in connection with the Investment. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c)	Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the Applicable Canadian Exchange and the NYSE. If the approval or authorization of either of the Applicable Canadian Exchange or the NYSE is a “conditional approval” subject to the making of customary deliveries to the Applicable Canadian Exchange or the NYSE after the Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the Applicable Canadian Exchange or the authorization from the NYSE, as applicable.

(d)	Without limiting the generality of the foregoing, each of the Corporation and the Investor shall use its commercially reasonable efforts to (i) promptly file, or cause to be filed, any notification required to be made to any Governmental Entity pursuant to the applicable antitrust or competition laws of any jurisdiction regarding the transactions contemplated hereby; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by such Governmental Entity; and (iii) take all steps to cause the expiration or termination of any applicable waiting or review periods and obtain all requisite approvals and authorizations under any competition or antitrust law as necessary to consummate the transactions contemplated hereby. Each of the Corporation and Investor shall (i) cooperate with the other in connection with any filing or submission made pursuant to this section and keep the other informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity regarding any filings contemplated hereby, (ii) provide the other notice and an opportunity to participate in any oral communications with such Governmental Entity to the extent not prohibited by that Governmental Entity, and (iii) provide the other the opportunity to review and comment on any substantive communications with such Governmental Entity and consider the other’s comments reasonably and in good faith.

(e)	The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the Investment.

(f)	The Corporation shall duly and validly create and authorize the issuance of the Warrants and the Warrant Shares in accordance with the terms and subject to the conditions of the Warrant Certificate.

(g)	The Corporation shall cause the Warrant Shares to be, upon their issuance in accordance with the terms and subject to the conditions of the Warrant Certificate, issued as fully paid and non-assessable Common Shares.

6.3	Ordinary Course of Business

(a)	Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Closing Time and the termination of this Agreement, the Corporation and its Subsidiaries shall conduct their business in the Ordinary Course in material compliance with Applicable Laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of the Corporation in all material respects, preserve and maintain all of their Permits, and preserve the rights, goodwill and relationships of counterparties of Material Contracts and Material Leases. Without limiting the foregoing, the Corporation covenants and agrees with the Investor that the Corporation will not, from the date hereof and ending on the earlier of the Closing Time and the termination of this Agreement, except with the prior written consent of the Investor, or as set forth in Section 6.3(a) of the Disclosure Letter:

(i)	split, combine or reclassify any of the outstanding Common Shares;

(ii)	redeem, purchase or offer to purchase any Common Shares or convertible securities (excluding the Notes);

(iii)	amalgamate, merge or consolidate with any other Person (which for greater certainty does not include a Change of Control;

(iv)	perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the Investment;

(v)	make or award any increases in salary, incentive compensation or other bonuses to executives of the Corporation or its Subsidiaries (other than in the Ordinary Course);

(vi)	cause, consent to, or permit, any termination, release, cancellation, adverse amendment, modification or variance, or waiver of timely compliance with any terms or conditions of any Material Contract and Material Lease, other than the renewal of same in the Ordinary Course;

(vii)	terminate, cancel or fail to timely comply with terms and conditions of any Mining Rights; or

(viii)	agree or commit to do any of the foregoing.

6.4	Access to Information

Until the earlier of the Closing Time and the termination of this Agreement, the Corporation shall:

(a)	provide the Investor, its designees and its representatives with reasonable access (i) to the virtual data room or such other document review platform which has been constituted by the Corporation (or on its behalf), and (ii) upon reasonable notice during normal business hours, to the Corporation’s and its Subsidiaries’ books and records and executive management, in each case so that the Investor may conduct reasonable inspections, investigations and audits relating to the Corporation and its Subsidiaries, including as to the internal accounting controls and business and operations of the Corporation and its Subsidiaries;

(b)	deliver to the Investor, immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from any Governmental Entity or any Claim or filing involving the Corporation, in each case, in respect of the Corporation’s potential, actual or alleged violation of any and all laws applicable to the business, affairs and operations of the Corporation and its Subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

(c)	deliver to the Investor, as promptly as practicable, such information and documentation relating to the Corporation and its Subsidiaries as the Investor may reasonably request from the Corporation from time to time for purposes of complying with the Investor’s tax reporting obligations with respect to its ownership of Common Shares; and

(d)	deliver to the Investor, as promptly as practicable, such information and documentation relating to any matter which may reasonably affect the Investor’s, or any of its Affiliates’ reputation.

6.5	Notice

Until the earlier of the Closing Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Closing Time; or

(b)	result in the failure of the Corporation to comply with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement.

6.6	Anti-bribery and Corruption Compliance

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall cause its employees, directors, officers, and to the best of its ability any Person acting on its behalf to comply, with applicable Anti-Corruption Laws;

(b)	neither the Corporation, the Subsidiaries, nor any of its or their employees, directors, officers or, to the knowledge of the Corporation, any Person acting on its or their behalf shall:

(i)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment), directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in his or her official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of his, her or its lawful duty, (C) securing any improper advantage, or (D) persuading any Government Official or other Person to use his, her or its influence with any Governmental Entity or any government-owned Person to effect or influence any act or decision of such Governmental Entity or government-owned Person; and

(ii)	accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(c)	the Corporation shall (and shall cause its Subsidiaries to) maintain policies, procedures and internal controls reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, including records of payments to any Persons (including agents, consultants, representatives and distributors) and Government Officials. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Anti-Corruption Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any violation of Anti-Corruption Laws.

6.7	Trade and Sanctions Compliance

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf, to comply with all applicable Sanctions;

(b)	neither the Corporation, the Investor, nor any of their respective subsidiaries, directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the knowledge of the Corporation or the Investor, as applicable, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(c)	the Corporation shall as soon as practicable and no later than January 1, 2026, institute and maintain a risk-based compliance program commensurate with a company of the Corporation’s size and stage of development to ensure compliance with Sanctions by itself, its Subsidiaries and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. Within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Sanctions. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Sanctions; and

(d)	the Corporation shall not and shall cause its Subsidiaries and its and their respective employees, directors or officers not to conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory.

This Section 6.7 shall not be interpreted or applied in relation to the Corporation to the extent that the representations made under this Section 6.7 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

6.8	Compliance with Money Laundering Laws

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf, to comply with all applicable Money Laundering Laws; and

(b)	the Corporation shall as soon as practicable and no later than January 1, 2026, institute and maintain policies and procedures commensurate with a company of the Corporation’s size and stage of development designed to ensure compliance with any applicable Money Laundering Laws by itself, its Subsidiaries and each of their respective directors, officers, and employees. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Money Laundering Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Money Laundering Laws.

ARTICLE 7 - TERMINATION

7.1	Termination

This Agreement shall terminate upon:

(a)	the date on which this Agreement is terminated by the mutual consent of the parties hereto;

(b)	written notice by either party to the other in the event the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

(c)	written notice by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(d)	by the Investor, if the Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1, and (ii) (A) if capable of being cured, has not been cured by the Corporation by the earlier of (x) the Outside Date, and (y) the date that is 30 days after the Corporation’s receipt of written notice from the Investor stating the Investor’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination or (B) is incapable of being cured;

(e)	by the Corporation, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2, and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of (x) the Outside Date, and (y) the date that is 30 days after the Investor’s receipt of written notice from the Corporation stating the Corporation’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination or (B) is incapable of being cured; or

(f)	written notice of the Investor on the dissolution or bankruptcy of the Corporation or any of the Subsidiaries or the making by the Corporation or any of the Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of the Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

7.2	Effect of Termination

Upon the termination of this Agreement:

(a)	except for this Section 7.2, the surviving indemnification and contribution obligations as provided in Section 8.5 and Article 9, all the provisions of this Agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for breach of this Agreement prior to such lapse and cessation.

ARTICLE 8 - INDEMNIFICATION

8.1	Indemnification by the Corporation

(a)	The Corporation shall indemnify and save harmless the Investor and each of its directors, officers, and employees (collectively referred to as the “Investor Indemnified Parties”) from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement as of the Closing Date, with the same force and effect as if made on and as at the Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Corporation’s obligations under Section 8.1(a) shall be subject to the following limitations:

(i)	the Survival Date, in accordance with Section 8.4; and

(ii)	the Corporation shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology.

8.2	Indemnification Procedure

(a)	Promptly, and in any event within 20 days, after receipt by an Investor Indemnified Party of notice of the commencement of any action, such Investor Indemnified Party shall, if a Claim in respect thereof is to be made against any Investor Indemnified Party, notify the Corporation of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a “Third Party”) against the Investor Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Investor Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Investor Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Corporation shall not relieve the Corporation of its obligations hereunder unless and to the extent the Corporation is actually and materially prejudiced by such failure to so notify.

(b)	With respect to any Direct Claim, following receipt of notice from the Investor Indemnified Party of the Claim, the Corporation shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Investor Indemnified Party shall make available to the Corporation such reasonable information relied upon by the Investor Indemnified Party to substantiate the Claim, together with all such other information as the Corporation may reasonably request. If both parties hereto agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Corporation shall immediately pay to the Investor Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the 60-day period (or any mutually agreed upon extension thereof) the parties hereto cannot agree to the validity and amount of such Claim, the Investor Indemnified Party and the Corporation shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 9.6) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Corporation shall pay to the Investor Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c)	With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Corporation under Section 8.2(a), the Corporation shall have the right, by notice to the Investor Indemnified Party given not later than 30 days after receipt of the notice described in Section 8.2(a), to assume the control, defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Investor Indemnified Party and provided the Corporation acknowledges in writing its obligation to indemnify the Investor Indemnified Party in accordance with the terms of this Article 8.

(d)	Upon the assumption of control of any Claim by the Corporation as set out in Section 8.2(a), the Corporation shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Investor Indemnified Party and, in connection therewith, the Investor Indemnified Party shall cooperate fully, but at the expense of the Corporation with respect to any out-of-pocket expenses incurred, to make available to the Corporation all pertinent information and witnesses under the Investor Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Corporation are reasonably necessary to enable the Corporation to conduct such defence. The Investor Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(e)	The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Corporation.

(f)	If the Corporation does not assume control of a Claim as permitted in Section 8.2(a), the obligation of the Corporation to indemnify the Investor Indemnified Party in respect of such Claim shall terminate if the Investor Indemnified Party settles such claim without the consent of the Corporation.

(g)	Notwithstanding anything to the contrary in this Section 8.2, the indemnity obligations in this Article 8 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Investor Indemnified Party may be subject were caused solely by the Investor Indemnified Party’s gross or intentional fault or material breach.

(h)	Except for any Claims arising from fraud or gross or intentional fault of the Corporation, the rights to indemnification set forth in this Article 8 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision or civil law) in respect of: (i) any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or (ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement.

(i)	An Investor Indemnified Party shall not be entitled to double recovery for any loss even though such Loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

8.3	Contribution

If the indemnification provided for in this Article 8 is held by a court of competent jurisdiction to be unavailable to an Investor Indemnified Party with respect to any Losses referred to herein, the Corporation, in lieu of indemnifying such Investor Indemnified Party hereunder, shall contribute to the amount paid or payable by such Investor Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Corporation on the one hand and of the Investor Indemnified Party on the other in connection with matters that resulted in such Loss as well as any other relevant equitable considerations. The relative fault of the Corporation and of the Investor Indemnified Party shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

8.4	Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Purchased Shares and the Warrants and shall continue in full force and effect for a period ending on the date that is two years following the Closing, notwithstanding any subsequent disposition by the Investor of the Purchased Shares, the Warrants, or the Warrant Shares, or any termination of this Agreement; provided, however, that the representations and warranties of the Corporation set forth in Sections 3.1(a) to 3.1(g) and the representations, warranties, acknowledgments, and authorizations of the Investor set forth in Sections 3.2(a) and 3.2(b) of this Agreement shall survive indefinitely; and provided further, that the representations and warranties of the Corporation set forth in Section 3.1(ee) shall survive until 60 days after the expiration of the last of the limitation periods contained in the Tax Act or any other Applicable Laws imposing Taxes on the Corporation subsequent to the expiration of which an assessment or reassessment or other form or recognized document assessing liability for Taxes, interest or penalties thereunder for the period ended on the Closing Date cannot be issued (such period to include any period extended by any agreement, waiver or arrangement with any Governmental Entity, if such extension is requested, or consented to, in writing by the Corporation) (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the “Survival Date”). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, permitted assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 8 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Corporation on or prior to the Survival Date.

8.5	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any Loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Investor Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss then the Corporation shall not be required to indemnify any Investor Indemnified Party for the Loss that could have been avoided if the Investor Indemnified Party had made such efforts.

8.6	Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 8, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 8. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of the Corporation under this Article 8 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties.

ARTICLE 9 - GENERAL PROVISIONS

9.1	Expenses

Each party hereto shall bear its own fees and expenses incurred in connection with the Investment.

9.2	Time of the Essence

Time shall be of the essence of this Agreement. Each of the parties hereto shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

9.3	Further Acts

Each of the parties hereto shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party may reasonably require from time to time for the purpose of giving effect to this Agreement and the Ancillary Agreements.

9.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns and legal representatives.

9.5	Governing Law

This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable in that province without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

9.6	Resolution of Disputes

(a)	The parties hereto shall discuss and use reasonable efforts to settle any Dispute within 20 days from receiving written notice from either party of the existence of such Dispute.

(b)	Any dispute arising out of, relating to or having any connection with this Agreement or any of the Ancillary Agreements or any provision hereof and thereof, including any dispute as to its existence, validity, enforceability, interpretation, performance, breach or termination, or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection herewith and therewith (a “Dispute”), which is not settled pursuant to Section 9.6(a) shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). All issues of arbitrability, including the existence, scope, or applicability of the agreement to arbitrate, shall be decided by the arbitral tribunal constituted under the ICC Rules.

(c)	The seat of the arbitration shall be Montréal, Québec. The parties hereto may agree to hold hearings or other meetings in other locations or virtually.

(d)	The language of the arbitration shall be French. All documents submitted in connection with the proceedings shall be in the French language, or, if in another language, accompanied by a French translation.

(e)	The parties hereto agree that any arbitration shall be maintained confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the arbitral tribunal, the parties (including their auditors and insurers), their counsel and any person necessary to the conduct of the proceeding, except as required by law or if necessary to enforce an award or procedural order made in the arbitration. For the avoidance of doubt, no award or procedural order made in the arbitration shall be published.

(f)	The number of arbitrators shall be one (1). The single arbitrator shall be qualified by education and experience to determine the subject matter of the Dispute. The parties hereto shall endeavour to nominate the sole arbitrator by agreement. If the parties have not agreed upon an individual to act as arbitrator hereunder within 30 days after any party’s request for arbitration, the arbitrator shall be chosen pursuant to the applicable ICC Rules.

(g)	The arbitrator shall be independent and impartial of each party hereto. The parties agree to comply with the International Bar Association Guidelines on Conflicts of Interest in Arbitration in matters concerning prospective arbitrator appointments and disclosure of relationships between parties, party representatives and the arbitrator.

(h)	The award shall be final and binding upon the parties. Unless otherwise provided by this Agreement, the arbitral award may involve any form of any relief permitted by Quebec law and deemed appropriate by the arbitral tribunal, including specific performance of the parties’ obligations.

(i)	Each party hereto shall bear its own fees and costs for any arbitration, provided that, to the extent the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion award fees and costs against such party.

(j)	The parties hereby acknowledge and agree that they may apply to the arbitral tribunal or to any court of competent jurisdiction for conservatory or interim measures.

(k)	Notwithstanding the initiation of dispute resolution procedures in accordance with this Section 9.6, the parties hereto shall continue to perform their respective obligations under this Agreement.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

9.8	Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

9.9	Notices

Any notice or other communication to be given hereunder shall be in writing and shall:

(a)	in the case of notice to the Investor, be addressed to:

Investissement Québec

1001, boul. Robert-Bourrassa, Bureau 1000
Montréal, Québec, H3B 4L4

Attention:	[Redacted, contact information]
Email:	[Redacted, contact information] [Redacted, contact information]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
500 Grande-Allée Est, 9th Floor
Québec, Québec, G1R 2J7

Attention:	[Redacted, contact information]
Email:	[Redacted, contact information]

(b)	In the case of notice to the Corporation shall be addressed to:

Nouveau Monde Graphite Inc.

481 rue Brassard

Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:	[Redacted, contact information]
Email:	[Redacted, contact information]

Attention:	[Redacted, contact information]
Email:	[Redacted, contact information]

with a copy (which shall not constitute notice) to:

Stein Monast

70 rue Dalhousie, Suite 300

Québec, Québec

G1K 4B2

Attention:	[Redacted, contact information]
Email:	[Redacted, contact information]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 9.9.

9.10	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.

9.11	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to any Affiliate of the Investor at the time of the assignment and transfer, provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Agreement.

9.12	No Third-Party Beneficiaries

Except as provided in Article 8 with respect to indemnification, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.13	Public Notices/Press Releases

(a)	The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each party’s announcement shall be approved by the other party in advance, acting reasonably.

(b)	No party hereto shall:

(i)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(ii)	make any regulatory filing with any Governmental Entity with respect to the transactions contemplated hereby without prior consultation with the other party; provided, however, that, this Section 9.14(b)(ii) shall be subject to each party’s overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.14	Public Disclosure

During the period from the date of this Agreement to the Closing, the Corporation shall provide prior notice to the Investor of any public disclosure related to the Investment that it proposes to make which includes the name of the Investor, or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor, or any of its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.15	Confidentiality

The confidentiality obligations and restrictions of the parties contained in the Mutual Non-Disclosure Agreement dated May 9, 2024 shall apply to this Agreement as if fully set forth herein.

Notwithstanding anything to the contrary herein, the Corporation agrees that, following closing, the Investor may publicly disclose the main parameters of the financial assistance granted to the Corporation, including, but not limited to, the name of the Corporation, its type of activities, its location, the nature and amount of the financial assistance provided for herein and the number of employees working for the Corporation.

9.16	Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication in PDF format, DocuSign or any similar manner), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:
Name: Eric Desaulniers
Title: President and Chief Executive Officer

INVESTISSEMENT QUÉBEC

Per:
Name: Amyot Choquette
Title: Directeur principal, Investissements, Ressources naturelles

SCHEDULE A

REGISTRATION INSTRUCTIONS

Investissement Québec 1001, boul. Robert-Bourrassa, Bureau 1000 Montréal, Québec, H3B 4L4

SCHEDULE B

WARRANT CERTIFICATE

(see attached)

THE WARRANTS EVIDENCED BY THIS CERTIFICATE AND THE COMMON SHARES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THE WARRANTS AND THE COMMON SHARES ISSUABLE UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF THE UNITED STATES OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [☐], 2025.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ONLY PRIOR TO 5:00 P.M., MONTRÉAL TIME, ON DECEMBER [☐] 2029, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

December [☐], 2024

WARRANT CERTIFICATE

To Purchase 19,841,269 Common Shares of
NOUVEAU MONDE GRAPHITE INC.

Warrant Certificate No. 2024-[☐]	For 19,841,269 Warrants (as hereinafter defined), each entitling the holder to acquire one (1) Warrant Share (as hereinafter defined and subject to adjustment as set out herein).

THIS IS TO CERTIFY THAT, FOR VALUE RECEIVED, Investissement Québec (the “Holder”), or its successors or permitted assigns, is entitled, during the Exercise Period (as hereinafter defined), to purchase from Nouveau Monde Graphite Inc., a corporation organized and existing under the laws of Canada (the “Corporation”), the Warrant Shares (as hereinafter defined and subject to adjustment as set out herein), at the then Current Warrant Price (as hereinafter defined) for each Warrant (as hereinafter defined), all on the terms and subject to the conditions hereinafter set forth.

The Corporation shall treat the Holder as the absolute owner of this Warrant Certificate (as hereinafter defined) for all purposes and the Corporation shall not be affected by any notice or knowledge to the contrary. The Holder shall be entitled to all of the rights set forth in, and evidenced by, this Warrant Certificate, and the receipt by the Holder of all of the Warrant Shares issuable upon the full exercise hereof shall be a good discharge to the Corporation of its obligations hereunder and the Corporation shall not be bound to inquire into the title of the Holder.

1

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Warrant Shares at any time after the Expiration Date, and after the Expiration Date these Warrants and all rights hereunder shall be void and of no value.

1.	Definitions. In this Warrant Certificate, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the Subscription Agreement (as hereinafter defined). As used in this Warrant Certificate, the following terms have the respective meanings set forth below:

“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) Controls such specified Person, (ii) is Controlled by such specified Person, or (iii) is under common Control with such specified Person. In addition, in IQ’s case, “Affiliate” shall include (i) the Government of Quebec, (ii) any Crown corporation or any agent of the Government of Quebec, (iii) any direct or indirect subsidiary of IQ or any entity resulting from a reorganization or merger of IQ or to which the assets of IQ are transferred following its liquidation or dissolution, (iv) any Person whose majority of directors (except those appointed ex officio) are appointed by the Government of Quebec or one of its ministers acting in that capacity, and (v) any Person controlled, directly or indirectly, by the Government of Quebec, by one of its ministers acting in that capacity, or by any of the Persons listed in items (ii) to (iv) above;

“Applicable Canadian Exchange” means, from time to time and at any relevant time, the TSXV or the TSX, as applicable, on which the Common Shares are then listed and posted for trading;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Québec and (b) a day on which banks are generally closed in Montréal, Québec;

“Capital Reorganization” has the meaning set forth in Section 4.5(a);

“Common Shares” means common shares in the capital of the Corporation;

“Common Shares Deemed Outstanding” means, at any given time, the sum of (a) the number of Common Shares actually outstanding at such time, plus (b) the number of Common Shares issuable upon exercise, conversion or exchange of Convertible Securities actually outstanding at such time, in each case, regardless of whether the Convertible Securities are actually exercisable, convertible or exchangeable at such time; provided, that Common Shares Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly-owned subsidiaries;

“control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(ii)	by virtue of any powers conferred by the constitutional documents of that entity, or any other document, regulating that or any other entity; and

2

control is deemed to arise (without limitation to other circumstances in which control may arise) when that person:

(i)	owns more than 50% of all voting interests (or similar, however described) in that entity; or

(ii)	has the power, whether through contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity;

“Convertible Securities” means securities (including options) that are convertible into, or exchangeable or exercisable for, Common Shares;

“Current Market Price” means, (i) if the Common Shares are listed and posted for trading on the TSXV, the price per share equal to the last closing price of the Common Shares on the TSXV before such date, (ii) if the Common Shares are listed and posted for trading on the TSX, the volume-weighted average trading price of the Common Shares on the TSX during the five (5) consecutive trading days ending before such date, or (iii) if the Common Shares are not then listed on the Applicable Canadian Exchange, the volume-weighted average trading price of the Common Shares on the NYSE during the five (5) consecutive trading days ending before such date; in each case as reported by Bloomberg Finance L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average trading price is unavailable, the market price of one Common Share on each such trading day); provided, that: (i) if the Common Shares have been listed and posted for trading on the TSX for less than five (5) consecutive trading days, the volume-weighted average trading price on the TSX shall be the volume-weighted average trading price of the Common Shares on the Applicable Canadian Exchange during the five (5) consecutive trading days, and (ii) the “volume-weighted average trading price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours;

“Current Warrant Price” means, in respect of a Warrant Share at any date herein specified, the price at which a Warrant Share may be purchased pursuant to this Warrant Certificate on such date. Unless the Current Warrant Price is adjusted pursuant to the terms herein, the Current Warrant Price shall be [US$2.38];

“DRS” means direct registration system maintained by the transfer agent of the Corporation for the Common Shares;

“DRS Advice” means a notification produced by the DRS evidencing ownership of the Warrant Shares;

“Exercise” has the meaning set forth in Section 2.1(b);

“Exercise Period” means the period during which the Warrants are exercisable pursuant to Section 2.1(a);

“Exercise Trigger” means the occurrence of the FID; provided, however, that the Corporation shall be entitled, at its sole discretion, to accelerate the Exercise Trigger to a date that is not less than [30] days from the date that written notice of such acceleration is delivered by the Corporation to the Holder;

3

“Expiration Date” means December ■, 2029;

“FID” shall have the meaning ascribed thereto in the Subscription Agreement;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

“Holder” has the meaning ascribed thereto on page 1 hereof;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by Chartered Professional Accountants of Canada (CPA Canada) in Part I of The CPA Canada Handbook – Accounting;

“IQ” means Investissement Québec;

“Maximum Issuance Limitation” has the meaning ascribed thereto in Section 2.3;

“NYSE” means the New York Stock Exchange;

“Other Property” has the meaning set forth in Section 4.5(a);

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

“Rights Offering” has the meaning set forth in Section 4.3;

“Securities Laws” means, the securities laws, regulations and rules of each of the provinces and territories of Canada and the securities laws of the United States, including the Securities Act (Québec) and the regulations promulgated thereunder, the United States Securities Act of 1933 and the regulations promulgated thereunder and the securities laws of the states of the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, including the Autorité des marchés financiers (Québec) and the United States Securities and Exchange Commission, as well as the rules and policies of the Applicable Canadian Exchange and the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed and posted for trading;

“Special Distribution” has the meaning set forth in Section 4.4;

4

“Subscription Agreement” means the subscription agreement dated as of December 16, 2024 between the Holder and the Corporation;

“Transfer” means any permitted disposition of any Warrant or of any interest therein but, for greater certainty, does not include the exercise of the Warrants;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Warrant Certificate” means a certificate issued by the Corporation and representing the Warrants, including for certainty, this certificate;

“Warrant Exercise Form” means the subscription form attached as Exhibit A hereto;

“Warrant Price” means an amount equal to (a) the number of Warrant Shares being purchased upon exercise of this Warrant Certificate pursuant to Section 2.1, multiplied by (b) the Current Warrant Price;

“Warrant Shares” means the 19,841,269 Common Shares to be purchased upon the due and valid exercise of the Warrants represented by this Warrant Certificate, subject to adjustment as provided herein; and

“Warrants” means the common share purchase warrants represented by this Warrant Certificate and all warrants issued upon Transfer, division or combination of, or in substitution for, any part thereof.

2.             Exercise of Warrants.

2.1           Exercise.

(a)	Upon the Exercise Trigger and until the Expiration Date (such period, the “Exercise Period”), the Holder may exercise the Warrants, subject to the Maximum Issuance Limitation on any Business Day, for all (or any portion) of the Warrant Shares.

(b)	In order to exercise the Warrants, the Holder shall deliver to the Corporation at its principal office or at the office or agency designated by the Corporation pursuant to Section 13.2 the written notice of the Holder’s election to exercise the Warrants in the form of the Warrant Exercise Form, duly completed and executed by the Holder or its agent or attorney (the “Exercise”) in a manner that is consistent with Section 13.6.

2.2             Closing of Exercise

(a)	Upon the occurrence of the Exercise, the Holder and the Corporation shall complete the exercise of the Warrants thereafter by delivery of the following:

(1)	the Holder shall deliver to the Corporation payment of the Warrant Price by wire transfer of immediately available funds to the account of the Corporation (as designated by the Corporation in writing to the Holder);

5

(2)	the Corporation shall execute or cause to be executed and deliver or cause to be delivered to the Holder, as applicable, pursuant to the instructions specified in the Warrant Exercise Form, one or more share certificates or DRS Advices representing the aggregate number of Warrant Shares issuable upon such exercise in accordance with the registration instructions set forth in the Warrant Exercise Form, or as the Holder may otherwise subsequently direct the Corporation in writing. The share certificate(s) or DRS Advice(s) so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder; and

(3)	if the Warrants are not exercised in full as a result of the Maximum Issuance Limitation, the Corporation shall deliver to the Holder a replacement Warrant Certificate representing the unexercised Warrants.

(b)	A Warrant shall be deemed to have been exercised and such certificate or certificates representing the applicable aggregate number of Warrant Shares issuable upon such exercise shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a Holder of record of such Warrant Shares for all purposes, as of the date when the Holder has delivered the Warrant Exercise Form in accordance with Sections 2.1(b) and 13.2 and paid the Warrant Price to the Corporation in accordance with Section 2.2(a)(1).

2.3           Notwithstanding the provisions of Sections 2.1 and 2.2:

(a)	if the Applicable Canadian Exchange does not grant conditional approval to permit the Holder to own in the aggregate more than 19.9% of the issued and outstanding Common Shares, the Holder will not be entitled to exercise Warrants and the Corporation will not issue Warrant Shares to the Holder hereunder that will result in the Holder owning, together with Common Shares already owned on the date of exercise of the Warrants hereunder, more than 19.9% of the issued and outstanding Common Shares of the Corporation; and

(b)	if the Corporation obtains conditional approval from the Applicable Canadian Exchange and authorization from the NYSE, if applicable, to permit the Holder to own in the aggregate more than 19.9% of the issued and outstanding Common Shares, then the maximum number of Warrant Shares issuable hereunder shall be the lesser of:

(1)	the maximum number of Common Shares that the Holder may hold that will not reasonably be expected to result in the Holder having to consolidate the Corporation’s financial performance in connection with preparing the Holder’s financial statements under IFRS, unless the Holder consents otherwise; and

6

(2)	the number of Common Shares that will result in the Holder holding 30% of the issued and outstanding Common Shares,

(in either (a) or (b) above, the “Maximum Issuance Limitation”). For purposes of this Section 2.3, in determining the number of issued and outstanding Common Shares, the Holder may rely on the number of issued and outstanding Common Shares as reflected in (i) the Corporation’s most recent annual financial statements, interim financial statements or other public filing filed by the Corporation on the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators, (ii) a more recent public announcement by the Corporation, or (iii) any other notice by the Corporation or the Corporation’s transfer agent setting forth the number of Common Shares issued and outstanding. For any reason at any time, upon the written request of the Holder, the Corporation shall within two (2) trading days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then issued and outstanding. Notwithstanding any of the limitations set forth in this Section 2.3, the Warrants shall be fully exercisable upon a Liquidation Event (as hereinafter defined). For purposes herein, “Liquidation Event” shall mean the consummation of any of the following transactions: (a) a merger, amalgamation, arrangement or consolidation in which the Corporation is not the surviving entity (other than a merger, amalgamation, arrangement or consolidation with a wholly-owned subsidiary of the Corporation, a reincorporation or continuation of the Corporation in a different jurisdiction, or other transaction in which there is no substantial change in the shareholders of the Corporation), (b) the sale of all or substantially all of the assets of the Corporation, or (c) the acquisition, sale or transfer of more than 50% of the issued and outstanding shares of the Corporation by take-over bid or similar transaction.

2.4	Any certificate or DRS Advice representing Warrant Shares issued upon the exercise of this Warrant Certificate prior to four months and one day after the date hereof will bear the following legend, to the extent such legend remains applicable at the time of such exercise:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [☐], 2025.

2.5	The Warrants represented hereby and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States. The Warrants represented hereby may not be exercised by or for the account of a U.S. Person or a Person in the United States without registration under the U.S. Securities Act and all applicable state Securities Laws or unless an exemption from such registration requirement is available and, upon request by the Corporation, the Holder has provided the Corporation with a written opinion of United States counsel or other evidence reasonably satisfactory to the Corporation to such effect. If applicable, the share certificate(s) or DRS Advice(s) representing the Warrant Shares shall bear the legend set forth in the Warrant Exercise Form.

2.6	Restrictions on Exercise Amount. In the event that, notwithstanding any other provision hereof, the Corporation is prohibited from issuing Warrant Shares as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization, the Corporation shall as soon as possible take such commercially reasonable action to authorize the issuance of the full number of Warrant Shares issuable upon the full exercise of this Warrant Certificate.

7

3.             Transfer, Division and Combination.

3.1	Transfer. The Warrants shall not be transferrable by the Holder, except (i) to Affiliates of the Holder, or (ii) with the prior written consent of the Corporation. The Corporation may not transfer all or any interest in this Warrant Certificate.

Any Transfer of the Warrants and all rights hereunder, in accordance with the foregoing provisions, shall be registered on the books of the Corporation to be maintained for such purpose, upon surrender of this Warrant Certificate at the principal office of the Corporation or the office or agency designated by the Corporation pursuant to Section 13.1, together with a written assignment of the Warrants substantially in the form of Exhibit B hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such Transfer. Upon such surrender and, if required, such payment, the Corporation shall execute and deliver a new Warrant Certificate in the name of the assignee or assignees and in the denomination specified in such instrument of assignment and shall deliver to the assignor a new Warrant Certificate evidencing the number of Warrants not so assigned, and this Warrant Certificate shall promptly be cancelled. Following a Transfer that complies with the requirements of this Section 3.1, the Warrants may be exercised by a new Holder for the purchase of Warrant Shares regardless of whether the Corporation delivered a new Warrant Certificate or registered the Warrants evidenced thereby on the books of the Corporation.

4.             Warrant Adjustments.

4.1	Adjustments. The number of Warrant Shares for which the Warrants are exercisable, and the price at which such shares may be purchased upon exercise of the Warrants, shall be subject to adjustment from time to time as set forth in this Section 4. The Corporation shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with Sections 5.1 and 5.2.

4.2	Share Dividends, Subdivisions and Combinations. If at any time while the Warrants are outstanding the Corporation shall:

(a)	declare a dividend in Common Shares or Convertible Securities or make a distribution of Common Shares or Convertible Securities on all or substantially all of its outstanding Common Shares;

(b)	subdivide its outstanding Common Shares into a larger number of Common Shares; or

(c)	combine its outstanding Common Shares into a smaller number of Common Shares,

8

then, on the record date for such event:

(1)	the Current Warrant Price shall be adjusted so that it will equal to the Current Warrant Price in effect immediately prior to such date multiplied by a fraction, of which the numerator shall be the total number of Common Shares Deemed Outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares Deemed Outstanding on such date after giving effect to such event; and

(2)	the number of Warrant Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment, as the case may be, by a fraction which shall be the reciprocal of the fraction used in the formulae for the adjustment or readjustment of the Current Warrant Price.

Any adjustment made pursuant to Section 4.2(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to Sections 4.2(b) or 4.2(c) shall become effective immediately after the effective date of such subdivision or combination.

4.3	Rights Offering. If at any time while the Warrants are outstanding the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or having a conversion price per Common Share) less than 95% of the Current Market Price as at the record date (the issuance of any such rights, options or warrants being a “Rights Offering”), then the Current Warrant Price shall be adjusted effective immediately after the record date of such Rights Offering so that it shall equal the price determined by multiplying the Current Warrant Price in effect on the record date of such Rights Offering by a fraction:

(a)	the numerator of which shall be the number of Common Shares Deemed Outstanding on the record date of such Rights Offering plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the Convertible Securities so offered) by the Current Market Price; and

(b)	the denominator shall be the number of Common Shares Deemed Outstanding on the record date of such Rights Offering plus the total number of additional Common Shares offered by subscription or purchase (or into which the Convertible Securities so offered are convertible).

To the extent that any such rights, options or warrants are not so issued or are not exercised prior to the expiration thereof, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect if the record date had not been fixed or the Current Warrant Price which would then be in effect based upon the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights, options and warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

9

4.4	Special Distribution. If at any time while the Warrants are outstanding the Corporation shall issue or distribute to all or substantially all the holders of Common Shares:

(a)	shares of any class other than Common Shares;

(b)	rights, options or warrants (other than (i) pursuant to an employee stock option plan or employee share purchase plan or other employment incentive plan or securities, (ii) rights, options or warrants exercisable not more than 45 days from the date of issue to purchase Common Shares at a price per Common Share equal to or greater than the Current Warrant Price or to purchase Convertible Securities having a conversion price per Common Share equal to or greater than the Current Warrant Price ,or (iii) as provided for in Section 4.3);

(c)	evidences of indebtedness; or

(d)	any other assets (other than a cash dividend payable out of the earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Corporation), and, in any of those cases, the issuance or distribution does not constitute a distribution to which Sections 4.2 or 4.3 applies (any of such events being herein called a “Special Distribution”), then the Current Warrant Price shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to a price which is the product of:

(i)             the Current Warrant Price in effect on such record date; and

(ii)            a fraction where:

(1)	the numerator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by the Current Market Price on the record date, less the fair market value (as determined by the directors acting in good faith with a view to the best interests of all of the securityholders of the Corporation, including the Holder) of the shares, evidences of indebtedness, assets or property, or rights, options or warrants so distributed; and

(2)	the denominator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by such Current Market Price.

To the extent that the Special Distribution is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of such rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

10

4.5           Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets.

(a)	If there shall occur a reclassification or redesignation of Common Shares at any time or a change of the Common Shares for other shares or securities or any other capital reorganization (other than a share dividend, subdivision or combination referred to in Section 4.1), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification or redesignation of the Common Shares or a change of the Common Shares for other shares or securities), or a transfer of all or substantially all of the undertaking or assets of the Corporation to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), and, pursuant to the terms of such Capital Reorganization, common shares of the successor or acquiring corporation, or any cash, shares or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common shares of the successor or acquiring corporation (any such consideration other than Common Shares, the “Other Property”), are to be received by or distributed to the holders of Common Shares, then the Holder of the Warrants shall have the right thereafter to receive, and still accept upon the exercise of the Warrant in lieu of the Warrant Shares to which such Holder was therefore entitled to receive, the number of Common Shares and the Other Property receivable upon or as a result of such Capital Reorganization by a holder of the number of Common Shares into which the Warrant is exercisable immediately prior to such event.

(b)	Subject to the prior written approval of the Applicable Canadian Exchange, the principal stock exchange or over-the- counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 4.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 4.4 shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or Other Property thereafter deliverable upon the exercise of any Warrant.

Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by the board of directors of the Corporation, acting reasonably and in good faith. The foregoing provisions of this Section 4 shall similarly apply to successive Capital Reorganization transactions.

4.6	Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of Common Shares into which the Warrants are exercisable and the Current Warrant Price provided for in Section 4:

(a)	The adjustments required by Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, subject to the following subsections of this Section 4.6, and for the purpose of any adjustment and except as otherwise expressly provided herein, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

11

(b)	No adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Current Warrant Price and no adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share upon exercise of the Warrants; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments, and in any case, prior to exercise.

(c)	In computing adjustments under this Section 4, fractional interests of less than 0.5 of one Common Share shall be rounded down, and fractional interests of 0.5 or more of one Common Share shall be rounded up, in each case to the nearest whole share.

(d)	If the Corporation undertakes an event contemplated under this Section 4 and as a result takes a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under this Section 4 and shall, thereafter and before the distribution to holders of Common Shares thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under this Section 4, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

(e)	If at any time a question or dispute arises with respect to adjustments provided for in Section 4, such question or dispute will be conclusively determined by the independent auditor of the Corporation or, if it is unable or unwilling to act, by such other firm of independent chartered professional accountants that is a participant of the Canadian Public Accountability Board, as may be selected by action of the Holder and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such independent auditor or chartered professional accountant with access to all necessary records of the Corporation in order to perform such duty as is contemplated in this Section 4.6(e).

(f)	In any case that an adjustment pursuant to Section 4 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder, if Warrants are exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Warrant Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Warrant Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Warrant Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Expiration Date or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Warrant Shares or of such other securities or property.

12

4.7	Other Action Affecting Common Shares. If and whenever at any time after the date hereof and prior to the Expiration Date, the Corporation takes any action affecting its Common Shares to which the foregoing provisions of this Section 4 are not applicable, or if applicable would not fairly adjust the rights of the Holder in accordance with the intent and purposes hereof, or would otherwise materially affect the rights of the Holder hereunder, then the Corporation shall execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such a manner as the board of directors of the Corporation may determine to be equitable in the circumstances, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval.

4.8	Common Share Transfer Taxes. The delivery of share certificates or DRS Advices upon exercise of the Warrants shall be made without charge to the Holder for any stamp or issuance tax in respect of such delivery. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any Transfer involved in the issue and delivery of shares in any name other than that of the Holder, and the Corporation shall not be required to deliver any such share certificate or DRS Advice unless and until the Person or Persons requesting the delivery thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

5.	Notices to Holder and Shareholder Rights.

5.1	Required Notice. The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4, forthwith give notice to the Holder specifying the event in reasonable detail requiring such adjustment or readjustment and the results thereof, including the resulting Current Warrant Price.

5.2	No Rights as Shareholder. This Warrant Certificate does not entitle the Holder to any voting or other rights as a shareholder of the Corporation prior to due exercise and payment of the Warrant Price in accordance with the terms hereof.

6.	No Impairment. The Corporation shall not by any action, including, without limitation, amending its constating documents or through any reorganization, transfer of assets, consolidation, amalgamation, arrangement, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Corporation will (a) take all such commercially reasonable actions as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant Certificate, and (b) use its commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, including the Applicable Canadian Exchange, as may be necessary to enable the Corporation to perform its obligations under this Warrant Certificate (other than the filing of a prospectus or registration statement). Upon the request of the Holder, the Corporation will at any time during the period the Warrants are outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of the Warrants and the obligations of the Corporation hereunder.

13

7.	Reservation and Authorization of Common Shares; Registration With Approval of Any Governmental Entity. From and after the date hereof, the Corporation shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued Common Shares as will be sufficient to permit the exercise in full of all outstanding Warrants. All Common Shares which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and non-assessable. Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant Certificate is exercisable or in the Current Warrant Price, the Corporation shall use its commercially reasonable efforts to obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof (other than filing a prospectus or registration statement), including the Applicable Canadian Exchange.

8.	If Share Transfer Books Closed. The Corporation shall not be required to deliver certificates or DRS Advices for Warrant Shares while the share transfer books of the Corporation are properly closed, including prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof, and the making of any subscription and payment for the Warrant Shares called for thereby during any such period delivery of certificates or DRS Advices for Warrant Shares may be postponed for a period of three (3) Business Days after the date of the re-opening of said share transfer books.

9.	Supplying Information. Upon any default by the Corporation of its obligations hereunder, the Corporation shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by applicable Securities Laws as a condition to the availability of an exemption from such Securities Laws for the sale of any Warrant or Warrant Shares issued upon exercise of a Warrant.

10.	Loss or Mutilation. Upon receipt by the Corporation from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant Certificate and indemnity or security reasonably satisfactory to it and reimbursement to the Corporation of all reasonable expenses incidental thereto and in case of mutilation upon surrender and cancellation hereof, the Corporation will execute and deliver in lieu hereof a new Warrant Certificate of like tenor to the Holder; provided, however, that in the case of mutilation, no indemnity shall be required if this Warrant Certificate in identifiable form is surrendered to the Corporation for cancellation.

14

11.	Office of the Corporation. As long the Warrants remain outstanding, the Corporation shall maintain an office or agency (which may be the principal executive offices of the Corporation) where the Warrants may be presented for exercise, registration of Transfer, division or combination as provided in this Warrant Certificate.

12.	Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Warrant Shares, whether such liability is asserted by the Corporation or by creditors of the Corporation.

13.	Miscellaneous.

13.1	Non-waiver. No waiver by either the Holder or the Corporation of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Person so waiving. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right.

13.2	Notice Generally. Any notice or other communication to be given hereunder shall be in writing and shall be addressed to:

in the case of notice to the Holder:

Investissement Québec
1001, boul. Robert-Bourrassa, Bureau 1000
Montréal, Québec, H3B 4L4

Attention:	Amyot Choquette, Directeur principal, Investissements, Ressources naturelles
Email:	amyot.choquette@invest-quebec.com and affaires.juridiques@invest-quebec.com with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
500 Grande-Allée Est, 9th Floor
Québec, Québec, G1R 2J7

Attention:	Dominique Amyot-Bilodeau and Charles-Antoine Soulière
Email:	damyotbilodeau@mccarthy.ca and casouliere@mccarthy.ca

15

in the case of notice to the Corporation:

Nouveau Monde Graphite Inc.

481, rue Brassard

Saint-Michel-des-Saints, Québec J0K 3B0

Attention:	Éric Desaulniers
Email:	edesaulniers@nmg.com

Attention:	Josée Gagnon
Email:	jgagnon@nmg.com

with a copy (which shall not constitute notice) to:

Stein Monast L.L.P.

70 rue Dalhousie, Suite 300

Québec, Québec

G1K 4B2

Attention:	Richard Provencher
Email:	richard.provencher@steinmonast.ca

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Each of the Holder and the Corporation may at any time change its address for service from time to time by notice given in accordance with this Section13.2.

13.3	Successors and Assigns. This Warrant Certificate shall not be assigned by the Holder or the Corporation without the prior written consent of the other. Notwithstanding the foregoing, the Holder may assign and transfer all of its rights, benefits, duties and obligations under this Warrant Certificate in their entirety, without the consent of the Corporation, to any Affiliate; provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Warrant Certificate. This Warrant Certificate shall enure to the benefit of and be binding upon the Holder and the Corporation and their respective successors, permitted assigns and legal representatives.

13.4	Amendment. This Warrant Certificate may be modified or amended or the provisions of this Warrant Certificate waived only with the written consent of the Corporation and the Holder. Any such amendment under this Section 13.4 will be subject to the prior approval of the Applicable Canadian Exchange, the NYSE and any recognized North American stock exchange or quotation system having jurisdiction over the Corporation.

16

13.5	Severability. Wherever possible, each provision of this Warrant Certificate shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Certificate shall be prohibited by or invalid under applicable law, such provision shall be modified to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Certificate.

13.6	Electronic Execution. This Warrant Certificate will not be valid for any purpose whatsoever until signed by the Corporation. This Warrant Certificate, and any notice given in accordance herewith, may be signed by electronic signature (including by DocuSign or Adobe Sign).

13.7	Time of the Essence. Time shall be of the essence of this Warrant Certificate. The Corporation shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

13.8	Headings. The headings used in this Warrant Certificate are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant Certificate.

13.9	Currency Exchange. In the event that any value or amount to be calculated hereunder is expressed in United States dollars and must be calculated in Canadian dollars (and vice versa), such value or amount shall be calculated using the applicable Bank of Canada daily average exchange rate for such conversion on the Business Day immediately preceding the applicable date of conversion, or as the Holder and the Corporation may otherwise mutually agree.

13.10	Governing Law. This Warrant Certificate shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable in that province.

[Signature Page Follows]

17

IN WITNESS WHEREOF, Nouveau Monde Graphite Inc. has caused this Warrant Certificate to be executed by a duly authorized officer as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

By:
	Name:	Eric Desaulniers
	Title:	President and Chief Executive Officer

Acknowledged and agreed to as of ___, 2024 by

INVESTISSEMENT QUÉBEC

By:
Name:
Title:

By:
Name:
Title:

[Signature page to Warrant Certificate]

EXHIBIT A

WARRANT EXERCISE FORM

[To be executed only upon exercise of Warrant]

To: Nouveau Monde Graphite Inc. (the “Corporation”)

The undersigned registered owner of these Warrants exercises Warrants for the purchase of __________________________ (insert number) Common Shares of the Corporation (“Common Shares”), and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant Certificate and requests that a [DRS Advice / share certificate] for the Common Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to _______________________________________________________________ and whose address is _______________________________________________________________

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation that after giving effect to this exercise of the Warrants, the beneficial owner of the Common Shares, together with any person acting jointly or in concert with the undersigned holder, would in the aggregate beneficially own (within the meaning of section 1.8 of Regulation 62-104 respecting Take-Over Bids and Issuer Bids (Québec)), or exercise control or direction over, directly or indirectly, _________________________________________ (insert number) voting or equity securities of the Corporation.

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation as follows (check one):

☐       1. The undersigned (i) is not a U.S. person, (ii) is not exercising the Warrants within the United States or for the account or benefit of a U.S. person or a person in the United States, (iii) is not executing this Warrant Exercise Form with the intent to distribute either directly or indirectly any of the Common Shares acquired hereunder in the United States, and (iv) has in all other respects complied with the terms of Regulation S promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

☐       2.

In addition, the undersigned holder understands that the certificates representing the Common Shares issued on the exercise of this Warrant Certificate may bear the legend contained in and as per Section 2.4 of this Warrant Certificate.

[signature page follows]

A-1

Signature

Executed this ________ day of _______.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(State) (Zip Code)

NOTICE: The signature on this subscription must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant Certificate for the purchase of Common Shares of Nouveau Monde Graphite Inc. hereby sells, assigns and transfers unto the Assignee named below all of the rights, benefits, duties and obligations of the undersigned under this Warrant Certificate, with respect to the number of Common Shares set forth below:

(Name and Address of Assignee)

(Number of Common Shares)

and does hereby irrevocably constitute and appoint ___________attorney-in-fact to register such transfer on the books of the Corporation, maintained for the purpose, with full power of substitution in the premises.

In connection with this transfer: (check one):

☐          The undersigned transferee hereby certifies that (i) it is not a U.S. person, (ii) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States, (iii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any person within the United States, (iv) it is not executing this Warrant Certificate with the intent to distribute either directly or indirectly such securities in the United States, and (v) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

[signature page follows]

B-1

Dated:	Dated:

(Print Name and Title)	(Print Name and Title of Transferee)

(Signature)	(Signature of Transferee)

(Witness)	(Witness)

The signature of the above signed holder must correspond exactly with the name of the Holder as set forth on the face of the Warrant Certificate to which this Exhibit B is attached in every particular, without alteration or enlargement or any change whatsoever or this transfer form must be signed by a duly authorized trustee, executor, administrator, curator, guardian, attorney of the above signed holder or a duly authorized signing officer in the case of a corporation. The signature must be guaranteed by a Canadian chartered bank or by a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

SCHEDULE C

INVESTOR RIGHTS AGREEMENT

(see attached)

INVESTOR RIGHTS AGREEMENT

THIS Investor Rights Agreement (this “Agreement”) is made and entered into this 20th day of December, 2024, by and between Nouveau Monde Graphite Inc., a Canadian corporation governed by the Act (as defined below) (“NMG or the Corporation”) and Investissement Québec, a legal person organized and existing under the laws of the Province of Québec (“IQ”) (NMG and IQ being hereinafter collectively called the “Parties” and individually a “Party”), in connection with the sale and issuance by NMG of 19,841,269 Common Shares (as defined below) and 19,841,269 Common Share purchase warrants (collectively the “Warrants””), each exercisable to purchase one Common Share (each, a “Warrant Share”, and collectively the “Warrant Shares”), to IQ pursuant to the terms and subject to the conditions of the subscription agreement dated December 16, 2024 by and among NMG and IQ (the “Subscription Agreement”).

As a material inducement of IQ to purchase the Common Shares and the Warrants, NMG hereby agrees that, in addition to any and all other rights provided to IQ as a Shareholder (as defined below) pursuant to the Subscription Agreement and any other agreements entered into by NMG and IQ in connection with IQ’s investment in the Common Shares and the Warrants or any other securities of NMG, IQ will be entitled to the following contractual rights.

1.	Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that IQ owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(b)	“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that IQ owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(c)	“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that IQ owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise, exchange or conversion of any Convertible Securities;

(d)	“Act” means the Canada Business Corporations Act, as amended;

(e)	“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) Controls such specified Person, (ii) is Controlled by such specified Person, or (iii) is under common Control with such specified Person. In addition, in IQ’s case, “Affiliate” shall include (i) the Government of Quebec, (ii) any Crown corporation or any agent of the Government of Quebec, (iii) any direct or indirect subsidiary of IQ or any entity resulting from a reorganization or merger of IQ or to which the assets of IQ are transferred following its liquidation or dissolution, (iv) any Person whose majority of directors (except those appointed ex officio) are appointed by the Government of Quebec or one of its ministers acting in that capacity, and (v) any Person controlled, directly or indirectly, by the Government of Quebec, by one of its ministers acting in that capacity, or by any of the Persons listed in items (ii) to (iv) above;

(f)	“Agreement” shall have the meaning ascribed thereto in the preamble hereto, and shall include any amendment and supplement hereto and restatement hereof;

(g)	“Anti-Corruption Laws” means all applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act of 1977, in each case as amended;

(h)	“Anti-Money Laundering Laws” means the U.S. Patriot Act, the U.S. Money Laundering Control Act of 1986, the U.S. Bank Secrecy Act, the Proceeds of Crime (Money Laundering Act) and Terrorism Financing Act (Canada), in each case as amended, the regulations and rules promulgated under each of the foregoing and any other applicable Laws concerning or relating to terrorism financing or money laundering of the jurisdictions in which NMG and its subsidiaries operate;

(i)	“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws or any of them, as the circumstances require;

(j)	“BIS” means the U.S. Bureau of Industry and Security;

(k)	“Blackout Notice” shall have the meaning ascribed thereto in Section 3(o);

(l)	“Blackout Period” shall have the meaning ascribed thereto in Section 3(o);

(m)	“Blackout Termination Notice” shall have the meaning ascribed thereto in Section 3(o);

(n)	“Board” means the board of directors of NMG, as constituted from time to time;

(o)	“Board Materials” shall have the meaning ascribed thereto in Section 2(j);

(p)	“Bought Deal” shall have the meaning ascribed thereto in Section 3(b);

(q)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, and (ii) a day on which banks are generally closed in Montréal, Québec;

2

(r)	“Canadian Securities Laws” means the Securities Act (Québec) and any similar securities legislation of each of the provinces of Canada, as amended from time to time, and the respective rules, regulations, blanket orders and orders and the forms and disclosure requirements made or promulgated under such legislation, and the policies, policy statements, instruments, bulletins and notices of one or more of the securities commissions or other securities regulatory authorities in the provinces of Canada, as the same may hereafter be amended from time to time or replaced;

(s)	“Change of Control” means (a) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power related to the outstanding voting shares of NMG, or (b) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of NMG;

(t)	“Common Shares” means common shares in the capital of NMG;

(u)	“Confidential Information” means any information belonging to or concerning NMG or any of its subsidiaries, disclosed to IQ relating to NMG’s business and operations, including without limitation, personal information, intellectual property, know-how, trade secrets, algorithms, analyses, records, reports, data, correspondence, memoranda, specifications, materials, applications, technical data, derivative works, reproductions, copies, extracts, summaries, compilations, documents and comments, studies and research, and any other technical, scientific, financial or commercial information or other documents containing or based upon, in whole or in part, any of the information described above, whether relating to the NMG, its Affiliates or any other third party to whom it is bound by an obligation of confidentiality, in any form or medium whatsoever, regardless of whether the Confidential Information is specifically identified or marked as "Confidential"; provided that Confidential Information shall not include information that (a) is now or subsequently becomes generally available to the public through no fault or breach on the part of IQ or any of its representatives; (b) IQ or its representatives had rightfully in its possession on a non-confidential basis prior to disclosure to IQ by NMG; (c) is obtained by IQ or its representatives on a non-confidential basis from a third party, provided that such third party was not, to the knowledge of IQ or its representatives, bound by a duty of confidentiality, legally or contractually restricted, or otherwise prohibited from disclosing such information on a non-confidential basis; or (d) is independently developed by IQ or its representatives without the use of any Confidential Information or violation of this Agreement;

(v)	“Control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

3

(ii)	by virtue of any powers conferred by the constating documents of that entity, or any other document, regulating that or any other entity, and

Control is deemed to arise (without limitation to other circumstances in which Control may arise) when that person:

(iii)	owns more than 50% of all voting rights (or similar, however described) in that entity; or

(iv)	has the power, whether through Contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity, and

“Controlled” and “Controlling” have equivalent meanings;

(w)	“Convertible Securities” means securities that are exercisable or exchangeable for, or convertible into, Common Shares, including options, warrants, convertible notes and convertible debentures;

(x)	“Director” means a member of the Board;

(y)	“Election Meeting” shall have the meaning ascribed thereto in Section 2(e);

(z)	“Exchange Rules” means the rules and regulations of any exchange on which the Common Shares are listed;

(aa)	“Exchanges” shall have the meaning ascribed thereto in Section 6(b);

(bb)	“Excluded Securities” shall have the meaning ascribed thereto in Section 3(h);

(cc)	“Exercise Notice” shall have the meaning ascribed thereto in Section 3(c);

(dd)	“Exercise Notice Period” shall have the meaning ascribed thereto in Section 3(c);

(ee)	“First IQ Nominee” shall have the meaning ascribed thereto in Section 2(a);

(ff)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(gg)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange, or any other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

4

(hh)	“IQ” shall have the meaning ascribed thereto in the preamble hereto;

(ii)	“IQ Nominee” shall have the meaning ascribed thereto in Section 2(b);

(jj)	“IQ Observer” shall have the meaning ascribed thereto in Section 2(h);

(kk)	“Law” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, instruments, orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(ll)	“Locked-Up Shares” means, collectively, any Common Shares (i) purchased by IQ or its Affiliates pursuant to the Subscription Agreement (including, for the avoidance of doubt, any Warrant Shares), (ii) purchased by IQ or its Affiliates in connection with any exercise of the Pre-Emptive Right or the Top-Up Right, in each case in accordance with the provisions of this Agreement, and (iii) issued to IQ or its Affiliates in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the Common Shares referred to in clauses (i) and (ii) above;

(mm)	“Management Information Circular” means a management information circular prepared by NMG in connection with any Election Meeting;

(nn)	“Market Price” shall have the meaning ascribed thereto in Section 3(i);

(oo)	“NI 62-104” means National Instrument – 62-104 Take-over Bids and Issuer Bids (in Québec, Regulation 62-104 respecting Take-over Bids and Issuer Bids);

(pp)	“NMG or the Corporation” shall have the meaning ascribed thereto in the preamble hereto;

(qq)	“Notes” means the unsecured convertible notes issued by NMG on October 19, 2022 to IQ, as amended or amended and restated from time to time;

(rr)	“NYSE” means the New York Stock Exchange;

(ss)	“Observer Agreement” shall have the meaning ascribed thereto in Section 2(j);

(tt)	“Offering” shall have the meaning ascribed thereto in Section 3(a);

(uu)	“Offering Notice” shall have the meaning ascribed thereto in Section 3(b);

5

(vv)	“Parties” and “Party” shall have the meaning ascribed thereto in the preamble hereto;

(ww)	“Pending Top-Up Securities” means any Excluded Securities in respect of which the Top-Up Right remains exercisable;

(xx)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

(yy)	“Pre-Emptive Right” shall have the meaning ascribed thereto in Section 3(a);

(zz)	“Pre-Emptive Right Securities” shall have the meaning ascribed thereto in Section 3(a);

(aaa)	“Pro Rata Interest” means on any date, the aggregate security ownership interest of IQ, and its Affiliates in NMG, expressed as a percentage, equal to (i) the aggregate number of Common Shares and other voting or equity shares of NMG owned, directly or indirectly, or over which control or direction is exercised, by IQ and its Affiliates; divided by (ii) the issued and outstanding Common Shares and other voting or equity shares of NMG. [REDACTED: COMMERCIALLY SENSITIVE INFORMATION];

(bbb)	“Registration Rights Agreement” means the registration rights agreement dated as of the date hereof by and between NMG and IQ;

(ccc)	“Reporting Jurisdictions” means each of the provinces of Canada, the United States and each of the states of the United States;

(ddd)	“Sanction” means any trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time under any export control or economic sanctions Laws;

(eee)	“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized or resident in, a Sanctioned Territory, or which is otherwise subject to any Sanction in a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

6

(fff)	“Sanctioned Territory” means, at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country or territory or its government (which at the time of this Agreement includes Belarus, Central African Republic, China, Cuba, Iran, Democratic People’s Republic of Korea, Democratic Republic of the Congo, Guatemala, Haiti, the Islamic Republic of Iran, Iraq, Lebanon, Libya, Moldova, Myanmar, Nicaragua, Russia, Somalia, South Sudan, Sri Lanka, Sudan, Syria, Ukraine, including the Crimea region thereof, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, Venezuela, Yemen and Zimbabwe);

(ggg)	“Sanctions Authority” means the United States government and any of its agencies (including OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom of Great Britain and Northern Ireland, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(hhh)	“SEC” means the United States Securities and Exchange Commission;

(iii)	“Second IQ Nominee” shall have the meaning ascribed thereto in Section 2(b);

(jjj)	“Subscription Agreement” shall have the meaning ascribed thereto in the preamble hereto;

(kkk)	“Top-Up Event” shall have the meaning ascribed thereto in Section 3(i);

(lll)	“Top-Up Exercise Notice” shall have the meaning ascribed thereto in Section 3(j);

(mmm)	“Top-Up Notice” shall have the meaning ascribed thereto in Section 3(i);

(nnn)	“Top-Up Right” shall have the meaning ascribed thereto in Section 3(i);

(ooo)	“Top-Up Shares” shall have the meaning ascribed thereto in Section 3(i);

(ppp)	“TSX” means the Toronto Stock Exchange;

(qqq)	“TSXV” means the TSX Venture Exchange;

(rrr)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(sss)	“U.S. Securities Laws” means all applicable federal and state securities legislation of the United States, the respective regulations, rules and orders thereunder, and all applicable rules, regulations, policy statements, notices and interpretation notes issued by the SEC;

(ttt)	“VWAP” shall have the meaning ascribed thereto in Section 3(i);

7

(uuu)	“Warrants” shall have the meaning ascribed thereto in the preamble hereto;

(vvv)	“Warrant Certificate” means the warrant certificate issued by NMG to IQ on the date hereof; and

(www)	“Warrant Shares” shall have the meaning ascribed thereto in the preamble hereto;

2.	Board Nomination Rights; Nomination Procedure; Board Observer Rights

(a)	For so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, IQ shall be entitled, at its own discretion, to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] nominee (the “[REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee”) for election or appointment to the Board.

(b)	In addition to its right to designate the First IQ Nominee pursuant to Section 2(a), for so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, IQ shall be entitled, at its own discretion, to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] nominee (the “[REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee”, and together with the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee, the “IQ Nominees”, and individually, an “IQ Nominee”) for election or appointment to the Board. If IQ is entitled to designate the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominee pursuant to this Section 2(b), then at least [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] of IQ Nominees must be independent within the meaning of (i) section 1.4 of National Instrument 51-102 – Audit Committees (in Québec, Regulation 52-110 respecting Audit Committees), and (ii) Section 303A.02 of the NYSE Listed Company Manual and applicable rules of the SEC at the time of such IQ Nominee’s election as a Director and for so long as such IQ Nominee continues to be a Director. In connection with the designation of IQ Nominees, IQ shall consider the equity, diversity and inclusion programs, policies and strategies of NMG, and IQ shall consider in good faith any views, positions and recommendations made by NMG regarding the designation of IQ Nominees in connection therewith.

(c)	Notwithstanding the foregoing, to be eligible as an IQ Nominee, such individual must be eligible to be a corporate director pursuant to the Act, applicable Canadian Securities Laws and Exchange Rules and consent in writing to act as a director of NMG.

(d)	As long as IQ has a right to designate an IQ Nominee for election or appointment to the Board under this Section 2, NMG shall (i) ensure that NMG’s constating documents authorize the election or appointment of such IQ Nominee to the Board, and (ii) include such IQ Nominee in any Management Information Circular, and take the necessary steps to comply with the rights of IQ, including (i) recommending to the holders of the Common Shares or other shares in the capital of NMG (collectively, the “Shareholders”) that they vote in favour of the election of such IQ Nominee to the Board, and (ii) supporting such IQ Nominee for election in a manner which is no less rigorous and favourable than the manner in which NMG supports all of the other nominees for election as Directors, which, for the avoidance of doubt shall include soliciting proxies for the election of all of the nominees of the Corporation for election as Directors.

8

(e)	NMG shall notify in writing IQ of its intention to hold a meeting of Shareholders at which, among other things, the election of Directors is considered (an “Election Meeting”) and the time at which the Management Information Circular relating to such meeting is anticipated to be approved by the Board at least 45 days and no more than 75 days before such anticipated approval, subject to a shorter notification period with the prior written consent of IQ. The Investor shall have the right to notify NMG of the IQ Nominee or the IQ Nominees designated by it in accordance with this Section 2 at any time, but at least 15 days before the date of the anticipated approval of the Management Information Circular by the Board, failing which IQ shall be deemed to have designated each of IQ Nominees who is serving as a Director at such time, subject to such individual continuing to satisfy the conditions for election or appointment to the Board set forth in Section 2(c), as applicable.

(f)	Before the Election Meeting following the date of this Agreement, or if the individual designated by IQ as an IQ Nominee ceases to be a director of NMG or if the Board position held by an IQ Nominee otherwise becomes vacant, IQ shall be entitled to designate another individual as IQ Nominee to replace such IQ Nominee, and such individual shall be appointed by the Board as soon as reasonably practicable, insofar as the Act, applicable Canadian Securities Laws and Exchange Rules allow, for a term ending at the close of the next annual meeting of Shareholders. Failing such a designation by IQ, the Board may fill the vacancy, but only if it is required to do so to comply with the Act, applicable Canadian Securities Laws and Exchange Rules, provided such individual thereby designated by the Board to fill such vacancy resigns as soon as IQ elects to designate an IQ Nominee to fill such vacancy.

(g)	Until [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] and provided that:

(i)	IQ has exercised its right to designate an IQ Nominee in accordance with this Section 2;

(ii)	NMG has provided IQ with advance written notice of the Director nominees that management of NMG will recommend Shareholders vote in favour of in connection with an annual general meeting of the Shareholders (collectively, the “Management Nominees”);

(iii)	no Management Nominee is a Sanctioned Person; and

(iv)	IQ shall be entitled not to vote or to abstain from voting on, the election of the Management Nominees,

then IQ agrees to vote all Common Shares beneficially owned, or over which control or direction is exercised, by IQ and its Affiliates at each Election Meeting in favour of the Management Nominees, other than: (i) in connection with any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction; (ii) any Management Nominees who the Board is recommending as required under or in connection with arrangements with another Shareholder; or (iii) any Management Nominees whose nomination is, in the opinion of IQ, acting reasonably, not appropriate for reputational or similar reasons.

9

(h)	The IQ Nominees shall be entitled to disclose any information or documentation received by them in their capacity as members of the Board to IQ or its Affiliates except if such information or documentation is privileged information as defined in the Applicable Securities Laws. To the extent that any information disclosed by any of IQ Nominees is Confidential Information, IQ agrees to treat and shall cause any of IQ’s Affiliates to treat such information or documentation as Confidential Information.

(i)	For so long as IQ is entitled to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] IQ Nominees pursuant to this Section 2, IQ shall be entitled (but not obligated) to designate [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] observer (an “IQ Observer”) to attend all meetings of the Board and [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]. If (i) IQ ceases to have the right to designate any IQ Nominee to the Board pursuant to Sections 2(a) and 2(b), and (ii) IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, then IQ shall also have the right to appoint an IQ Observer to attend all meetings of the Board. NMG shall invite the IQ Observer to, subject to the terms of the Observer Agreement, attend and participate in all meetings of the Board in a non-voting capacity.

(j)	NMG shall, subject to the exclusions outlined in Section 2(k), give the IQ Observer (i) copies of all notices, minutes, consents and other materials related to the Board or any of its committees (collectively, the “Board Materials”) that it provides to the Directors (in their capacity as Directors only and not as members of any committee) at the same time and in the same manner as provided to such Directors, and (ii) to the extent invited to attend a meeting of a committee of the Board only, copies of all notices, minutes, consents and other materials related to such committee and meeting (collectively, the “Committee Materials”) that it provides to the members of such committee at the same time and in the same manner as provided to such members; provided, however, that the IQ Observer shall agree to enter into an observer governance and confidentiality agreement with NMG, in form and substance satisfactory to NMG, acting reasonably (an “Observer Agreement”), prior to being permitted to attend any meetings of the Board or being provided with any Board Materials or Committee Materials.

(k)	The IQ Observer may be excluded from access to any Board Materials and, if applicable, Committee Materials, or any portion thereof if, in the opinion of NMG’s counsel, (i) such exclusion is reasonably necessary to (x) preserve the solicitor-client or litigation privilege between the Corporation or its Affiliates and its counsel (provided that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege), or (y) prevent a conflict of interest between IQ and NMG (it being understood that this includes any sensitive information relating to or potentially affecting NMG’s relationship with IQ), or (ii) such exclusion is required in order to comply with any applicable Laws.

10

(l)	The IQ Observer shall be entitled to disclose any information or documentation received by them to IQ or its Affiliates except if such information or documentation is privileged information as defined in the Applicable Securities Laws. To the extent that any information disclosed by any of IQ Observer is Confidential Information, IQ agrees to treat and shall cause any of IQ’s Affiliates to treat such information or documentation as Confidential Information.

(m)	For so long as an IQ Nominee is serving on the Board, such IQ Nominee shall be entitled to be a member of NMG’s project development committee and, in such IQ Nominee’s discretion to be a member of such other committees of the Board to which such IQ Nominee may be appointed from time to time. For the avoidance of doubt, IQ Observer shall not be entitled to be a member of any committees of the Board.

(n)	NMG shall allow IQ Nominees and IQ Observer to participate in any Board or committee meetings (that they are entitled to attend) remotely by videoconference or by means of a similar communication equipment whereby all persons participating in the Board meeting or committee meeting, as applicable, are able to hear, see and speak to each other.

(o)	The IQ Nominees shall be entitled to the same board compensation, indemnification and insurance coverage as other non-management Directors (unless waived by IQ). NMG shall pay travel and other expenses incurred by IQ Nominees in connection with their attendance at in-person meetings of the Board or any committee thereof.

(p)	The Corporation covenants and agrees that any advance notice by-law or policy or similar instrument, of or adopted by the Corporation shall not restrict, limit, prohibit or conflict with the exercise by IQ of its nomination rights under this Section 2.

(q)	NMG shall not be required to (i) pay any compensation to, or reimburse any expenses of, any IQ Observer, or (ii) provide any indemnification, or maintain coverage under any policies of directors’ and officers’ insurance, in favour of any IQ Observer.

(r)	If IQ is no longer entitled to appoint an IQ Nominee to meetings of the Board and until the date that the Pro Rata Interests of IQ is lower than [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]%, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION], (v) such other topics as may from time to time be suggested by either Party.

11

3.	Pre-Emptive Right and Top-Up Right

(a)	In the event of any issuance of Common Shares or Convertible Securities (collectively, the “Pre-Emptive Right Securities”, and any such issuance of Pre-Emptive Right Securities pursuant to a public offering, a private placement or otherwise, an “Offering”), IQ shall have the right (the “Pre-Emptive Right”) to subscribe for and to be issued, on the same terms and conditions of such Offering, at the offering price per Pre-Emptive Right Security determined pursuant to Section 3(e), and otherwise on substantially the same terms and conditions of the Offering (provided that, if IQ is prohibited by Applicable Securities Laws or other applicable Laws from participating on substantially the same terms and conditions of the Offering, the Corporation shall use commercially reasonable efforts to enable IQ to participate on terms and conditions that are as substantially similar as circumstances permit):

(i)	in the case of an Offering of Common Shares, up to such number of Common Shares as would result in the Pro Rata Interest immediately following completion of such Offering being equal to the Pro Rata Interest immediately prior to such Offering; and

(ii)	in the case of an Offering of Convertible Securities, up to such number of Convertible Securities (assuming conversion, exercise or exchange of all of the Convertible Securities issued in connection with such Offering and issuable pursuant to this Section 3(a)) as would result in the Pro Rata Interest immediately following completion of such Offering being equal to the Pro Rata Interest immediately prior to such Offering, in each case, for greater certainty, after giving effect to the issuance of any Common Shares or Convertible Securities acquired by IQ and its Affiliates as part of the Offering, other than pursuant to the exercise of the Pre-Emptive Right, if applicable. Pre-Emptive Right Securities may be offered by way of a separate private placement to IQ to be completed in accordance with Section 3(d), unless NMG and IQ agree that IQ will participate directly in the Offering.

(b)	Promptly, and at least ten (10) Business Days (or such shorter period as may be required to comply with the rules of the TSXV or the TSX, as applicable, or the NYSE) prior to the public announcement of the Offering (or, in the case of an Offering that is made pursuant to a “bought deal agreement” (as defined in National Instrument 44-101 – Short Form Prospectus Distributions (in Québec, Regulation 44-101 respecting Short Form Prospectus Distributions)) (a “Bought Deal”), at least two (2) Business Days), NMG shall deliver to IQ a notice in writing (the “Offering Notice”). The Offering Notice shall set out:

(i)	the number of Common Shares or Convertible Securities proposed to be issued under such Offering;

(ii)	the material terms and conditions of Common Shares or any Convertible Securities proposed to be issued and any other terms and conditions of such Offering;

(iii)	to the extent known, the offering price per Common Share or Convertible Security proposed to be issued by NMG under such Offering;

(iv)	the name of any agent(s) or underwriter(s) expected to be involved in the Offering;

12

(v)	the intended form of the Offering (including a Bought Deal, overnight marketed, fully marketed or private placement);

(vi)	the expected use of proceeds of the Offering;

(vii)	the proposed closing date of the Offering;

(viii)	the number of Common Shares and Convertible Securities outstanding as of the date of the Offering Notice; and

(ix)	if known to the Corporation, and in any event, within one (1) Business Day of the Corporation becoming aware of such information, the intention of any other investor to subscribe for and purchase Pre-Emptive Right Securities under rights similar to the Pre-Emptive Right, as applicable.

(c)	If IQ wishes to exercise the Pre-Emptive Right in respect of an Offering, IQ shall give written notice to NMG (the “Exercise Notice”) of its intention to exercise such right and of the number of Common Shares or Convertible Securities, as applicable, that IQ wishes to subscribe for and purchase pursuant to the Pre-Emptive Right. The Investor shall deliver the Exercise Notice to subscribe to: (i) an Offering (other than in connection with a public offering that is a Bought Deal), within seven (7) Business Days after the date of receipt of the Offering Notice, or (ii) an Offering that is a Bought Deal, within 24 hours after the date of receipt of the Offering Notice (each, the “Exercise Notice Period”).

(d)	If IQ delivers an Exercise Notice to NMG within the Exercise Notice Period, then NMG shall, subject to the receipt of all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Pre-Emptive Right Securities, as applicable, to IQ), which approvals NMG shall use its best efforts to obtain, and subject to compliance with applicable Laws, issue to IQ against payment of the subscription price payable in respect thereof and as determined pursuant to Section 3(e), that number of Common Shares or Convertible Securities set forth in the Exercise Notice.

(e)	The Pre-Emptive Right will be exercisable by IQ at the offering price made available by the Corporation to other investors in such Offering; provided that if the offering price is lowered by the Corporation in the course of any such Offering, IQ will be entitled to pay the lowest price paid to the Corporation by any investor in the relevant Offering without regard to any applicable fees or commissions (except for any such fees or commissions that are paid or payable to the ultimate beneficial purchasers of such Pre-Emptive Right Securities) in respect of each class of securities issued (and IQ will be entitled to a refund (to be paid to IQ within two (2) Business Days of completion of the Offering) to the extent that it has already remitted funds to the Corporation in payment in connection with such Offering) and otherwise on substantially the same terms and conditions offered to other investors in the Offering.

13

(f)	The closing of the exercise by IQ of the Pre-Emptive Right will take place on the closing date set out in the Offering Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Pre-Emptive Right has not been completed by the 75th day following the receipt of the Offering Notice (or such earlier or later date as the Parties may agree), then IQ may elect to withdraw its Exercise Notice, in which case NMG will have no obligation to issue to IQ, and IQ will have no obligation to subscribe for or purchase, any Common Shares or Convertible Securities, as applicable, pursuant to such exercise of the Pre-Emptive Right.

(g)	If IQ does not elect to exercise its Pre-Emptive Right in connection with an Offering in full, then NMG shall be free, for a period of 90 days following the expiration of the Exercise Notice Period (or the date of such notice from IQ to NMG that it will not exercise its Pre-Emptive Right, if delivered prior to the expiration of the Exercise Notice Period), to issue and sell the Pre-Emptive Right Securities subject to the Offering Notice on terms and conditions not more favourable to the purchasers thereof; provided that any Pre-Emptive Right Securities offered or sold by NMG (or on its behalf) after such 90-day period, or any Pre-Emptive Right Securities offered or sold by NMG (or on its behalf) during such 90-day period on terms and conditions more favourable to the purchasers thereof than those offered to IQ in the Offering Notice, must, in either case, be reoffered to IQ pursuant to this Section 3 as a new Offering.

(h)	The Pre-Emptive Right of IQ shall not apply, and NMG will not be required to grant any right to IQ to subscribe for and purchase Common Shares or Convertible Securities, as applicable, in the following circumstances:

(i)	in respect of the issuance of securities pursuant to any at-the-market distribution;

(ii)	in respect of the issuance, exercise or settlement of options, rights, deferred share units, restricted share units, performance share units or other securities or entitlements issued under security-based compensation arrangements or equity incentive plans of NMG and any issuance of Common Shares pursuant thereto;

(iii)	in connection with the conversion of a Note or in connection with the exercise, conversion, exchange or other similar right pursuant to the terms of a Convertible Security issued prior to the date hereof;

(iv)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with third party lenders to NMG, in each case, with an equity component;

14

(v)	in connection with any transaction pursuant to which NMG issues Common Shares or Convertible Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where NMG would not be the surviving entity as a publicly traded company;

(vi)	in respect of the exercise of any top-up right similar to the Top-Up Right by any other third party; and

(vii)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that IQ shall be permitted to participate in any such event in its capacity as a Shareholder to the same extent as all other Shareholders),

(such securities to be issued by the Corporation in the foregoing circumstances, the “Excluded Securities”), and in each case which has been approved by the Board.

(i)	NMG shall deliver to IQ a written notice (the “Top-Up Notice”) as soon as reasonably practicable if the Pro Rata Interest becomes less than [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% as a result of NMG issuing Excluded Securities or Pre-Emptive Right Securities in the event IQ elected not to exercise its Pre-Emptive Right with respect to an Offering (a “Top-Up Event”) setting out the number of Top-Up Shares. Upon receipt of a Top-Up Notice, IQ shall have the right (the “Top-Up Right”), within 120 days of receipt of the Top-Up Notice, to subscribe for and purchase, by way of a private placement, such number of Common Shares as would result in the Pro Rata Interest immediately following completion of the Top-Up Event being equal to the Pro Rata Interest immediately prior to the Top-Up Event (the “Top-Up Shares”). The price of the Top-Up Shares to be subscribed for and purchased by IQ under the Top-Up Right will be: (i) if the Common Shares are then listed on the TSXV, the closing price of the Common Shares on the TSXV the day prior to the date of receipt of the Top-Up Notice, or (ii) if the Common Shares are then listed on the TSX, the “VWAP” (as defined in the TSX Company Manual) (the “VWAP”) of the Common Shares on the TSX for the five consecutive trading days prior to the date of receipt of the Top-Up Notice, or (iii) to the extent the Common Shares are not then listed on the TSXV or the TSX, the VWAP of the Common Shares on any recognized exchange on which the Common Shares are listed at the time for the five consecutive trading days prior to the date of receipt of the Top-Up Notice (in each case, the “Market Price”); provided that, if a Blackout Period delays the issuance of Top-Up Shares under the Top-Up Right, in circumstances where a Top-Up Exercise Notice has been delivered by IQ prior to the Blackout Period, the Top-Up Shares shall be issued at: (A) the Market Price on the date on which the Top-Up Exercise Notice was delivered by IQ, if permitted by applicable Exchange Rules; or (B) the Market Price calculated under applicable Exchange Rules after applying up to the maximum permitted discount available in connection with such exercise of the Top-Up Right that would result in IQ subscribing for or purchasing the Top-Up Shares at the price that is as close as possible to, but not less than, the price that would apply in (A) if permitted by applicable Exchange Rules. For the avoidance of doubt, in no circumstances shall the Corporation be required to issue Top-Up Shares at a discount that exceeds the maximum allowable discount under Exchange Rules. The Corporation covenants and agrees to request the applicable Exchange to provide price protection, and issuance and listing approval, as applicable, to permit the Top-Up Shares to be issued at the price determined pursuant to this Section 3(i). NMG shall use best efforts to obtain all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Top-Up Shares, as applicable, to IQ), and, subject to compliance with applicable Laws and Exchange Rules, promptly issue to IQ against payment of the subscription price payable in respect thereof, that number of Top-Up Shares set forth in the Top-Up Exercise Notice (defined below).

15

(j)	If IQ wishes to exercise the Top-Up Right in respect of a Top-Up Notice, IQ shall give written notice to NMG (the “Top-Up Exercise Notice”) of its intention to exercise such right and of the number of Top-Up Shares that IQ wishes to subscribe for and purchase pursuant to the Top-Up Right.

(k)	For greater certainty, if IQ does not exercise its Top-Up Right within the 120-day period provided for in Section 3(i), IQ will no longer be entitled to exercise any Top-Up Right or other right in connection with the issuance referred to in the applicable Top-Up Notice (it being understood, for greater certainty, that if IQ is entitled to exercise any other right (including a Top-Up Right) if a Pro Rata Interest is lower than the Pro Rata Interest for which the applicable Top-Up Notice was delivered to IQ, IQ shall be entitled to exercise any right (including any Top-Up Right) with respect to any such lower Pro Rata Interest).

(l)	Notwithstanding Section 3(c), in the event that IQ does not deliver an Exercise Notice to the Corporation in connection with an Offering within the Exercise Notice Period, IQ shall have the right, within an additional 20 days after the closing of an Offering, to deliver to NMG an Exercise Notice to subscribe for and purchase Pre-Emptive Right Securities, by way of a private placement, at the same price and conditions as the Offering for which IQ has failed to deliver the Exercise Notice. NMG shall use best efforts to obtain all required regulatory and other approvals (including the approvals required pursuant to Applicable Securities Laws, Exchange Rules or other applicable Laws and, subject to Section 3(n), any Shareholder approval required thereunder, including by recommending that Shareholders vote in favour of the issuance of the Pre-Emptive Right Securities, as applicable, to IQ), and, subject to compliance with applicable Laws and Exchange Rules, promptly issue to IQ against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

16

(m)	The Corporation agrees to take any and all commercially reasonable steps as are required to facilitate the rights of IQ set forth in this Section 3, including: (i) undertaking a private placement or directed offering of Common Shares, Convertible Securities or Top-Up Shares to IQ in connection with the exercise of such rights, or (ii) if required, increasing the size of the Offering to satisfy its obligations to IQ pursuant to the exercise of its Pre-Emptive Right, in each case, subject to obtaining any regulatory or other approvals required by applicable Laws or Exchange Rules.

(n)	If the Corporation is required by Exchange Rules, Applicable Securities Laws or otherwise under applicable Laws to seek Shareholder approval for the issuance of all or a portion of the Common Shares, Convertible Securities or Top-Up Shares to IQ, then the Corporation shall: (i) complete the issuance of that portion, if any, of such Common Shares, Convertible Securities or Top-Up Shares which may be issued without prior Shareholder approval, as applicable, to IQ in accordance with the terms of this Section 3, (ii) cause the issuance of the balance of the Common Shares, Convertible Securities or Top-Up Shares to IQ to be included on the agenda and voted upon by Shareholders at the Corporation’s next shareholder meeting, and (iii) recommend approval of the issuance of the Common Shares, Convertible Securities or Top-Up Shares which are subject to Shareholder approval to IQ and shall solicit proxies in support thereof. The Investor shall have a reasonable advance right to review and provide comments on all materials to be provided to the Shareholders in connection with such meeting, and the Corporation shall give reasonable consideration to all such comments made and shall incorporate all comments that relate to or refer to IQ, to the extent commercially reasonable.

(o)	Notwithstanding any other provision of this Agreement, to the extent that the Corporation shall have determined in good faith, after obtaining the advice of external legal counsel, that it is prohibited under Applicable Securities Laws from offering or issuing Top-Up Shares to IQ as a result of the existence of material undisclosed information relating to the Corporation or a regularly scheduled quarterly blackout period that shall not exceed a period commencing on the date following the end of a fiscal year or an interim period and ending on the date that is two trading days following release of the relevant annual or interim financial statements (a “Blackout Period”), the Corporation may delay compliance with the deadlines to give notice of or complete the issuance of Top-Up Shares; provided that it complies with the alternative procedures set out in this Section 3(o). If the commencement or completion of the exercise by IQ of a Top-Up Right is delayed as a result of a Blackout Period, the Corporation shall deliver to IQ: (i) prompt written notice (the “Blackout Notice”) that the exercise of a Top-Up Right has been triggered but is delayed as a result of a Blackout Period, including details of the commencement and termination date (if known) of such Blackout Period, and (ii) no more than five (5) Business Days following the end of such Blackout Period, written notice (a “Blackout Termination Notice”) that the Blackout Period has ended. Following delivery to IQ of the Blackout Notice, IQ shall not be entitled to deliver a Top-Up Exercise Notice in respect of the exercise of the Top-Up Right, in which case IQ shall be entitled to deliver its Top-Up Exercise Notice within 90 days of receipt of the Blackout Termination Notice. Where a Top-Up Exercise Notice is delivered prior to the commencement of a Blackout Period, the relevant Top-Up Shares shall be issued to IQ no more than ten (10) Business Days following the end of such Blackout Period.

17

(p)	The Investor shall not be entitled to exercise the Pre-Emptive Right under this Section 3, and the Pre-Emptive Right shall terminate on the date on which IQ ceases to meet the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold. The Investor shall not be entitled to exercise the Top-Up Right under this Section 3, and the Top-Up Right shall terminate on the date on which IQ ceases to meet the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold.

4.	Information Rights

(a)	In the case of (x) Section 4(a)(i), for so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold, and (y) [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]:

(i)	NMG shall provide IQ, its designees and its representatives with reasonable access upon reasonable notice during normal business hours, to:

(1)	NMG’s and its subsidiaries’ books and records so that IQ, its designees and its representatives may conduct reasonable inspections, investigations and audits relating to NMG and its subsidiaries, including as to the internal accounting controls and operations of NMG and its subsidiaries;

(2)	conduct a maximum of two site visits per year at NMG’s and its subsidiaries’ properties and facilities;

(ii)	NMG shall:

(1)	deliver to IQ, forthwith following receipt thereof, a copy of any notice, letter, correspondence or other communication from a Governmental Entity or any litigation proceedings or filings involving NMG, in each case, in respect of NMG’s potential, actual or alleged material violation of any and all Laws applicable to the business, affairs and operations of NMG and its subsidiaries anywhere in the world, and any responses by NMG in respect thereto;

(2)	deliver to IQ, as soon as available (and in any event within 45 days) after the end of each quarter or each calendar month, as the case may be (or, in the case of the final quarter or calendar month, as the case may be, of any fiscal year, as soon as available (and in any event within 90 days) after the end of such quarter or calendar month, as the case may be), a copy of the quarterly, or if available monthly, financial and operational report for the Corporation;

18

(3)	deliver to IQ, as soon as available (and in any event within 30 days) after the end of each calendar month (or, in the case of the calendar month of any fiscal year, as soon as available (and in any event within 60 days) after the end of such calendar month), a monthly report on the progress and anticipated timing of any “technical report” (within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, in Québec, Regulation 43-101 respecting Standards of Disclosure for Mineral Projects) and discussions between the parties to any offtake agreements (or similar agreements) with respect to the transactions contemplated thereunder;

(4)	deliver to IQ, as promptly as practicable, such information and documentation relating to NMG and its Affiliates as IQ may reasonably request from NMG from time to time for purposes of complying with IQ’s tax reporting obligations with respect to its ownership of NMG;

(5)	upon request by IQ, reasonably cooperate with IQ on any reporting requirements of IQ related to NMG’s environmental, social and governance impacts, including to provide, within 60 days following the end of each calendar year, such information and data relating to those reporting requirements described in Exhibit A hereto as have been collected or produced, or are otherwise available to be shared, by NMG within such 60 days; and

(6)	deliver to IQ, as promptly as practicable, such information and documentation relating to any matter which may reasonably affect IQ’s or any of its Affiliates’ reputation.

(b)	The provision of any information pursuant to this Section 4 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege.

5.	Lock-Up

(a)	Except as expressly permitted by Section 5(c), until [REDACTED: COMMERCIALLY SENSITIVE INFORMATION] (the “Lock-Up Expiration Date”), none of IQ or any of its Affiliates shall, directly or indirectly, assign, sell, transfer, offer, contract to sell, accept an offer to purchase, gift, pledge, encumber, hypothecate, provide a security interest in respect of, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, whether by actual disposition or effective economic disposition pursuant to any swap or other arrangement that transfers to another, in whole or in part, any interest in, or economic consequences of ownership of any of the Locked-Up Shares owned, directly or indirectly, by IQ (a “Transfer”).

19

(b)	Following the Lock-Up Expiration Date and except as expressly permitted by Section 5(c), none of IQ or any of its Affiliates shall knowingly Transfer any Locked-Up Shares to a Sanctioned Person; provided that any Transfer that takes place through the facilities of a stock exchange on which the Common Shares are listed or through a transaction facilitated by a broker-dealer without disclosure being made to IQ of the purchaser of such securities, shall not constitute a breach of this Section (b).

(c)	The restrictions and limitations contained in Section 5(a) shall not apply to:

(i)	any Transfer in favour of any of Affiliate of IQ, provided that any such transferee shall, prior to any such Transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to IQ, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, or an agreement that NMG believes, acting reasonably, is substantially conformed with the terms of this Agreement, mutatis mutandis;

(ii)	any Transfer pursuant to a bona fide third party “take-over bid” (as defined in NI 62-104); including pursuant to any lock-up, support or similar agreement; provided that such take-over bid is made in compliance with section 2.8 of NI 62-104 and that in the event that the take-over bid is not completed, the Locked-Up Shares shall remain subject to the restrictions and limitations contained in Section 5(a);

(iii)	any Transfer pursuant to a “business combination” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) (in Québec, Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions)) involving NMG, including pursuant to any lock-up, support or similar agreement; provided that in the event that the business combination is not completed, the Locked-Up Shares shall remain subject to the restrictions and limitations contained in Section 5(a);

(iv)	any Transfer to a nominee, a custodian (including a trust) or an intermediary where there is no change in ownership;

(v)	any Transfer in connection with IQ pledging or hypothecating any Locked-Up Shares in favour of a Lender as security for a bona fide loan; provided that the Locked-Up Shares will remain subject to the restrictions and limitations contained in Section 5(a); and

20

(vi)	any other Transfer of any securities pursuant to the exercise of any right pursuant to this Agreement, the Subscription Agreement, the Registration Rights Agreement or the Warrant Certificate.

6.	Other Covenants of NMG

(a)	For so long as IQ meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold:

(i)	NMG covenants and agrees [REDACTED: COMMERCIALLY SENSITIVE INFORMATION];

(ii)	NMG covenants and agrees not to transfer all or substantially all of its assets outside of the Province of Québec;

(iii)	NMG covenants and agrees that it shall not take or permit to be taken any actions to indirectly effect what this Section 6(a) prohibits NGM from doing or effecting directly; and

(iv)	NMG covenants and agrees not to grant pursuant to its stock option plan options to acquire Common Shares representing more than 10% of the issued and outstanding Common Shares at any time.

(b)	NMG shall maintain listing of the Common Shares on the TSXV or the TSX, as the case may be, and the NYSE (collectively with the TSXV or the TSX, as the case may be, the “Exchanges”, and individually, an “Exchange”), or another securities or stock exchange approved in advance by IQ, and shall not de-list or resolve to de-list the Common Shares from either Exchange without the prior written consent of IQ, which consent may be withheld in IQ’s sole and absolute discretion, unless such de-listing results from a take-over bid or a business combination or such de-listing results from the graduation from one of the Exchanges to another recognized securities or stock exchange, including, for the avoidance of doubt, any graduation from the TSXV to the TSX.

(c)	[REDACTED: COMMERCIALY SENSITIVE INFORMATION], and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf, to comply, with applicable Anti-Corruption Laws;

(ii)	neither NMG, its subsidiaries, nor any of its or their employees, directors, officers, or to the knowledge of NMG, any Person acting on its behalf, shall:

21

(1)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment), directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of their lawful duty, (C) securing any improper advantage, or (D) persuading any Government Official or other Person to use its influence with any Governmental Entity or any government-owned Person to effect or influence any act or decision of such Governmental Entity or government-owned Person; and

(2)	accept, receive, agree to accept or receive, or authorize the acceptance or receipt of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(iii)	NMG shall (and shall cause its subsidiaries to) maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, including records of payments to third parties (including, without limitation, agents, consultants, representatives and distributors) and Government Officials. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which NMG adopts an anti-corruption compliance policy, NMG shall provide a copy of such policy to IQ, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to IQ concerning its compliance with Anti-Corruption Laws. NMG shall promptly notify IQ if NMG becomes aware of any material violation of Anti-Corruption Laws.

(d)	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION], and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall and shall cause its subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf, to comply with all applicable Sanctions;

22

(ii)	NMG shall as soon as practicable and no later than January 1, 2026 institute and maintain a risk-based compliance program commensurate with a company of NMG’s size and stage of development to ensure compliance with Sanctions by itself, its subsidiaries, and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by any relevant Sanctions Authority. Within 30 days after the date on which NMG adopts such policy, NMG shall provide a copy of such policy to IQ, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to IQ concerning its compliance with Sanctions. NMG shall promptly notify IQ if NMG becomes aware of any material violation of Sanctions;

(iii)	NMG shall not, and shall cause its subsidiaries and its and their respective employees, directors or officers not to, conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(iv)	neither NMG, nor any of its subsidiaries or their respective directors, officers or employees: (i) shall be a Sanctioned Person; or (ii) to the best knowledge of NMG, shall act under the direction of, on behalf of or for the benefit of, a Sanctioned Person.

(e)	As of the date of this Agreement:

(i)	neither NMG, nor any of its subsidiaries, or its or their respective employees, directors or officers, conducts any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(ii)	neither NMG, nor any of its subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of NMG, indirect owner of one percent (1%) or more interest in NMG as of the date of this Agreement, or any direct or, to the knowledge of NMG, indirect owner that may acquire five percent (5%) or more interest in NMG after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of NMG, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(f)	Sections 6(d)and 6(e) and this Section 6(f) shall not be interpreted or applied in relation to NMG to the extent that the representations made under Sections 6(d) and 6(e) and this Section 6(f) violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(g)	For so long as IQ is a shareholder of NMG, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

23

(ii)	NMG shall as soon as practicable and no later than January 1, 2026, institute and maintain policies and procedures commensurate with a company of NMG’s size and stage of development designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its subsidiaries’ and each of their respective directors, officers, and employees.

(h)	NMG shall, and shall cause each of its subsidiaries to: (a) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of NMG and such subsidiaries; and (b) devise and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with IFRS or any other criteria applicable to such statements, and (B) to maintain accountability for assets.

(i)	Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, NMG and its subsidiaries agree to cooperate with any inquiry by Canadian Governmental Entities with respect to NMG’s business (or that of its subsidiaries) or any past or new investment NMG or its subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by Canadian Governmental Entities, after due discussion with Canadian Governmental Entities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, NMG and its subsidiaries shall take any and all actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, decree, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with any Canadian Governmental Entity with respect to any such investment NMG or its subsidiaries have received or undertaken, or receive or undertake.

(j)	NMG and its subsidiaries shall promptly inform IQ of any such inquiry, and keep IQ reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving NMG or its subsidiaries relating to any developments in any regulatory process resulting from such inquiry.

(k)	As applicable under relevant Law, NMG and its subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a material adverse effect on NMG or its subsidiaries.

(l)	NMG represents and warrants that it and its subsidiaries have provided, and covenants to provide, to the best of its knowledge, truthful and complete information to Canadian Governmental Entities with respect to inquiries or requests that NMG or its subsidiaries have received or may receive, as applicable.

24

7.	General Provisions

(a)	Termination. Other than the provisions in Sections 7(b), 7(c), 7(d), 7(g), 7(h), 7(i), 7(j), 7(l), 7(m), 7(n) and 7(o) of this Agreement and this Section 7(a), this Agreement shall automatically terminate and neither Party shall have any further rights or obligations hereunder immediately upon IQ ceasing to meet the 5% Threshold. Notwithstanding the foregoing:

(i)	the Parties’ rights and obligations under Sections 6(c), 6(d), 6(e), 6(g), 6(h), 6(i), 6(j), 6(k) and 6(l) of this Agreement shall survive so long as IQ is a shareholder of NMG;

(ii)	Section 4(a)(ii) of this Agreement shall survive for the periods set forth therein; and

(iii)	the termination of this Agreement shall not affect any of the rights or liabilities of any Party in connection with any breach of this Agreement which may have occurred before IQ ceases to be a shareholder of NMG.

(b)	Amendment and Waiver. No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by both Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. No waiver of any provision (or any breach thereof) of this Agreement shall constitute a waiver of any other provision (or any breach thereof), nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(c)	Non-Assignment. Neither Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Party. Notwithstanding the foregoing, IQ may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of NMG, to any Affiliate of IQ; provided that (A) any such assignee shall, prior to any such transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to IQ, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, and (B) such assignment and transfer shall not release IQ from any accrued liability for its obligations under this Agreement.

(d)	Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

25

(e)	Time of the Essence. Time shall be of the essence of this Agreement. Each of the parties hereto shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

(f)	Further Acts. Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement.

(g)	Successors and Assigns. This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors and permitted assigns.

(h)	No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(i)	Notices.

(i)	Any notice or other communication to be given hereunder shall be in writing and shall:

(1)	in the case of notice to IQ, be addressed to:

Investissement Québec

1001, boul. Robert-Bourassa, Bureau 1000
Montréal, Québec, H3B 4L4

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
500 Grande-Allée Est, 9th Floor
Québec, Québec, G1R 2J7

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

26

(2)	In the case of notice to NMG, shall be addressed to:

Nouveau Monde Graphite Inc.

481 rue Brassard
Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

with a copy (which shall not constitute notice) to:

Stein Monast

70 rue Dalhousie, Suite 300

Québec, Québec

G1K 4B2

Attention:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]
Email:	[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either Party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 7(i) .

(j)	Governing Law. This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

27

(k)	Filing & Disclosure. NMG and IQ shall cooperate with each other in order to file, disclose, or complete such other procedure applicable under the relevant applicable Laws and/or stock exchange rules in order to give full effect to the terms and conditions set forth in this Agreement. If any of the terms and conditions are not permitted under the said Laws and/or rules, then NMG and IQ shall discuss in good faith the necessary adjustments to achieve the similar effect to the terms and conditions set forth herein to the extent possible.

(l)	Public Notices/Press Releases. No Party shall (i) issue any press release or otherwise make public announcements or disclosures with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), or (ii) make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that, this Section 7(l) shall be subject to each Party’s overriding obligation to make any disclosure or regulatory filing required under applicable Laws and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by applicable Laws, in no circumstances shall any such disclosure by, or regulatory filing of, NMG or any of its Affiliates, include the name of IQ or any related Person set forth in Section 7(i) without IQ’s prior written consent, in its sole discretion.

Notwithstanding anything contrary herein, the Corporation agrees that, following closing, IQ may publicly disclose the main parameters of the financial assistance granted to the Corporation, including, but not limited to, the name of the Corporation, its type of activities, its location, the nature and amount of the financial assistance provided for herein and the number of employees working for the Corporation.

(m)	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

(n)	Entire Agreement. This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to, or in connection with, this Agreement or in connection with, constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof. Nothing in this Section 7(n) limits or excludes any liability for fraud.

28

(o)	Counterparts. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered (including by electronic means, e.g., DocuSign or Adobe Sign) and delivered via electronic mail (including pdf), or other transmission or method in any number of counterparts, with the same effect as if each Party had signed and delivered the same document, and all counterparts shall be construed together to be an original and shall constitute one and the same agreement.

[Remainder of page left intentionally blank. Signature page follows.]

29

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:
	Name:	Eric Desaulniers
	Title:	President and Chief Executive Officer

INVESTISSEMENT QUÉBEC

Per:
Name:
Title:

Per:
Name:
Title:

[Signature page to Investor Rights Agreement]

SCHEDULE D

REGISTRATION RIGHTS AGREEMENT

(see attached)

NOUVEAU MONDE GRAPHITE INC.

– and –

INVESTISSEMENT QUÉBEC

REGISTRATION RIGHTS AGREEMENT

December 20, 2024

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		1

1.1	Definitions	1
1.2	Rules of Construction	7
1.3	Accounting Principles	8

Article 2 REGISTRATION RIGHTS		8

2.1	Demand Registration Rights	8
2.2	Piggyback Registration	10
2.3	Shelf Registration	11
2.4	Expenses	13
2.5	Other Sales	13
2.6	No Change or Subordination	13
2.7	Preparation; Reasonable Investigation	14
2.8	Indemnification	14
2.9	Sale by Affiliates	17
2.10	Rule 144 Compliance; Reporting	17
2.11	Conflict	17
2.12	Acting as Trustees	17

Article 3 AMENDMENTS		18

3.1	Amendments and Modifications	18
3.2	Changes in Capital of the Corporation	18

Article 4 GENERAL		18

4.1	Application of this Agreement	18
4.2	Termination	19
4.3	Assignment	19
4.4	Permitted Transferees	19
4.5	Co-operation	20
4.6	Further Assurances	20
4.7	Time of the Essence	20
4.8	Enurement	20
4.9	Public Notices/Press Releases	20
4.10	Notices to Parties	21
4.11	Entire Agreement	22
4.12	Waiver	22

- i -

4.13	Consent	22
4.14	Governing Law	22
4.15	Severability	23
4.16	Counterparts	23

SCHEDULE A REGISTRATION RIGHTS PROCEDURES

- ii -

THIS REGISTRATION RIGHTS AGREEMENT is made as of the [●] day of December, 2024.

BETWEEN:

NOUVEAU MONDE GRAPHITE INC., a company governed by the Canada Business Corporations Act.

(the “Corporation”)

- and –

INVESTISSEMENT QUÉBEC, a legal person organized and existing pursuant to the laws of the province of Québec.

(the “Investor”).

WHEREAS pursuant to the terms of a subscription agreement (the “Subscription Agreement”) dated the 16th day of December, 2024 between the Corporation and the Investor, the Corporation agreed to issue and sell to the Investor, and the Investor agreed to purchase from the Corporation, an aggregate of 19,841,269 Common Shares (as defined below) and warrants to purchase 19,841,269 Common Shares on the terms and subject to the conditions set forth in the Subscription Agreement;

AND WHEREAS in connection with the Subscription Agreement, the Parties (as defined below) desire to set forth their agreements regarding the Investor’s registration rights with respect to the Registerable Shares (as defined below) and certain other matters relating to the Registerable Shares;

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties (as defined below), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that the Investor owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of the Corporation issuable upon the exercise, exchange or conversion of any Convertible Securities;

“[REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold” means that the Investor owns, directly or indirectly, [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% or more of the issued and outstanding Common Shares on the relevant date, excluding for purposes of this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of the Corporation issuable upon the exercise, exchange or conversion of any Convertible Securities;

“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) Controls such specified Person, (ii) is Controlled by such specified Person, or (iii) is under common Control with such specified Person; in addition, in the Investor’s case, “Affiliate” shall include (i) the Government of Quebec, (ii) any Crown corporation or any agent of the Government of Quebec, (iii) any direct or indirect subsidiary of the Investor or any entity resulting from a reorganization or merger of the Investor or to which the assets of the Investor are transferred following its liquidation or dissolution, (iv) any Person whose majority of directors (except those appointed ex officio) are appointed by the Government of Quebec or one of its ministers acting in that capacity, and (v) any person controlled, directly or indirectly, by the Government of Quebec, by one of its ministers acting in that capacity, or by any of the Persons listed in items (ii) to (iv) above;

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws or any of them, as the circumstances require;

“Blackout Period” has the meaning set out in Section 2.1(d)(ii);

“Board” means the board of directors of the Corporation, as constituted from time to time;

“Bought Deal” means an underwritten public offering made on a “bought deal” basis in one or more Canadian provinces or territories pursuant to which an underwriter has committed to purchase Registerable Shares under a “bought deal agreement” (within the meaning of NI 44-101) prior to the filing of a Canadian Preliminary Prospectus as provided for under Canadian Securities Laws;

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, and (ii) a day on which banks are generally closed in Montréal, Québec;

“Canadian Base Shelf Prospectus” means a short form prospectus that is prepared in the form required under NI 44-101, as varied in accordance with NI 44-102;

“Canadian Preliminary Prospectus” means a preliminary prospectus of the Corporation in respect of Shares (in the English and French language, as applicable) which, unless the context otherwise requires, has been filed and a receipt issued (or deemed to be issued) therefor by the applicable Canadian Securities Authorities, including all amendments thereto and documents incorporated by reference therein;

“Canadian Prospectus” means a (final) prospectus of the Corporation in respect of Shares (in the English and French language, as applicable) which, unless the context otherwise requires, has been filed and a receipt issued (or deemed to be issued) therefor by the applicable Canadian Securities Authorities, including all amendments thereto and documents incorporated by reference therein, and includes, as applicable, a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement;

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces of Canada in which the Corporation is a reporting issuer (or analogous status) and any of their successors;

“Canadian Securities Laws” means the Securities Act (Québec) and any similar securities legislation of each of the provinces of Canada, and the respective rules, regulations, blanket orders and orders and the forms and disclosure requirements made or promulgated under such legislation, and the policies, policy statements, instruments, bulletins and notices of one or more of the securities commissions or other securities regulatory authorities in the provinces of Canada, as the same may hereafter be amended from time to time or replaced;

“Canadian Shelf Prospectus Supplement” means a shelf prospectus supplement, as such term is defined in NI 44-102;

“Common Shares” means the common shares in the capital of the Corporation;

“Control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(ii)	by virtue of any powers conferred by the constating documents of that entity, or any other document, regulating that or any other entity, and

Control is deemed to arise (without limitation to other circumstances in which Control may arise) when that person:

(iii)	owns more than 50% of all voting rights (or similar, however described) in that entity; or

(iv)	has the power, whether through Contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity, and

“Controlled” and “Controlling” have equivalent meanings;

“Convertible Securities” means securities that are exercisable or exchangeable for, or convertible into, Common Shares, including options, warrants, convertible notes and convertible debentures;

“Corporation” has the meaning set out on the first page of this Agreement;

“Demand Registration” has the meaning set out in Section 2.1(b);

“Demand Registration Request” has the meaning set out in Section 2.1(c);

“Designated Registerable Shares” has the meaning set out in Section 2.1(c);

“Distribution” means a distribution of Registerable Shares to the public by way of a Prospectus under Applicable Securities Laws;

“Exchange” means such stock exchange(s) and quotation service(s), if any, as the Common Shares may be listed or quoted on, as applicable, from time to time;

“Free Writing Prospectus” means a Corporation free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of Registerable Shares;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange, or any other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government;

“FINRA” means the Financial Industry Regulatory Authority or any successor agency;

“Incentive Plan” means any stock option plan, omnibus plan or other equity incentive plan of the Corporation adopted by the Board from time to time, as same may be amended, restated, replaced or supplemented from time to time;

“Investor” has the meaning set out on the first page of this Agreement;

“Investor Rights Agreement” means the investor rights agreement dated the date hereof between the Corporation and the Investor;

“Laws” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, instruments, orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Applicable Securities Laws, and (ii) all policies, practices, protocols, requirements, standards or guidelines of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

“Losses” has the meaning set out in Section 2.8(a);

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada referred to in Canada as National Instrument 71-101 – The Multijurisdictional Disclosure System (in Québec, Regulation 71-101 respecting The Multijurisdictional Disclosure System);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects (in Québec, Regulation 43-101 respecting Standards of Disclosure for Mineral Projects);

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions (in Québec, Regulation 44-101 respecting Short Form Prospectus Distributions);

“NI 44-102” means National Instrument 44-102 – Shelf Distributions (in Québec, Regulation 44-102 respecting Shelf Distributions);

“NI 44-103” means National Instrument 44-103 – Post-Receipt Pricing (in Québec, Regulation 44-103 respecting Post-Receipt Pricing);

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations (in Québec, Regulation 51-102 respecting Continuous Disclosure Obligations);

“Notice” has the meaning set out in Section 4.9;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Pending Top-Up Securities” has the meaning ascribed thereto in the Investor Rights Agreement;

“Permitted Holder” means any Affiliate or Subsidiary of the Investor;

“Permitted Transferee” means, in each case to the extent such Person agrees in writing to be bound by the terms of this Agreement, any Permitted Holder to whom the rights of the Investor or of another Permitted Holder are assigned pursuant to Section 4.4;

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

“Piggyback Maximum Offering Size” shall have the meaning set forth in Section 2.2(a)(i)(A);

“Piggyback Registerable Shares” has the meaning set out in Section 2.2(a)(i);

“Piggyback Registration” has the meaning set out in Section 2.2(a)(i);

“Piggyback Registration Request” has the meaning set out in Section 2.2(a)(i);

“Prospectus” means (a) a Canadian Prospectus, (b)(i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Free Writing Prospectus, or (c) a combination of (a) and (b);

“register” means (i) the filing of a Registration Statement to register securities under the U.S. Securities Act and such Registration Statement becoming effective, (ii) the qualification of securities for distribution under applicable Canadian Securities Laws in the applicable province or territory of Canada pursuant to a Canadian Prospectus (including in reliance upon NI 44-102 or NI 44-103), or (iii) a combination of both (i) and (ii), and “registered” and “registration” have a corresponding meaning;

“Registerable Shares” means (a) the Shares, and (b) any shares issued or issuable with respect to any Shares by way of a share dividend or share split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, amalgamation, arrangement, consolidation, other reorganization or other similar event with respect to the Shares (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a holder of Registerable Shares whenever such Person has the right to then acquire or receive from the Corporation any Shares, whether or not such acquisition or receipt has actually been effected); as to any particular Registerable Shares, such shares shall cease to be Registerable Shares when: (i) (A) the SEC has declared a Registration Statement covering such shares effective and/or a receipt has been issued (or deemed to be issued) in respect of a Canadian Prospectus covering such shares and (B) such shares have been disposed of pursuant to such registration; (ii) such shares are otherwise transferred, other than to a Permitted Holder; or (iii) (A) such shares are eligible to be sold by such holder in compliance with the requirements of Rule 144 under the Securities Act, as such Rule 144 may be amended (or any successor provision thereto), without being subject to volume or manner of sale limits, and (B) the Investor (together with any of its respective Permitted Holders) does not meet the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold;

“Registration” shall mean a Demand Registration, a Piggyback Registration or a Shelf Registration, as the case may be;

“Registration Expenses” means all out-of-pocket expenses incidental to the Parties’ performance of, or compliance with, obligations under this Agreement in connection with a Distribution, including all registration and filing fees, all fees and expenses incurred complying with Applicable Securities Laws, all printing expenses, all internal expenses, all “road show” and marketing expenses, all listing fees, all registrars’ and transfer agents’ fees, the fees and disbursements of counsel for the Corporation and the Investor and of the Corporation’s independent chartered professional accountants, including the expenses of any special audits and/or “comfort” letters required by or incidental to such performance and compliance, and all expenses or reimbursements owing to any underwriter (including the fees and expenses of the underwriter’s counsel), but excluding all Selling Expenses;

“Registration Statement” means any registration statement of the Corporation, including the Prospectus, amendments and supplements to such registration statement, including pre- and post- effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related prospectus) filed on Form S-1, Form F-1, Form S-4, Form F-4 or Form S-8 or any successor form thereto;

“SEC” means the Securities and Exchange Commission or any successor agency;

“Selling Expenses” means underwriting discounts, selling commissions and stock and share transfer taxes applicable to the sale of Registerable Shares only;

“Shares” means (i) Common Shares, (ii) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (iii) any securities of the Corporation or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Corporation, (iv) any securities of the Corporation which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (v) any security, other instrument or right that is exercisable or exchangeable for, or convertible into, or evidences the right to acquire, any shares of the Corporation or any of the other above securities; provided that options, restricted share units, deferred share units, performance share units and other similar equity-based awards under any Incentive Plan and Shares issuable upon the exercise or conversion of Convertible Securities are not included until they are exercised for, converted into, or otherwise settled in, as applicable, Shares in accordance with the terms of such Incentive Plan or Convertible Securities;

“Shelf Registration” has the meaning set out in Section 2.3(a)(i);

“Shelf Registration Statement” has the meaning set out in Section 2.3(a)(i);

“Shelf Underwritten Offering” has the meaning set out in Section 2.3(a)(iv);

“Subscription Agreement” has the meaning set out in the recitals of this Agreement;

“Subsidiary” and “Subsidiaries” with relation to any Person has the meaning ascribed thereto by National Instrument 45-106 – Prospectus Exemptions (in Québec, Regulation 45-106 respecting Prospectus Exemptions);

“Surviving Provisions” has the meaning set out in Section 4.2;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable federal and state securities legislation of the United States, including the U.S. Securities Act and the U.S. Exchange Act, the respective regulations, rules and orders thereunder, and all applicable rules, regulations, policy statements, notices and interpretation notes issued by the SEC; and

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)	“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedule attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)	the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)	the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day;

(f)	reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation which supplements or supersedes such statute or any such regulation; and

(g)	“Dollar” or “$”, in respect of all amounts referred to in this Agreement and all references to currency in this Agreement, unless otherwise expressly stated, shall mean Canadian dollars.

1.3	Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis.

Article 2
REGISTRATION RIGHTS

2.1	Demand Registration Rights

(a)	For so long as the Investor meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold and after [REDACTED: COMMERCIALLY SENSITIVE INFORMATION], the Investor may require the Corporation to register all or a portion of the Registerable Shares then held by the Investor by filing a Prospectus and taking such other steps as may be necessary to facilitate a Distribution of all or any portion of the Registerable Shares held by the Investor.

(b)	Any such registration effected pursuant to this Section 2.1 is referred to herein as a “Demand Registration”.

(c)	Any such request by the Investor shall be made by a notice in writing (a “Demand Registration Request”) to the Corporation and shall specify the number and the class or classes of Registerable Shares to be sold (the “Designated Registerable Shares”) by the Investor, the intended method of disposition, whether such offer and sale shall be made by an underwritten public offering and the jurisdictions in which the registration is to be effected. The Corporation shall, subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Demand Registration Request a Registration Statement and a Canadian Prospectus in compliance with Applicable Securities Laws in order to permit the Distribution of all of the Designated Registerable Shares of the Investor specified in the Demand Registration Request. The Parties shall cooperate in a timely manner in connection with such Distribution and the procedures in Schedule A shall apply.

(d)	The Corporation shall not be obliged to effect:

(i)	more than two (2) Demand Registrations in any twelve (12) month period; provided that for purposes of this Section 2.1, a Demand Registration pursuant to which the Designated Registerable Shares are to be sold shall not be considered as having been effected until (1) the Registration Statement has been declared effective by the SEC and (2) a receipt has been issued by the Canadian Securities Authorities for the Canadian Prospectus and has not been withdrawn or suspended; or

(ii)	a Demand Registration in the event the Corporation determines in its good faith judgment, after consultation with its financial and legal advisors, that (A) either (I) the effect of the filing of a Registration Statement and a Canadian Prospectus would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, reorganization or similar material transaction involving the Corporation; or (II) there exists at the time material non-public information relating to the Corporation the disclosure of which would be materially adverse to the Corporation, and (B) it is therefore in the best interests of the Corporation to defer the filing of a Prospectus at such time, in which case the Corporation’s obligations under this Section 2.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the Demand Registration Request (such 90-day period is referred to herein as a “Blackout Period”); provided, that after any initial Blackout Period, the Corporation may not invoke a subsequent Blackout Period until 12 months have elapsed from the end of any previous Blackout Period; provided, further, that the Corporation shall not register any securities for its own account or that of any other shareholder during such 90-day period other than pursuant to a Registration Statement on Form S-8 or other registration solely relating to an offering or sale to employees or Directors pursuant to any employee stock plan or other employee benefit arrangement.

(e)	In the case of registration of Registerable Shares initiated pursuant to this Section 2.1, the Investor shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained for purposes of such registration.

(f)	The Investor shall have the right to withdraw a Demand Registration Request pursuant to this Section 2.1 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation; provided, that:

(i)	such withdrawal must be made in writing ten (10) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)	such withdrawal shall be irrevocable.

(g)	For the avoidance of doubt, the registration rights granted pursuant to the provisions of this Section 2.1 shall be in addition to the registration rights granted pursuant to the provisions of Section 2.2.

2.2	Piggyback Registration

(a)	For so long as the Investor meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold and after [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]:

(i)	each time the Corporation elects to proceed with the preparation and filing of (i) a Registration Statement under U.S. Securities Laws, or (ii) a Canadian Prospectus under Canadian Securities Laws, in each case in connection with a proposed Distribution of any of its securities, whether for its own account or for the account of one or more shareholders of the Corporation entitled to piggyback registration rights, the Corporation shall give prompt written notice thereof to the Investor as soon as practicable. In such event, the Investor shall be entitled, by written notice (the “Piggyback Registration Request”) given to the Corporation within twenty (20) days (except in the case of a Bought Deal in which case the Investor shall have only twenty-four (24) hours) after the receipt of such notice by the Investor, to require that the Corporation cause any or all of the Registerable Shares held by the Investor (the “Piggyback Registerable Shares”) to be included in such Prospectus (such registration being hereinafter referred to as a “Piggyback Registration”). Notwithstanding the foregoing:

(A)	in the event the lead underwriter or lead agent for the offering advises the Corporation and the Investor that in its good faith opinion, the inclusion of such Piggyback Registerable Shares, together with such other Common Shares requested to be included in the offering by other shareholders of the Corporation entitled to piggyback registration rights, may materially and adversely affect the price or success of the offering (such maximum offering size, the “Piggyback Maximum Offering Size”), the Corporation shall include in such registration, in the following priority: (i) first, such number of securities the Corporation proposes to sell; and (ii) second, a number of Piggyback Registerable Shares requested by the Investor, together with the number of Common Shares requested to be included in such Piggyback Registration by other shareholders of the Corporation entitled to piggyback rights, allocated, if necessary for the offering not to exceed the Piggyback Maximum Offering Size, on a pro rata basis among the Investor and such other shareholders of the Corporation based on their relative number of Common Shares requested to be included in the Piggyback Registration;

(B)	the Corporation may at any time before the effective date of such Prospectus, and without the consent of the Investor, abandon the proposed offering in which the Investor has requested to participate; and

(C)	the Investor shall have the right to withdraw the Piggyback Registration Request pursuant to this Section 2.2 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation; provided, however, that such withdrawal must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and such withdrawal shall be irrevocable and, after making such withdrawal, the Investor shall no longer have any right to include its Piggyback Registerable Shares in the offering pertaining to which such withdrawal was made.

2.3	Shelf Registration

(a)	For so long as the Investor meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold (except where specified otherwise) and after [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]:

(i)	the Investor shall, subject to Section 2.1(d), have the right to require the Corporation at any time and from time to time to (A) file a Registration Statement, including a Registration Statement covering the resale of all of the Registerable Shares on a delayed or continuous basis, on Form F-10 pursuant to MJDS or on Form F-3 or Registration Statement that may be available at such time (a “Shelf Registration Statement”), and (B) file a Canadian Prospectus pursuant to the provisions of NI 44-102, which, for greater certainty and as applicable, shall include Décision N° 2021-PDG-0066 – Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus of the Autorité des marchés financiers (Québec), including a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement, and take such other steps as may be necessary to register the Distribution in the United States and Canada of all or any portion of the Registerable Shares held by the Investor (a “Shelf Registration”), by giving a written notice (the “Shelf Registration Request”) with the information required in Section 2.1(c) to the Corporation;

(ii)	upon the receipt of a Shelf Registration Request pursuant to Section 2.3(a)(i), the Corporation shall, and subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Shelf Registration Request a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a preliminary Canadian Base Shelf Prospectus (if applicable) and a final Canadian Base Shelf Prospectus relating to such Shelf Registration and secure the issuance of a receipt for such preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution in the United States of all or any portion of the Registerable Shares of the shareholders requested to be included in such Shelf Registration;

(iii)	after the filing of any Shelf Registration Statement and Canadian Base Shelf Prospectus, the Corporation shall use its commercially reasonable efforts to keep such Shelf Registration Statement effective with the SEC and Canadian Base Shelf Prospectus effective with the applicable Canadian Securities Authorities, respectively, at all times and to re-file such Shelf Registration Statement or renew such Canadian Base Shelf Prospectus upon its expiration by filing a preliminary Canadian Base Shelf Prospectus (if applicable) and (final) Canadian Base Shelf Prospectus, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Shelf Registration Statement or Canadian Base Shelf Prospectus related to such Shelf Registration, , as may be reasonably requested by the Investor or as otherwise required, until such time as all Registerable Shares that could be sold pursuant to such Shelf Registration Statement and Canadian Base Shelf Prospectus have been sold, are no longer outstanding or otherwise cease to be “Registerable Shares”; and

(iv)	for so long as the Investor meets the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold and at any time that a Shelf Registration Statement and Canadian Base Shelf Prospectus are effective, if the Investor delivers a written notice to the Corporation stating that it intends to effect an underwritten public offering of all or part of the Registerable Shares included on the Shelf Registration Statement or the Canadian Base Shelf Prospectus (a “Shelf Underwritten Offering”), then the Corporation shall file a prospectus supplement to the Shelf Registration Statement and a Canadian Shelf Prospectus Supplement as may be necessary to enable such Registerable Shares to be distributed pursuant to the Shelf Underwritten Offering, which Shelf Underwritten Offering shall be deemed a “Demand Registration” for all purposes in this Agreement. Such notice shall include substantially the same information as required by Section 2.1(c) for a Demand Registration Request and shall be considered a “Demand Registration Request” for all purposes in this Agreement, to the extent the applicable as the context may require. The Investor’s rights to request a Shelf Underwritten Offering with respect to the Registerable Shares held by the Investor shall be in addition to the other registration rights provided in this Article 2; provided that the Corporation shall not be obligated to effect any such Shelf Underwritten Offering for any of the reasons set forth in Section 2.1(d) for a Demand Registration, mutatis mutandis. In addition, the provisions of Section 2.1(e) shall apply to any Shelf Underwritten Offering, mutatis mutandis. The Corporation and the Investor shall cooperate in a timely manner in connection with any such Shelf Underwritten Offering and the procedures in Schedule A shall apply to such Shelf Underwritten Offering.

2.4	Expenses

All Registration Expenses incident to the performance of or compliance with this Article 2 by the Parties shall be borne by the Corporation.

2.5	Other Sales

After receipt by the Corporation of a Request, the Corporation shall not, without the prior written consent of the Investor, authorize, issue or sell any Common Shares or Convertible Securities in any jurisdiction or agree to do so or publicly announce any intention to do so (except for Common Shares or Convertible Securities issued pursuant to any legal obligations in effect on the date of the Request or pursuant to any Incentive Plan) until the date which is the later of (a)(i) the date on which the Registration Statement has been declared effective by the SEC and (ii) the date on which a receipt is issued for the Canadian Prospectus filed in connection with such Demand Registration, and (b) the completion of the offering contemplated by the Demand Registration; provided, however, that the Corporation further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with any underwritten offering effected pursuant to this Article 2, which agreements may subject the Corporation to a longer lock-up period.

2.6	No Change or Subordination

The Corporation shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights granted to the Investor hereunder.

2.7	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus as herein contemplated, the Corporation shall give the Investor, its underwriters for an underwritten offering or agents for an agency offering, and their respective counsel, auditors and other Representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor and its counsel should be included. The Corporation shall give the Investor and the underwriters or agents such reasonable and customary access to the books and records of the Corporation and its Subsidiaries and such reasonable and customary opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters or agents and their respective counsel. The Corporation shall cooperate with the Investor and its underwriters or agents in the conduct of all reasonable and customary due diligence which the Investor, such underwriters or agents and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Applicable Securities Laws and in order to enable such underwriters or agents to execute any certificate required to be executed by them for inclusion in each such document.

2.8	Indemnification

(a)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Corporation shall indemnify and hold harmless the Investor and Permitted Transferree of the Investor with respect to Registerable Shares, each underwriter or agent involved in the Distribution of Registerable Shares thereunder, each of their respective members, directors, officers, employees, agents and managers, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act against any losses, claims, damages or liabilities (including reasonable counsels’ fees) (“Losses”), solidarily or joint, to which the Investor, or such underwriter or agent or controlling Person or any of their directors, officers, employees, agents or managers may become subject, insofar as such Losses, (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Prospectus, or any amendment or supplement thereof, (ii) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) arise out of or are based upon any violation or alleged violation by the Corporation (or any of its agents or Affiliates) of any Applicable Securities Law, and the Corporation will pay to each the Investor, underwriter, agent or controlling Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Losses may result, as such expenses are incurred; provided, however, that the Corporation shall not be liable in any such case if and to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor, such underwriter or agent or such controlling Person expressly for use in connection with such registration; provided further, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Corporation, which consent shall not be unreasonably withheld.

(b)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Investor shall indemnify and hold harmless the Corporation, its directors, each officer who has signed the Registration Statement, and each underwriter or agent involved in the Distribution of Registerable Shares thereunder, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act to the same extent as the indemnity referred to in clause (a) above from the Corporation to the Investor, but only to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld; provided further, however, that in no event shall the aggregate amounts payable by the Investor by way of indemnity or contribution under Section 2.8(b) and 2.8(b) exceed the proceeds from the offering received by the Investor (net of any Selling Expenses paid by the Investor), except in the case of fraud or willful misconduct by the Investor.

(c)	Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a Party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)	The indemnifying party shall have the right, by notice to the indemnified party given not later than 30 days after receipt of the notice described in Section 2.8(c), to assume the control, defence, compromise or settlement of the action, provided that such assumption shall, by its terms, be without cost to the indemnified party and provided the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party in accordance with the terms of this Section 2.8.

(e)	Upon the assumption of control of any action by the indemnifying party as set out in Section 2.8(d), the indemnifying party shall diligently proceed with the defence, compromise or settlement of the action at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the indemnified party and, in connection therewith, the indemnified party shall cooperate fully, but at the expense of the indemnifying party with respect to any out-of-pocket expenses incurred, to make available to the indemnifying party all pertinent information and witnesses under the indemnified party’s control, make such assignments and take such other steps as in the opinion of counsel for the indemnifying party are reasonably necessary to enable the indemnifying party to conduct such defence. The indemnified party shall also have the right to participate in the negotiation, settlement or defence of any action at its own expense.

(f)	To provide for just and equitable contribution to joint liability under the U.S. Securities Act in any case in which either: (i) any Party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the U.S. Securities Act may be required on the part of any Party for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) the Investor will not be required to contribute any amount in excess of the public offering price of all such Registerable Shares offered and sold by the Investor pursuant to such Registration Statement or Prospectus, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall the Investor’s liability pursuant to this Section 2.8(f), when combined with the amounts paid or payable by the Investor pursuant to Section 2.8(f), exceed the proceeds from the offering received by the Investor (net of any commission paid by the Investor), except in the case of willful misconduct or fraud by the Investor.

(g)	Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(h)	Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Corporation and the Investor under this Section 2.8 shall survive the completion of any offering of Registerable Shares in a registration under this Article 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9	Sale by Affiliates

If any Registerable Shares to be sold pursuant to any Registration are owned by the Investor’s Affiliates, all references to the Investor in this Article 2 and Schedule A shall be deemed, for the purpose of such Registration, to include the Investor or any of its Affiliates.

2.10	Rule 144 Compliance; Reporting

The Corporation shall (i) use commercially reasonable best efforts to file with the SEC in a timely manner the reports required to be filed by it under the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of the Investor, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144 under the U.S. Securities Act, as such rule may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and (ii) take such further action as the Investor may reasonably request, all to the extent required from time to time to enable the Investor to sell Registerable Shares without registration under the U.S. Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by Rule 144 under the U.S. Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of the Investor, the Corporation will deliver to the Investor a written statement as to whether it has complied with such requirements and, if not, the specifics thereof. The Corporation shall also use commercially reasonable best efforts to comply with applicable Canadian Securities Laws and Exchange requirements, including continuous and timely disclosure obligations under NI 51-102 and NI 43-101 and provide the Investor, so long as the Investor owns Registerable Shares, promptly upon request, a written statement of the Chief Executive Officer or the Chief Financial Officer of the Corporation, to the best of such executive officer’s knowledge and without personal liability, as to the compliance of the Corporation with the applicable Canadian Securities Laws and Exchange requirements.

2.11	Conflict

Notwithstanding the foregoing, to the extent that the provisions regarding indemnification and contribution contained in the underwriting agreement entered into by the Parties in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions of the underwriting agreement shall prevail.

2.12	Acting as Trustees

(a)	The Corporation hereby acknowledges and agrees that, with respect to this Article 2, the Investor is contracting as agent for the other Indemnified Parties referred to in Section 2.8(a). In this regard, the Investor will act as trustee for such Indemnified Parties of the covenants of the Corporation under this Article 2 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

(b)	The Investor hereby acknowledges and agrees that, with respect to this Article 2, the Corporation is contracting on its own behalf and as agent for the other Indemnified Parties referred to in Section 2.8(b). In this regard, the Corporation will act as trustee for such Indemnified Parties of the covenants of the Investor under this Article 2 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

Article 3
AMENDMENTS

3.1	Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

3.2	Changes in Capital of the Corporation

At all times after the occurrence of any event which results in a change to the Common Shares or the issuance of securities in exchange therefor, this Agreement will be deemed to be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into or for which the Common Shares are so changed or exchanged, respectively, and the Parties shall promptly negotiate in good faith with a view to executing and delivering a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

Article 4
GENERAL

4.1	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares or other securities:

(a)	resulting from the conversion, reclassification, redesignation, subdivision, consolidation or other change to the Registerable Shares beneficially owned, controlled or directed, directly or indirectly, by the Investor; or

(b)	of the Corporation or any successor entity that may be received by the Investor on a merger, amalgamation, arrangement or other reorganization of or including the Corporation;

and, prior to any action referred to in subsection (a) or (b) above being taken, the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 4.1.

4.2	Termination

Except for Sections 4.9, 4.10 and 4.14 and the surviving indemnification and contribution obligations as provided in Article 2 (the “Surviving Provisions”), which shall survive termination of this Agreement pursuant to this Section 4.2 and continue to be binding on the Parties for the periods set forth in the respective Surviving Provisions, this Agreement will automatically terminate upon the earliest to occur of the following events:

(a)	the first date on which the Investor does not meet the [REDACTED: COMMERCIALLY SENSITIVE INFORMATION]% Threshold;

(b)	this Agreement is terminated by written agreement of the Parties;

(c)	written notice by the non-defaulting Party to the defaulting Party in the event the defaulting Party is in breach of any material obligation on its part under this Agreement and, where the breach is capable of remedy, is not remedied to the non-defaulting Party’s satisfaction within a reasonable period of time; and

(d)	the bankruptcy, dissolution or liquidation of the Corporation or any of the Subsidiaries or the making by the Corporation or any of the Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of the Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

Neither the lapsing of the provisions in this Agreement (except for the Surviving Provisions) nor their ceasing to have effect shall affect any accrued rights or liabilities of any Party in respect of damages for non performance of any obligation under this Agreement falling due for performance prior to such lapse and cessation.

4.3	Assignment

(a)	This Agreement is not assignable by the Investor without the Corporation’s prior written consent other than to one or more Permitted Transferees and in compliance with Section 4.4.

(b)	This Agreement is not assignable by the Corporation, except with the prior written consent of the Investor.

4.4	Permitted Transferees

The rights of the Investor hereunder may be assigned (but only with all related obligations as set forth below) in connection with a transfer of Registerable Shares to a Permitted Transferee of the applicable Investor. Without prejudice to any other or similar conditions imposed hereunder with respect to any such transfer, no assignment permitted under the terms of this Section 4.4 will be effective unless the Permitted Transferee to which the assignment is being made, has delivered to the Corporation a written acknowledgment and agreement in form and substance reasonably satisfactory to the Corporation that the Permitted Transferee will be bound by, and will be a party to, this Agreement. Upon such an assignment, references in this Agreement to the “Investor” shall, mutatis mutandis, apply to and include reference to such Permitted Transferee. A Permitted Transferee to whom rights are transferred pursuant to this Section 4.4 may not again transfer those rights to any other Permitted Transferee, other than as provided in this Section 4.4.

4.5	Co-operation

In respect of all Distributions that occur during the term of this Agreement, the Corporation and the Investor and each of their representatives shall use reasonable commercial efforts to comply with all Applicable Securities Laws and Exchange requirements, including the execution and filing of all necessary documents and prospectus certificates and the taking of all such other steps as may be necessary under Applicable Securities Laws and Exchange requirements to qualify the Distribution.

4.6	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

4.7	Time of the Essence

Time is of the essence of this Agreement. Each of the Parties shall be in default by the mere lapse of time for performing its obligations hereunder, without the necessity of further notice or delay, as contemplated by article 1594 of the Civil Code of Québec.

4.8	Enurement

This Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

4.9	Public Notices/Press Releases

No Party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(b)	make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that, this Section 4.9 shall be subject to each Party’s overriding obligation to make any disclosure or public regulatory filing required under Applicable Securities Laws or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Securities Laws or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, in no circumstance shall any such disclosure by, or public regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or any of its Affiliates without the Investor’s prior written consent, in its sole discretion.

4.10	Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by e-mail, or (iii) sent by same-day or overnight courier, in each case, addressed as follows:

(a)	if to the Corporation:

481 rue Brassard
Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Stein Monast

70 rue Dalhousie, Suite 300

Québec, Québec

G1R 4G2

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

(b)	if to the Investor:

Investissement Québec

1001, boul. Robert-Bourassa, Bureau 1000
Montréal, Québec
H3B 4L4

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

500 Grande-Allée Est, 9th Floor

Québec, Québec

G1R 2J7

Attention:	[REDACTED: CONTACT INFORMATION]
Email:	[REDACTED: CONTACT INFORMATION]

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date sent if delivered by e-mail on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), or if not sent on a Business Day before such time, on the first Business Day thereafter, and (iii) two Business Days after being sent by same-day or overnight courier. Each of the Parties shall be entitled to specify a different address by giving notice in writing as aforesaid to the other Party.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any proceeding in respect of which such Notice was or was intended to be given.

4.11	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement.

4.12	Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

4.13	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

4.14	Governing Law

This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

4.15	Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

4.16	Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and shall have the same force and effect as an original, and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date first above written.

NOUVEAU MONDE GRAPHITE INC.

Per:
	Name:	Eric Desaulniers
	Title:	President and Chief Executive Officer

INVESTISSEMENT QUÉBEC

Per:
	Name:	Amyot Choquette
	Title:	Directeur principal, Investissements, Ressources naturelles

[Signature page to Registration Rights Agreement]

SCHEDULE A

REGISTRATION RIGHTS PROCEDURES

1.	Upon receipt of a Request from the Investor, the Corporation shall use its reasonable best efforts to effect the Distribution of Registerable Shares of the Investor, and pursuant thereto the Corporation shall use its reasonable best efforts to as expeditiously as possible:

(a)	following the Corporation’s receipt of the Request relating to a Demand Registration, Piggyback Registration or Shelf Registration (and in any event within 30 days of a Request relating to a Shelf Registration) in respect of a Distribution in the United States, as applicable, prepare and file with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registerable Shares by the Investor or by the Corporation in accordance with the intended method or methods of distribution thereof (which may be a Registration Statement filed on Form F-10 under the MJDS (if then available)), make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Registration, the Corporation shall furnish or otherwise make available to the Investor, its counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of the Investor and counsel, and such other documents reasonably requested by the Investor and counsel, including any comment letter from the SEC, and, if requested by the Investor or counsel, provide the Investor or counsel, as applicable, reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the U.S. Securities Act, including reasonable access to the Corporation’s books and records, officers, accountants and other advisors. The Corporation will include comments to any Registration Statement and any amendments or supplements thereto from the Investor or its counsel, or the managing underwriters, if any, as reasonably requested on a timely basis;

(b)	prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and U.S. Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the applicable period provided herein and comply in all material respects with the provisions of the U.S. Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the U.S. Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the U.S. Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the Investor set forth in such Registration Statement or otherwise cease to be “Registerable Shares”;

(c)	prepare and file with the Canadian Securities Authorities as soon as practicable following the Corporation’s receipt of the Request, a Canadian Prospectus relating to the applicable Demand Registration, Piggyback Registration or Shelf Registration and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the Distribution and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by the applicable Canadian Securities Authorities, all as may be necessary to permit the Distribution of such securities in compliance with applicable Canadian Securities Laws and Exchange requirements, and furnish to the Investor and the managing underwriters or underwriters, if any, copies of such Canadian Prospectuses and any amendments or supplements in the form filed with the Canadian Securities Authorities, promptly after the filing of such Canadian Prospectuses, amendments or supplements;

(d)	subject to Applicable Securities Laws, keep the Prospectus effective until the Distribution as described in the Prospectus has been completed;

(e)	notify the Investor and the managing underwriter(s) or managing agent(s), if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (A) when the Registration Statement, Prospectus or any amendment thereto has been filed and declared effective, and, to furnish the Investor and managing underwriter(s) or managing agent(s) with copies thereof, (B) of any request by the SEC for amendments to the Registration Statement or related Prospectus or for additional information, (C) of any request by the Canadian Securities Authorities for amendments to the Canadian Prospectus or for additional information, (D) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (E) of the issuance by the Canadian Securities Authorities of any cease trade order relating to the Canadian Prospectus or any order preventing or suspending the use of any Canadian Prospectus or the initiation or threatening for any proceedings for such purposes, and (F) of the receipt by the Corporation of any notification with respect to the suspension of the registration of the Registerable Shares for Distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(f)	promptly notify the Investor and the managing underwriter(s), if any, (A) at any time the representations and warranties contemplated by any underwriting agreement, securities/sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects, and (B) the happening of any event as a result of which the Registration Statement or Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which it was made) not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the Registration Statement or Prospectus in order to comply with the Applicable Securities Laws and Exchange requirements and, in either case as promptly as practicable thereafter, prepare and file with the SEC or Canadian Securities Authorities and furnish without charge to the Investor and the managing underwriter(s) or managing agent(s), if any, a supplement or amendment to such Registration Statement or Prospectus, which shall correct such statement or omission or effect such compliance;

(g)	(i) use its commercially reasonable best efforts to comply with all applicable rules and regulations of the SEC and the U.S. Securities Act or any successor rule thereto; and (ii) use its commercially reasonable best efforts to comply with applicable Canadian Securities Laws and Exchange requirements, including continuous and timely disclosure obligations under NI 51-102 and NI 43-101 (including with respect to the form and content of the documents to be prepared and filed thereunder);

(h)	use commercially reasonable best efforts to prevent the issuance of any stop order, cease trade order or other order suspending the use of any Registration Statement or Prospectus or suspending any registration of the Registerable Shares covered by the Registration Statement or Prospectus and, if any such order is issued, to obtain the withdrawal of any such order;

(i)	furnish to the Investor and each managing underwriter or managing agent, without charge, as applicable, one executed copy and as many conformed copies as they may reasonably request, of the Registration Statement and Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide the Investor and its counsel with an opportunity to review, and provide comments to the Corporation on the Registration Statement and Prospectus;

(j)	deliver to the Investor and the underwriters for an underwritten offering or the agents for an agency offering, if any, without charge, as many copies of the Registration Statement and Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Registration Statement and Prospectus or any amendment thereto by the Investor and the underwriters or agents, if any, in connection with the Distribution of the Registerable Shares covered by the Registration Statement or Prospectus or any amendment or supplement thereto) and such other documents as the Investor may reasonably request in order to facilitate the Distribution of the Registerable Shares by such Person;

(k)	use its commercially reasonable best efforts to register, and cooperate with the Investor, the managing underwriter or managing agent, if any, and their respective counsel in connection with the registration of such Registerable Shares for Distribution in compliance with the Applicable Securities Laws and Exchange requirements as any such Person, underwriter or agent reasonably requests in writing; and

(l)	in connection with any underwritten offering or agency offering, enter into customary agreements, including an underwriting agreement or agency agreement, as applicable, such agreement to be satisfactory in substance and form to each of the Investor and the Corporation and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by the Corporation and such other terms as are generally prevailing in agreements of these types, it being understood for the avoidance of doubt that the Investor shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters’ or agents’ other than representations, warranties or agreements regarding the Investor and the Corporation’s intended method of distribution and any other representation required by Law or as are generally prevailing in such underwriting or agency agreements for secondary offerings, as the case may be, and furnish to the underwriters or agents and the Investor, among other things:

(i)	an opinion of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters or agents, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering or agents in an agency public offering;

(ii)	such corporate certificates, satisfactory to the managing underwriter or underwriters acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the managing underwriter or underwriters may reasonably request; and

(iii)	a “comfort letter” dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters or agents, in form and substance as is customarily given in an underwritten or agency public offering, as applicable, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

(m)	as promptly as practicable after filing with the SEC or Canadian Securities Authorities, any document which is incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to the managing underwriters or managing agents, if any;

(n)	provide a transfer agent and registrar for all Registerable Shares registered pursuant to this Agreement and provide a CUSIP number for all Registerable Shares, not later than the closing date of the offering;

(o)	make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters or agents (taking into account the needs of the Corporation’s businesses and the requirements of the marketing process) in the marketing of Registerable Shares in any underwritten or agency offering;

(p)	promptly prior to the filing of any document which is to be incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to each lead underwriter or lead agent, if any, and make the Corporation’s Representatives reasonably available for discussion of such document and make such changes in such document concerning the Investor prior to the filing thereof as counsel for the Investor or underwriters or agents may reasonably request;

(q)	cooperate with the Investor and the lead underwriter or lead agent, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registerable Shares to be sold, and cause such Registerable Shares to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registerable Shares to the underwriters or agents or, if not an underwritten or agency offering, in accordance with the instructions of the sellers of Registerable Shares at least three (3) Business Days prior to any sale of Registerable Shares and instruct any transfer agent and registrar of Registerable Shares to release any stop transfer orders in respect thereof;

(r)	cooperate with the Investor and each underwriter or agent participating in the disposition of such Registerable Shares and their respective counsel in connection with any filings required to be made with FINRA;

(s)	in the case of a Distribution under a Registration Statement, otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC (including Regulation M), and make available, as soon as reasonably practicable (but no more than 18 months after the effective date of the Registration Statement or such later date as provided by Section 11(d) of the U.S. Securities Act), an earnings statement covering the period of at least 12 months beginning with the first day of the Corporation’s first full calendar quarter after the effective date of the Registration Statement (or such later date as provided by Section 11(d) of the U.S. Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(t)	in the case of a Distribution under a Canadian Prospectus, otherwise use its commercially reasonable efforts to comply with OSC Rule 48-501 – Trading During Distributions, Formal Bids and Share Exchange Transactions or Section 7.7 of the Universal Market Integrity Rules of the Canadian Investment Regulatory Organization;

(u)	arrange for its interim or quarterly financial statements or reports to be prepared and filed pursuant to the Exchange Act and NI 51-102 to be reviewed by its independent professional chartered accountants prior to such filing for purposes of the incorporation thereof by reference in any Prospectus in accordance with Applicable Securities Laws;

(v)	take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the Distribution of such Registerable Shares; and

(w)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Investor under this Agreement.

2.	The Corporation may require the Investor, as to which any Registration is being effected, to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to the Investor and its ownership of Registerable Shares as the Corporation may from time to time reasonably request in writing. The Investor agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. The Investor shall notify the Corporation as soon as reasonably practicable upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a Canadian Prospectus, in light of the circumstances under which they are made) not misleading.